    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 21, 1997

                                                      REGISTRATION NO. 333-30581

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 3 TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                           KENDLE INTERNATIONAL INC.
             (Exact name of Registrant as specified in its Charter)

            OHIO                            8731                         31-1274091
(State or other jurisdiction    (Primary Standard Industrial            (IRS Employer
             of                  Classification Code Number)       Identification Number)
      incorporation or
        organization)

                                700 CAREW TOWER
                             CINCINNATI, OHIO 45202
                                 (513) 381-5550
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            EDWARD E. STEINER, ESQ.
                      KEATING, MUETHING & KLEKAMP, P.L.L.
                              1800 PROVIDENT TOWER
                             ONE EAST FOURTH STREET
                             CINCINNATI, OHIO 45202
                            TELEPHONE (513) 579-6468
                            FACSIMILE (513) 579-6957
      (Name, address, including zip code, telephone and facsimile numbers, including area code, of agent for service)

                                    Copy to:
                            SCOTT S. ROSENBLUM, ESQ.
                              MARK B. SEGALL, ESQ.
                       KRAMER, LEVIN, NAFTALIS & FRANKEL
                                919 THIRD AVENUE
                         NEW YORK, NEW YORK 10022-3903
                            TELEPHONE (212) 715-9100
                            FACSIMILE (212) 715-8000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED AUGUST 21, 1997

PROSPECTUS

                                3,600,000 SHARES

                                 [KENDLE LOGO]

                           KENDLE INTERNATIONAL INC.
                                  COMMON STOCK
                          ---------------------------

     Of the 3,600,000 shares of Common Stock (the "Common Stock") offered hereby (the "Offering"), 3,000,000 are being offered by Kendle International Inc. ("Kendle" or the "Company") and 600,000 are being offered by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for a list of the factors to be considered in determining the initial public offering price. Application has been made to list the Common Stock on the Nasdaq National Market under the symbol "KNDL." The Company will not receive any of the proceeds from the sale of the shares by the Selling Shareholders.
                          ---------------------------

       THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING AT PAGE 7.
                          ---------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION,
       NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
        SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
           ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
              TO THE CONTRARY IS A CRIMINAL OFFENSE.

============================================================================================================
                                                                                               PROCEEDS TO
                                          PRICE TO                           PROCEEDS TO         SELLING
                                           PUBLIC         UNDERWRITING       COMPANY (2)      SHAREHOLDERS
                                                          DISCOUNTS AND
                                                         COMMISSIONS (1)
------------------------------------------------------------------------------------------------------------
Per Share...........................          $                 $                 $                 $
------------------------------------------------------------------------------------------------------------
Total (3)...........................          $                 $                 $                 $
============================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting" and "Principal and Selling Shareholders."
(2) Before deducting expenses of the Offering payable by the Company, estimated at $500,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 540,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to the Selling Shareholders
    will be $          , $          , $          and $          , respectively.
    The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders. See "Underwriting" and "Principal and Selling Shareholders."
                          ---------------------------

     The shares of Common Stock offered by this Prospectus are offered by the Underwriters, subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of certificates representing the shares of Common Stock will be made at the offices of Lehman
Brothers Inc., New York, New York, on or about             , 1997.
                          ---------------------------

LEHMAN BROTHERS                                              J.C. BRADFORD & CO.

AUGUST   , 1997

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement, including exhibits, schedules and reports filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete; and, in such instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission in Washington, D.C. and copies of all or any part of which may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained at prescribed rates by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.
                            ------------------------

     The Company intends to distribute to its shareholders annual reports containing audited financial statements and will make available copies of quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.
                            ------------------------

     Kendle(SM), the Kendle logo, TrialWare(SM) and the names of certain other services offered by Kendle are service marks, trademarks or registered service marks or trademarks of Kendle. All other trademarks or service marks appearing in this Prospectus are trademarks, service marks or registered trademarks or service marks of the respective companies that utilize them.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK AND THE IMPOSITION OF PENALTY BIDS.

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including "Risk Factors" appearing elsewhere in this Prospectus, and the financial statements and notes thereto. Unless otherwise indicated, the information set forth in this
Prospectus: (i) does not give effect to the exercise of the Underwriters' over-allotment option and (ii) gives effect to the proposed 36.5 for 1 stock split of the Company's Common Stock.

                                  THE COMPANY

     Kendle is a contract research organization ("CRO") that provides a broad range of clinical research and drug development services to the pharmaceutical and biotechnology industries. Kendle augments the research and development activities of pharmaceutical and biotechnology companies by offering high quality, value added clinical research services and proprietary information technology designed to reduce drug development time and expense. The Company's services include Phase II to Phase IV clinical trial design and management, clinical data management, biostatistical analysis, medical writing and regulatory consultation and representation. Kendle believes that it is one of a small number of CROs capable of providing a broad range of services within multiple therapeutic areas, including cardiovascular, central nervous system, gastrointestinal, immunology, oncology, respiratory, skeletal disease and inflammation. Since its inception, Kendle has served more than 40 clients, including 12 of the world's 20 largest pharmaceutical companies. In 1996, Kendle participated in 62 studies at approximately 4,100 sites involving approximately 20,000 patients.

     In furtherance of the Company's strategy to expand its international coverage and range of services, the Company purchased U-Gene Research B.V. ("U-Gene"), based in Utrecht, the Netherlands, which provides Phase II to Phase IV clinical trial design and management, and owns and operates a state-of-the-art 38-bed Phase I testing unit, and entered into an agreement to purchase GMI Gesellschaft fur Angewandte Mathematik und Informatik mbH ("gmi"), based in Munich, Germany, which provides Phase II to Phase IV clinical trial design and management and specializes in the field of pharmacoeconomic analysis (the "Acquisitions"). The Company believes that the Acquisitions will make Kendle the sixth largest CRO in Europe, based on total revenues, and will enhance its ability to provide customers with a single source for contract research services throughout North America and Europe.

     The CRO industry derives substantially all of its revenue from the pharmaceutical and biotechnology industries. In 1995, worldwide expenditures on research and development by pharmaceutical and biotechnology companies are estimated to have been $35.0 billion, of which the Company estimates $22.0 billion was spent on the type of drug development activities offered by the CRO industry. The Company believes that approximately $2.5 billion of such spending was outsourced to CROs in 1995.

     The Company believes that the outsourcing of drug development activities by pharmaceutical and biotechnology companies has been increasing and will continue to increase as these companies strive to increase revenues through faster drug development while also dealing with cost containment pressures. The CRO industry, by specializing in clinical trials management, is often able to perform the needed services with a higher level of expertise or specialization, more quickly and at a lower cost than a client could perform the services internally.

     The Company believes that pharmaceutical and biotechnology companies are increasingly selecting CROs that have the following capabilities: (i) a broad range of therapeutic expertise in designing and managing all phases of clinical trials; (ii) the ability to efficiently collect, edit and analyze data from thousands of patients with various clinical conditions from many geographically dispersed sites; (iii) the ability to provide a full range of services to clients who desire to use fewer CROs to manage their drug development processes; and (iv) global capabilities that incorporate diverse populations and allow simultaneous filings of registration packages in several major jurisdictions.

     Kendle's strategy is to continue to enhance its reputation as a high-quality provider of a full range of CRO services. The Company's strategy consists of the following key elements: (i) continue to expand its broad range of therapeutic expertise; (ii) offer its clients "one-stop shopping" with a full range of services that encompass the clinical research process and complement the research and development departments of its clients; (iii) expedite the drug development process through innovative information technology offered via the Company's proprietary TrialWare(sm) software; (iv) continue to build a brand presence that portrays high quality work; and (v) supplement internal growth through strategic acquisitions that expand the Company's geographic presence and add to Kendle's clinical research capabilities in existing or new therapeutic areas or service offerings. The implementation of this strategy will require Kendle to spend significant amounts of capital. In 1997 alone, the Company utilized approximately $24.8 million to fund acquisitions and expects to spend another $3 million to $4 million in 1997 for capital expenditures relating to facilities and investments in information technology.


                                  ACQUISITIONS

U-Gene Acquisition

     On July 1, 1997, Kendle acquired U-Gene for 30 million Dutch guilders ($15.5 million) (the "U-Gene Acquisition"). The Company utilized funds provided under a bank credit facility (the "Bank Credit Facility") to consummate the U-Gene Acquisition. U-Gene has been in existence since 1986 and has conducted trials in several countries including the Netherlands, the United Kingdom and Italy. U-Gene offers a full range of clinical drug development services including Phase I to Phase IV national and multinational clinical trials, biostatistics, quality management and regulatory consultation. In Phase II to Phase IV clinical trials, U-Gene has experience in a broad range of therapeutic areas, including cardiovascular, central nervous system, gynecology, hematology and infectious diseases. Since 1986, U-Gene has served more than 100 clients, including 19 of the world's 20 largest pharmaceutical companies. In 1996, U-Gene participated in 115 studies at approximately 500 sites involving approximately 4,700 patients and recorded net revenues of $12.5 million, a 37% increase over the prior year, and operating profit of $1.3 million, a 47% increase over the prior year.

gmi Acquisition

     On July 2, 1997, the Company entered into a definitive agreement to acquire gmi for 19.5 million Deutsche marks. Total acquisition costs are expected to be approximately $9.3 million in cash and $2.8 million in shares of Common Stock, with the number of shares to be determined by the initial public offering price (the "gmi Acquisition"). The Company expects to close the gmi Acquisition concurrently with the Offering. If the Offering is not completed by September 19, 1997, the cash portion of the gmi Acquisition will be funded with borrowings under the Bank Credit Facility. Founded in 1983, gmi provides a wide range of clinical drug development services including Phase II to Phase IV clinical trials and has experience in a variety of national and international projects across a wide range of diseases. gmi also engages in scientific consulting, the planning, realization and evaluation of health economic studies and gmi also conducts seminars, in-house training programs and presentations. gmi operates primarily in Germany, but has conducted trials in six additional countries including Austria, the United Kingdom, Switzerland and France. In 1996, gmi participated in 119 studies at multiple sites and recorded net revenues of $7.0 million, a 32% increase over the prior year, and operating profit of $1.4 million, a 16% increase over the prior year.

     Management believes that the Acquisitions will establish the Company as a full-service international CRO. On a pro forma basis, the Company is the sixth largest CRO in Europe, based on total revenues, and is one of a small number of CROs able to offer clients the full range of Phase I through Phase IV clinical trials in North America and Europe. U-Gene and gmi will increase both the number and the geographic scope of the clients served by Kendle, enabling the Company to cross-sell its services and enhance its relationships with existing clients. U-Gene and gmi will also add a number of additional areas of therapeutic expertise that complement Kendle's areas of proficiency.

     The Company plans to repay the indebtedness incurred under the Bank Credit Facility with the proceeds from the Offering. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Liquidity and Capital Resources." The gmi Acquisition is subject to customary closing conditions contained in the definitive agreement, including satisfactory due diligence investigation, the receipt of regulatory approvals and the continued accuracy of the representations and warranties. See "The Acquisitions," "Bank Credit Facility" and "Risk Factors--Risks Associated with Acquisitions."

                                  THE OFFERING

Common Stock Offered by the Company..........     3,000,000 shares
Common Stock Offered by the Selling
  Shareholders...............................     600,000 shares
Common Stock to be Outstanding after the
  Offering...................................     7,346,937 shares(1)(2)
Use of Proceeds..............................     To repay indebtedness incurred in connection
                                                  with the U-Gene Acquisition, fund the cash
                                                  portion of the gmi Acquisition (which is
                                                  expected to close simultaneously with the
                                                  consummation of the Offering), general
                                                  corporate purposes, including working
                                                  capital, and possible future acquisitions of
                                                  related businesses. See "Use of Proceeds."
Nasdaq National Market Symbol................     KNDL

---------------

(1) Excludes: (i) 1,000,000 shares of Common Stock reserved for issuance under the Company's 1997 Stock Option and Stock Incentive Plan, of which options to purchase 270,000 shares will be granted concurrently with the Offering at an exercise price equal to the assumed initial public offering price of $13.00 to employees and nonemployee directors; (ii) 15,000 shares of Common Stock reserved for issuance under the 1997 Directors Compensation Plan; and
    (iii) options to purchase 417,560 shares of Common Stock not currently exercisable granted under the 1995 Stock Option and Stock Incentive Plan. See "Management -- Employee Benefit Plans," and Note 4 to the Company's financial statements.

(2) Includes: (i) 3,650,000 shares of Common Stock outstanding prior to the Offering; (ii) 3,000,000 shares of Common Stock offered by the Company in the Offering; (iii) 153,738 Common Stock Purchase Warrants issued in connection with the U-Gene Acquisition; (iv) 213,750 shares of Common Stock issued in connection with the gmi Acquisition; and (v) options for the purchase of 329,449 shares of Common Stock, which become immediately exercisable upon the consummation of the Offering.

                      SUMMARY FINANCIAL AND OPERATING DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                                    SIX
                                                                                                                   MONTHS
                                                                                                                   ENDED
                                                                                                                    JUNE
                                                                   YEARS ENDED DECEMBER 31,                         30,
                                      -----------------------------------------------------------------------------------
                                                                                                                   ------
                                                                                                       PRO
                                                                                                      FORMA
                                          1992          1993       1994       1995       1996       1996(1)(5)      1996
                                      ------------     ------     ------     ------     -------     ----------     ------
                                      (UNAUDITED)                                                        (UNAUDITED)
                                                                                                    ---------------------
STATEMENT OF OPERATIONS DATA:
Net revenues......................       $2,468        $2,555     $4,431     $6,118     $12,959      $ 32,463      $4,693
                                         ------        ------     ------     ------     -------       -------      ------
Costs and expenses:
  Direct costs....................        1,689         1,548      2,760      3,564       8,176        21,178       3,176
  Selling, general and
    administrative................        1,158           603      1,067      1,776       3,278         6,658       1,017
  Depreciation and amortization...           81           111        127        168         316         1,585          92
                                         ------        ------     ------     ------     -------       -------      ------
  Total costs and expenses........        2,928         2,262      3,954      5,508      11,770        29,421       4,285
                                         ------        ------     ------     ------     -------       -------      ------
Income (loss) from operations.....         (460)          293        477        610       1,189         3,042         408
Interest expense..................          (72)          (61)       (43)       (69)        (65)          (65)        (30)
Other income, net.................           37            20         24          6          10            62           4
                                         ------        ------     ------     ------     -------       -------      ------
Income (loss) before income
  taxes...........................         (495)          252        458        547       1,134         3,039         382
Income taxes......................                                                                      1,383
                                         ------        ------     ------     ------     -------       -------      ------
Net income (loss).................       $ (495)       $  252     $  458     $  547     $ 1,134      $  1,656      $  382
                                         ======        ======     ======     ======     =======       =======      ======
HISTORICAL PRO FORMA DATA (2):
Net income (loss).................       $ (495)       $  252     $  458     $  547     $ 1,134                    $  382
Pro forma income tax expense
  (benefit).......................         (198)          101        183        219         454                       153
                                         ------        ------     ------     ------     -------                    ------
Pro forma net income (loss).......       $ (297)       $  151     $  275     $  328     $   680                    $  229
                                         ======        ======     ======     ======     =======                    ======
Historical pro forma net income
  (loss) per share................       $(0.07)       $ 0.04     $ 0.07     $ 0.08     $  0.16                    $ 0.05
                                         ======        ======     ======     ======     =======                    ======
PRO FORMA NET INCOME PER SHARE....                                                                   $   0.22
                                                                                                      =======
Historical and pro forma weighted
  average common and equivalent
  shares outstanding (3)..........        4,022         4,022      4,022      4,071       4,230         7,444       4,173
Dividends declared per share
  (4).............................           --        $ 0.02     $ 0.08     $ 0.10     $  0.15                    $ 0.06


                                                   PRO
                                                  FORMA
                                     1997       1997(1)(5)
                                    -------     ----------

STATEMENT OF OPERATIONS DATA:
Net revenues......................  $13,172      $ 23,488
                                     ------       -------
Costs and expenses:
  Direct costs....................    7,347        13,655
  Selling, general and
    administrative................    4,024         5,783
  Depreciation and amortization...      316           965
                                     ------       -------
  Total costs and expenses........   11,687        20,403
                                     ------       -------
Income (loss) from operations.....    1,485         3,085
Interest expense..................      (71)          (34)
Other income, net.................        4
                                     ------       -------
Income (loss) before income
  taxes...........................    1,418         3,051
Income taxes......................                  1,327
                                     ------       -------
Net income (loss).................  $ 1,418      $  1,724
                                     ======       =======
HISTORICAL PRO FORMA DATA (2):
Net income (loss).................  $ 1,418
Pro forma income tax expense
  (benefit).......................      567
                                     ------
Pro forma net income (loss).......  $   851
                                     ======
Historical pro forma net income
  (loss) per share................  $  0.19
                                     ======
PRO FORMA NET INCOME PER SHARE....               $   0.23
                                                  =======
Historical and pro forma weighted
  average common and equivalent
  shares outstanding (3)..........    4,433         7,647
Dividends declared per share
  (4).............................  $  0.28



                                                                               AT JUNE 30, 1997
                                                                 --------------------------------------------
                                                                                   AS            PRO FORMA
                                                                 ACTUAL(5)     ADJUSTED(6)     AS ADJUSTED(1)
                                                                 ---------     -----------     --------------
BALANCE SHEET DATA:
Working capital (deficit)....................................     $  (180)       $19,145          $ 11,120
Total assets.................................................      33,597         52,922            58,216
Total debt, excludes current portion of long-term debt.......      18,355          2,610             2,610
Total shareholders' equity...................................       1,354         35,243            39,524


---------------

(1) The pro forma data give effect to: (i) the acquisition of gmi; (ii) the Offering; (iii) repayment of amounts borrowed under the Bank Credit Facility; (iv) the recognition of an estimated $81 of deferred income taxes upon the termination of Kendle's S corporation election; (v) the payment of the S corporation distribution of approximately $700; and (vi) the assumed exercise of the Warrants issued in connection with the U-Gene Acquisition. The pro forma data also reflect the application of corporate income taxes to the Company's net income at an assumed statutory combined federal and state rate of 40%, which would have been recorded if the Company had been a C corporation during such period. See "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Termination of S Corporation Status," "Use of Proceeds," "Bank Credit Facility" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(2) The historical pro forma data reflect the application of corporate income taxes to the Company's net income at an assumed statutory combined federal and state rate of 40%, which would have been recorded if the Company had been a C corporation.
(3) Weighted average common and equivalent shares outstanding assumes: (i) options to purchase shares of Common Stock granted by the Company during the twelve months preceding the Offering were outstanding for all periods presented, using the treasury stock method at an assumed initial public offering price of $13.00 per share; and (ii) the Warrants issued in connection with the U-Gene Acquisition. See "Termination of S Corporation Status."
(4) The Company currently anticipates that after the Offering all of its earnings will be retained for development of the Company's business and does not anticipate paying any cash dividends in the foreseeable future.

(5) The actual data reflects the consolidated financial position of the Company and its wholly-owned subsidiary U-Gene. The U-Gene Acquisition, which occurred on July 1, 1997, has been given effect to as of June 30, 1997 since a binding agreement was in place and consideration had been transferred. The pro forma statement of operations data gives effect to the U-Gene Acquisition as if it had occurred on January 1, 1996.

(6) As adjusted to reflect: (i) the sale by the Company of 3,000,000 shares of Common Stock offered by the Company at an assumed initial public offering price of $13.00 per share, after deducting underwriting discounts and estimated offering expenses; (ii) repayment of amounts borrowed under the Bank Credit Facility; (iii) the recognition of $81 of deferred income taxes upon the termination of Kendle's S corporation election; and (iv) the payment of the S corporation distribution of approximately $700. See "Use of Proceeds."

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. The following risk factors, in addition to the other information contained in this Prospectus, should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

DEPENDENCE ON CERTAIN CLIENTS AND INDUSTRIES

     During 1996 and the first six months of 1997, revenues from G.D. Searle & Co. accounted for approximately 48% and 64%, respectively, of the Company's net revenues. Other Company clients have, from time to time, accounted for more than 10% of the Company's net revenues, with revenues from The Procter & Gamble Company and Amgen, Inc. accounting for approximately 19% and 13%, respectively, of the Company's net revenues in 1996 and revenues from The Procter & Gamble Company accounting for approximately 13% of the Company's net revenues for the first six months of 1997. In addition, as of June 30, 1997, G.D. Searle & Co. accounted for $13.9 million, or approximately 54%, of the Company's backlog. However, on a pro forma basis assuming consummation of the Acquisitions as of January 1, 1996, revenues from G.D. Searle & Co. were approximately 19% and 36% of the Company's net revenues in 1996 and for the first six months of 1997, respectively, and no other client would have accounted for more than 10% of the Company's net revenues. Nonetheless, the CRO industry in general continues to be dependent on the research and development efforts of the principal pharmaceutical and biotechnology companies as major clients, and the Company believes that this dependence will continue. The loss of business from any of the Company's major clients would have a material adverse effect on the Company. See "Business -- Clients and Marketing."

     As a provider of integrated product development services to the pharmaceutical and biotechnology industries, the Company's revenues are highly dependent on industry research and development expenditures. Decreases in such expenditures, including decreases resulting from economic downturns in these industries or from industry mergers or other consolidations, could have a material adverse effect on the Company. Furthermore, the Company has benefited to date from the tendency of pharmaceutical and biotechnology companies to outsource an increasing percentage of their large clinical research projects and other drug development activities. A reversal of this trend would have a material adverse effect on the Company. See "Business -- General."

LOSS OR DELAY OF LARGE CONTRACTS

     Most of the Company's service contracts are terminable by the client upon 30 days' notice. Clients may terminate or delay contracts for a variety of reasons, including the failure of products to satisfy safety requirements, unexpected or undesired clinical results, the client's decision to forego a particular study, insufficient patient enrollment or investigator recruitment or production problems resulting in shortages of the drug. The Company believes that several factors, including increased cost containment pressures associated with healthcare reform efforts, have caused pharmaceutical and biotechnology companies to apply more stringent criteria to the decision to proceed with clinical trials and therefore may have resulted in a greater willingness of these companies to cancel contracts with CROs. The loss or delay of a large contract or of multiple contracts could have a material adverse effect on the Company. See "Business -- Contractual Arrangements."

RISKS ASSOCIATED WITH ACQUISITIONS

     The Company intends to make additional strategic acquisitions as part of its growth strategy. There can be no assurance that the Company will be able to identify suitable acquisition candidates or that, if identified, the Company will be able to acquire such companies on favorable terms. Acquisitions involve numerous risks, including difficulties in the integration of the operations and services of the acquired company; acquisition and integration expenses; the diversion of management's attention from other business concerns; the successful integration of the Company's business culture with those of acquired companies, both in the United States and internationally; and the potential loss of key employees. Acquisitions of foreign companies involve the additional risks of, among others, assimilating differences in foreign business practices, exchange rate fluctuations, managing foreign companies, business cycle risks in different countries, and overcoming language barriers. If the Company consummates any acquisitions in the future, there can be no assurance that such acquired businesses will be successfully integrated into the Company's operations. See "Use of Proceeds" and "Business -- Company Strategy."

     The Acquisitions will expand the Company's client and business bases and increase the number of Company employees. However, there can be no assurance that either U-Gene or gmi will be integrated successfully into Kendle's operations. These Acquisitions could have a material adverse effect on the Company.

SUBSTANTIAL INTANGIBLE ASSETS

     Following the closing of the Acquisitions, approximately 45% of Kendle's assets will consist of intangible assets, primarily reflecting the excess of the consideration paid for U-Gene and gmi over the value of assets acquired. Material downturns in the business of U-Gene or gmi could erode the value of those intangible assets and cause write-downs of assets and charges to earnings thereby adversely affecting Kendle's financial condition and operating results.

VOLATILITY OF QUARTERLY OPERATING RESULTS

     The Company's quarterly operating results are subject to volatility due to such factors as the commencement, completion, cancellation or delay of contracts; the progress of ongoing projects; cost overruns; the Company's sales cycle; demand for the Company's services; competitive industry conditions; the ability of the Company to develop, introduce and market new services on a timely basis; changes in the mix of services provided to clients; changes in client research and development expenditures and other general economic factors. Because a large portion of the Company's operating costs are fixed, variations in the timing and progress of large contracts or of multiple contracts can materially affect quarterly results. The Company believes that comparisons of its quarterly financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. However, fluctuations in the Company's quarterly operating results could affect the market price of the Common Stock in a manner unrelated to the longer term operating performance of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NEED TO ATTRACT, RETAIN, INTEGRATE AND MANAGE PROFESSIONAL STAFF

     The Company's business is labor intensive and involves the delivery of specialized professional services. The Company's success depends in large part upon its ability to attract, develop, motivate, integrate and retain highly skilled employees. There is significant competition from other CROs as well as from the in-house research departments of pharmaceutical and biotechnology companies and other enterprises for employees with the skills required to perform the services offered by the Company. There can be no assurance that the Company will be able to attract, retain and integrate a sufficient number of highly skilled employees in the future or that it will continue to be successful in training, retaining, integrating and motivating its current employees. The loss of a significant number of employees or the Company's inability to hire sufficient numbers of qualified employees could have a material adverse effect on the Company.

LIMITED INTERNATIONAL PRESENCE

     Pharmaceutical and biotechnology companies are increasingly attempting to expand the market for new drugs by pursuing regulatory approvals in multiple countries simultaneously rather than sequentially as they have in the past. To compete effectively for large, international contracts, a CRO must demonstrate its ability to organize and manage large-scale trials on a global basis. Prior to the U-Gene Acquisition, the Company did not have operations outside of North America. If the gmi Acquisition is not consummated, there can be no assurance that the Company will not experience difficulties in developing, integrating, or acquiring international capabilities successfully or entering into alliances with foreign CROs that meet the needs of the

Company's clients. Foreign operations also involve additional risks of assimilating differences in foreign business practices; hiring, integrating, retaining and motivating qualified personnel; exchange rate fluctuations; managing foreign companies; business cycle risks in different countries and overcoming language barriers. The Company's limited international experience may have a material adverse effect on the Company.

COMPETITION; CRO INDUSTRY CONSOLIDATION

     The Company primarily competes against in-house research departments of pharmaceutical and biotechnology companies, universities and teaching hospitals and other full-service CROs, a number of which possess substantially greater capital, technical and other resources than the Company. CROs generally compete on the basis of previous experience, medical and scientific expertise in specific therapeutic areas, the quality of contract research, the ability to organize and manage large-scale trials on a global basis, medical database management capabilities, the ability to provide statistical and regulatory services, the ability to recruit investigators, the ability to integrate information technology with systems to improve the efficiency of contract research, an international presence with strategically located facilities, financial viability and price. The Company's failure to compete effectively in any one or more of these areas could have a material adverse effect on the Company.

     The CRO industry is highly fragmented, with several hundred CROs ranging from small, limited-service providers to full-service, global drug development corporations. However, the CRO industry is consolidating. This consolidation trend has been caused, in part, by the decision of pharmaceutical and biotechnology company clients to contract with fewer CROs, streamlining the outsourcing process by entering into preferred provider relationships with a few CROs or awarding a smaller number of large contracts to qualified CROs. This trend is likely to increase competition among the larger CROs for both clients and acquisition candidates and may lead to price and other forms of competition that could have a material adverse effect on the Company. See
"Business -- Competition."

FIXED PRICE NATURE OF CONTRACTS

     Most of the Company's service contracts are fixed price contracts, with some variable components, which place the risk of cost overruns on the Company. Under-pricing of major contracts or significant cost overruns could have a material adverse effect on the Company. See "Business -- Contractual Arrangements."

POTENTIAL LIABILITY RISKS OF CONDUCTING CLINICAL TRIALS

     Clinical research services involve the testing of new drugs on human volunteers pursuant to study protocols. Such testing exposes the Company to the risk of liability for personal injury or death to study participants resulting from, among other things, possible unforeseen adverse side effects or improper administration of the new drug. Many study participants are already seriously ill and are at risk of further illness or death. In addition, as a result of the U-Gene Acquisition, the Company conducts Phase I trials and is subject to the general risks associated with Phase I trials, including but not limited to, adverse events resulting from the administration of drugs to clinical trial participants and the professional malpractice of Phase I medical care providers. The Company has entered into indemnification agreements which it believes provide protection from these risks. However, if the Company were required to pay damages or incur defense costs in connection with a personal injury or wrongful death claim that is outside the scope of indemnification agreements that may exist with clients, or if any such indemnification agreement, although in force, is not performed in accordance with its terms, it could have a material adverse effect on the Company. The Company currently does not maintain liability insurance with respect to these risks. U-Gene carries professional liability insurance in connection with its Phase I facility. See
"Business -- Potential Liability and Insurance."

REGULATORY RISKS

     The Company's business depends on the continued strict government regulation of the drug development process. In the United States, the general trend has been toward continued or increased regulation. In Europe, the general trend has been toward coordination of common standards for clinical testing of new drugs, leading to changes in the various requirements currently imposed by each country. Changes in regulations, including a relaxation of regulatory standards or the introduction of streamlined drug approval procedures, could materially adversely affect the demand for the Company's services. Moreover, if the current regulatory structure is not changed, the failure on the part of the Company to comply with applicable regulations could result in the termination of ongoing research or the disqualification of data for submission to regulatory authorities. See "Business -- General" and "Business -- Government Regulation."

UNCERTAINTY IN HEALTH CARE INDUSTRY

     The health care industry is subject to changing political, economic and regulatory influences that may affect the pharmaceutical and biotechnology industries. Implementation of government health care reform may adversely affect research and development expenditures by pharmaceutical and biotechnology companies which could decrease the business opportunities available to CROs. The Company is unable to predict the likelihood of health care reform legislation being enacted into law or the effects such legislation would, if enacted, have on the Company.

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends upon the capabilities and continuing efforts of Candace Kendle Bryan, Pharm. D., its Chief Executive Officer, and Christopher
C. Bergen, its President, who are married to each other. The loss of either of these persons or other key management personnel, including the strategic business unit directors, could have a material adverse effect on the Company.

MANAGEMENT OF GROWTH

     In addition to the growth anticipated from the Acquisitions, the Company has experienced rapid growth over the past two years. The Company believes that sustained growth places a strain on operational, human and financial resources. In order to manage its growth, the Company must continue to improve its operating and administrative systems and attract, retain and integrate qualified management and professional, scientific and technical personnel. Failure to manage growth effectively could have a material adverse effect on the Company.

CONTROL BY MANAGEMENT; UNDESIGNATED PREFERRED STOCK; CERTAIN ANTI-TAKEOVER PROVISIONS

     After the Offering, Dr. Bryan and Mr. Bergen will control approximately 33.1% of Kendle's outstanding Common Stock (approximately 30.8% if the Underwriters' over-allotment option is exercised in full) and, if they act together, will be able to significantly influence all matters requiring approval by shareholders, including the election of directors. After the Offering, the Company's executive officers and directors will, as a group, control approximately 34.9% of Kendle's outstanding Common Stock. The Board of Directors also has the authority to issue 100,000 shares of undesignated preferred stock and to determine the rights, preferences, privileges and restrictions of such shares without further action by shareholders. Any issue of preferred stock could be given rights which would adversely affect the equity of the holders of Common Stock and could have a preference over Common Stock with respect to dividends and liquidation rights. In addition, Ohio law contains provisions that may discourage takeover bids for the Company that have not been negotiated with the Board of Directors. The terms of a series of preferred stock and such Ohio law provisions could have the effect of delaying or preventing a change in control of the Company and, accordingly, could limit the price that investors might be willing to pay for the Common Stock, including transactions in which holders of Common Stock might receive a premium for their shares over the market price. See "Principal and Selling Shareholders" and "Description of Capital Stock."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price of the Common Stock will be determined by negotiations among management of the

Company and the representatives of the Underwriters and may not be indicative of future market prices. See "Underwriting" for factors to be considered in determining the initial public offering price per share. The Company has applied for listing of the Common Stock on the Nasdaq National Market, and, even if approved for listing, there can be no assurance that an active trading market will develop or be sustained subsequent to the Offering or that the market price of Common Stock will not decline below the initial public offering price. In addition, broad market trading and valuation fluctuations have adversely affected the valuation of health care-focused and technology-based service companies and may adversely affect the market price of the Common Stock. Furthermore, the stock market has, from time to time, experienced extreme price and volume fluctuations in the shares of certain issuers, which in some circumstances have been unrelated to the operating performance of particular companies affected. The Common Stock may be subject to wide fluctuations in price in response to variations in quarterly operating results and other factors, including the evolving business prospects of the Company's clients, suppliers and competitors, changes in the financial estimates by securities analysts, acquisitions or the failure to make acquisitions, general economic or market conditions and other factors.

DILUTION

     The initial public offering price per share of Common Stock is substantially higher than the net tangible book value per share of the Common Stock. Purchasers of shares of Common Stock in the Offering (assuming an initial public offering price of $13.00 per share) will experience an immediate and substantial dilution of $9.85 in the adjusted pro forma net tangible book value per share of Common Stock. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial number of shares of previously issued Common Stock in the public market following the Offering could adversely affect the market price for the Company's Common Stock. The number of shares of Common Stock eligible for sale in the public market is limited by restrictions under the Securities Act and lock-up agreements entered into by the Company, the Company's officers and directors and all existing holders of Common Stock. Under these lock-up agreements, subject to certain specified exceptions, the Company and such persons have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without the prior written consent of the Underwriters. As a result of these restrictions, only the 3,600,000 shares of Common Stock offered hereby will be eligible for sale on the date of this Prospectus; and an additional 3,650,000 shares will be eligible for sale 180 days after the date of this Prospectus, in accordance with Rule 144 promulgated under the Securities Act. The Company also intends, after the effective date of the Offering, to register on a registration statement on Form S-8 approximately 1,000,000 shares of Common Stock reserved for issuance under the Company's 1997 Stock Option and Stock Incentive Plan. In addition, approximately $2.8 million in shares of Common Stock, with the number of shares to be determined by the initial public offering price, will be issued to shareholders of gmi in connection with the gmi Acquisition. Such shares will be eligible for sale outside of the United States pursuant to Regulation S and in the United States pursuant to Rule 144 one year after issuance. See "Shares Eligible for Future Sale."

                                THE ACQUISITIONS

     On July 1, 1997, the Company acquired all of the issued and outstanding capital stock of U-Gene for 30 million Dutch guilders ($15.5 million). Ten percent of such amount is in the form of a promissory note subject to an escrow agreement, which expires January 1, 1999.

     On July 2, 1997, the Company entered into a definitive stock purchase agreement to acquire gmi for 19.5 million Deutsche marks. Total acquisition costs are expected to be approximately $9.3 million in cash and $2.8 million in shares of Common Stock, with the number of shares to be determined by the initial public offering price. The gmi Acquisition is expected to close simultaneously with the closing of the Offering. If the Offering is not completed by September 19, 1997, the cash portion of the gmi Acquisition will be funded with borrowings under the Bank Credit Facility. The closing of the gmi Acquisition is subject to customary closing conditions contained in the definitive agreement, including satisfactory due diligence investigation, the continued accuracy of representations and warranties and the receipt of all applicable governmental approvals and consents.

     U-Gene has been in existence since 1986 and has conducted trials in the Netherlands, the United Kingdom and Italy. U-Gene offers a full range of clinical drug development services including Phase I to Phase IV national and multinational clinical trial designs, biostatistics, quality management and regulatory consultation. In Phase II to Phase IV clinical trials, U-Gene has experience in a broad range of therapeutic areas, including cardiovascular, central nervous system, gynecology, hematology and infectious diseases. Since 1986, U-Gene has served more than 100 clients, including 19 of the world's 20 largest pharmaceutical companies. In 1996, U-Gene participated in 115 studies at approximately 500 sites involving approximately 4,700 patients and recorded net revenues of $12.5 million, a 37% increase over the prior year, and operating profit of $1.3 million, a 47% increase over the prior year. U-Gene leases facilities at two sites in Utrecht. Its clinical headquarters, adjacent to the University Hospital, house a state-of-the-art 38-bed clinical pharmacology unit, medical writers and other clinical personnel. The Company's Phase I unit was originally built in 1991, and was increased from 26 beds to 38 beds and fully refurbished in early 1996. Facilities include state-of-the-art intensive monitoring equipment for continuous electrocardiolography, 24-hour ambulatory blood pressure measurement, and automated vital signs monitors. In addition to its five wards, the unit has volunteer recreation facilities, a preparative pharmacy, a meal preparation area and dining room, and a laboratory for sample processing and certain types of assay. U-Gene's second site houses Phase II to Phase IV monitoring activities, the biostatistics group, marketing and general management.

     Founded in 1983, gmi provides a wide range of clinical drug development services including Phase II to Phase IV clinical trials and has experience in a variety of national and international projects across a wide range of diseases. gmi also engages in scientific consulting, the planning, realization and evaluation of health economic studies and conducts seminars, in-house training programs and presentations. gmi operates primarily in Germany, but has conducted trials in six additional countries including Austria, the United Kingdom, Switzerland and France. gmi leases its facility in Munich. The facility includes approximately 9,000 square feet of primarily office space. In 1996, gmi participated in 119 studies at multiple sites and recorded net revenues of $7.0 million, a 32% increase over the prior year, and operating profit of $1.4 million, a 16% increase over the prior year.

     Management believes that the Acquisitions will establish the Company as a full-service international CRO. On a pro forma basis, the Company is the sixth largest CRO in Europe, based on total revenues, and is one of a small number of CROs able to offer clients the full range of Phase I through Phase IV clinical trials in North America and Europe. U-Gene and gmi will increase both the number and the geographic scope of the clients served by Kendle, enabling the Company to cross-sell its services and enhance its relationships with existing clients. U-Gene and gmi will also add a number of additional areas of therapeutic expertise that complement Kendle's areas of proficiency.

                              BANK CREDIT FACILITY

     In connection with the Acquisitions, NationsBank, N.A. (the "Bank") has agreed to lend the Company up to $20 million under a senior secured revolving credit facility (the "Senior Credit Facility") and up to $10 million in subordinated promissory notes (the "Subordinated Credit Facility") (the Senior Credit Facility and the Subordinated Credit Facility, together referred to as the Bank Credit Facility).

     Outstanding borrowings under the Senior Credit Facility bear interest at a rate equal to either LIBOR plus the Applicable Margin (as defined), or the higher of the Bank's prime rate or the Federal Funds rate plus 0.50%. All amounts outstanding thereunder become due and payable in June 2000. The Subordinated Credit Facility consists of 12% Subordinated Series A and B Promissory Notes which are payable over a five year term (the "Series A Note" and "Series B Note") and Common Stock Purchase Warrants (the "Warrants"). Each Warrant is exercisable at $0.01 per share of Common Stock and expires ten years from issuance.

     The Bank Credit Facility contains various restrictive financial covenants, including limitations on senior and total debt levels, capital expenditures and future acquisitions, as well as the maintenance of certain fixed coverage ratios and minimum net worth levels, and is collateralized by all the assets and shares of Common Stock held by Dr. Bryan, Mr. Bergen, the Kendle Stock Trust and Hazel Kendle (which shares will be released as collateral upon consummation of the Offering) and existing and hereafter acquired material subsidiaries.

BANK CREDIT FACILITY UTILIZATION -- U-GENE ACQUISITION

     On July 1, 1997 the U-Gene Acquisition and related costs were funded with approximately $9.3 million from the Senior Credit Facility, an 8% promissory note of approximately $1.5 million payable to the U-Gene shareholders deposited in an escrow account pursuant to the U-Gene purchase agreement and $5 million from the Series A Note. In addition, the Company issued the Warrants to the Bank to purchase 4% of the outstanding shares of Common Stock of the Company prior to the Offering (153,738 shares). If the Offering is not completed on or before December 1, 1997, the number of shares which may be purchased upon exercise of the Warrants will be increased to 5%, and 6% if not completed by March 1, 1998.

     The escrow agreement was established to provide protection for the Company by the Sellers with regard to warranties and representations contained in the purchase agreement, such as a recent claim by Collaborative Clinical Research, Inc. ("Collaborative") (See "Business -- Litigation"). The escrow agreement is in the form of an 8% interest bearing note and will be paid on January 1, 1999, provided the Company has not delivered a claim with respect to breaches by the Seller at that time.

BANK CREDIT FACILITY UTILIZATION -- GMI ACQUISITION

     Although the Company expects the gmi Acquisition to close simultaneously with the closing of the Offering, the Company is required per the gmi definitive agreement to consummate the gmi Acquisition not later than September 19, 1997. If the Offering is not completed by September 19, 1997, or a mutually agreed upon later date, then the Company expects to borrow approximately $4.3 million from the Senior Credit Facility and $5 million from the Series B Note to fund the cash portion of the gmi Acquisition. In addition, the non-cash portion of the gmi Acquisition would be funded through the issuance of a subordinated security by the Company (mandatory convertible exchangeable preferred stock) to the gmi shareholders. Upon issuance of the Series B Note, the Company is required under the Subordinated Credit Facility to issue the Warrants to the Bank for the purchase of an additional 3% of the outstanding shares of Common Stock of the Company, and 4% if the Offering is not completed by March 1, 1998. In addition, under the terms of the gmi definitive agreement, the Bank issued a standby letter of credit to the gmi shareholders to secure the cash portion of the gmi Acquisition price due to such shareholders.

     The Company intends to repay all outstanding Subordinated Promissory Notes and amounts outstanding under the Senior Credit Facility related to the U-Gene Acquisition, with proceeds from the Offering. The Warrants issued in connection with the U-Gene Acquisition will be exercised by the Bank and converted to Common Stock concurrently with the consummation of the Offering.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered hereby by the Company are estimated to be approximately $35.8 million (approximately $42.8 million if the over-allotment option is exercised in full), assuming an initial public offering price of $13.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses. The Company expects to utilize approximately $14.3 million of the proceeds in order to repay bank indebtedness incurred in connection with the U-Gene Acquisition, and will use approximately $9.3 million to fund the cash portion of the gmi Acquisition, which the Company expects to occur concurrently with the Offering. The Company will also repay amounts outstanding under the Senior Credit Facility utilized for working capital purposes and gmi Acquisition costs totaling approximately $1.4 million at June 30, 1997. The Company estimates that it will invest approximately $3 million to $4 million during 1997 for capital expenditures related to facilities and investments in information technology. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Company expects to use approximately $1.0 million of the net proceeds from the Offering for working capital and the remainder for general corporate purposes. A portion of the amount designated for general corporate purposes may be used to acquire or invest in similar or complementary businesses; however, there are no agreements or commitments with respect to any such transactions at the present time. Certain of the proceeds will be used to make payments related to the termination of the Company's S corporation status if needed to supplement other available cash. See "Termination of S Corporation Status" and "Certain Transactions." Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term interest-bearing, investment-grade obligations. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.

                      TERMINATION OF S CORPORATION STATUS

     Since 1989, the Company has been treated as an S corporation for federal income tax purposes pursuant to an election under Subchapter S of the Internal Revenue Code of 1986 (the "Code") and for certain state income tax purposes. As a result, substantially all of the income of the Company has been taxed directly to its shareholders rather than to the Company. Following the closing of the Offering, the Company will be subject to federal and state income taxes.

     Immediately prior to consummation of the Offering, Kendle will terminate its S corporation status and will be subject to C corporation taxation. Accordingly, as of such date, the Company will become fully subject to federal and state income taxes. In connection with the termination of the Company's S corporation status, the Company will distribute approximately $700,000 to its S corporation shareholders primarily representing the Company's undistributed Subchapter S earnings previously taxed to shareholders. The $700,000 represents the maximum the Company may distribute at the time of the Offering in accordance with the provisions of the Bank Credit Facility.

     In addition, prior to the Offering, the Company plans to distribute an amount to enable its shareholders to pay taxes on the S corporation earnings. The amount of that distribution has not yet been determined.

     In connection with the termination of Kendle's S corporation status, the Company will record deferred income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As of June 30, 1997, such deferred income taxes would have totaled approximately $81,000. This income tax expense will be in addition to income tax expense otherwise incurred in such quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 to the Company's financial statements.

                                DIVIDEND POLICY


     The Company paid cash dividends of $253,225 in 1995 and $285,291 in 1996 to enable its shareholders to pay federal, state and local income and earnings taxes and, beginning in December 1996, to provide for routine, quarterly distributions of undistributed S corporation earnings previously taxed to shareholders. The Company currently anticipates that after the Offering all of its earnings will be retained for development of the Company's business and does not anticipate paying any cash dividends in the foreseeable future. Future cash dividends, if any, will be paid at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's results of operations and earnings, capital requirements and surplus, general financial conditions, contractual restrictions and such other factors as the Board of Directors may deem relevant. In any event, the Subordinated Credit Facility prohibits the declaration and payment of any cash dividends (other than dividends to enable the Company's shareholders to pay federal, state and local income and earnings taxes while the Company is an S corporation), excepting only sums not to exceed $150,000 per quarter in 1997 after the closing of the U-Gene Acquisition and, immediately prior to the Offering, a distribution equal to the amount of all undistributed S corporation earnings previously taxed to shareholders not to exceed $700,000. The Senior Credit Facility contains similar prohibitions on the declaration and payment of cash dividends. Both facilities, however, permit the declarations and payment of dividends in shares of the Company's Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1997 (i) on an actual basis; (ii) on an as adjusted basis to reflect (a) the sale of 3,000,000 shares of Common Stock offered by the Company at an assumed initial public offering price of $13.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses; (b) repayment of amounts borrowed under the Bank Credit Facility; (c) the recognition of an estimated $81,000 of deferred income taxes upon the termination of the Company's S corporation status, (d) the payment of the S corporation distribution of approximately $700,000, and (e) the reclassification of retained earnings to additional paid-in capital; and (iii) on a pro forma basis as adjusted to give effect to the items discussed in (ii)(a) through (e) above and the gmi Acquisition. The table should be read in conjunction with the financial statements and notes thereto and the Unaudited Pro Forma Condensed Consolidated Financial Statements included elsewhere in this Prospectus. See "Use of Proceeds," "Selected Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                          JUNE 30, 1997
                                                               -----------------------------------
                                                                              AS      PRO FORMA AS
                                                               ACTUAL      ADJUSTED   ADJUSTED(1)
                                                               -------     --------   ------------
                                                                     (DOLLARS IN THOUSANDS)
Cash.........................................................  $    21     $ 19,346     $ 11,797
                                                               =======      =======      =======
Short-term debt:
  Current portion of capital lease obligations...............  $   328     $    328     $    328
  Note payable...............................................      740          740          740
Obligations under capital leases, less current portion.......    1,080        1,080        1,080
Senior debt..................................................   10,745
Subordinated debt............................................    3,500
Stock purchase warrants......................................    1,500
Note payable -- escrow agreement.............................    1,530        1,530        1,530
Shareholders' equity:
  Preferred stock; 100,000 shares authorized; no shares
     issued or outstanding...................................
  Common stock, 15,000,000 shares authorized; 3,650,000
     shares issued and outstanding; 6,650,000 shares issued
     and outstanding, as adjusted; and 7,017,488 shares
     issued and outstanding, pro forma as adjusted (2).......       75           75           77
  Additional paid-in capital.................................      270       36,268       40,547
  Retained earnings (deficit)................................    1,009       (1,100)      (1,100)
                                                               -------      -------      -------
     Total shareholders' equity..............................    1,354       35,243       39,524
                                                               -------      -------      -------
          Total capitalization...............................  $20,777     $ 38,921     $ 43,202
                                                               =======      =======      =======

---------------

(1) Pro forma as adjusted includes: (i) 213,750 shares issued in conjunction with the gmi Acquisition; and (ii) the write-off of the unamortized debt discount (net of a tax benefit) and the conversion of the Warrants to shares of Common Stock.

(2) Excludes exercisable options for the purchase of 329,449 shares of Common Stock.

                                    DILUTION

     The net tangible book value of the Company at June 30, 1997, on a pro forma basis to reflect the $700,000 S corporation distribution and the recognition of $81,000 in deferred income taxes upon the termination of the Company's S corporation election, was approximately $(13.7) million, or $(3.44) per share. See "Termination of S Corporation Status." Without taking into account any other changes in net tangible book value after June 30, 1997, other than to give effect to pro forma adjustments for the sale by the Company of 3,000,000 shares of its Common Stock offered hereby at an assumed initial public offering price of $13.00 per share (after deducting underwriting discounts and commissions and estimated offering expenses), the adjusted pro forma net tangible adjusted book value of the Company at June 30, 1997 would have been approximately $22.0 million, or $3.15 per share. This amount represents an immediate increase in net tangible book value of $6.59 per share to existing shareholders of the Company and an immediate dilution in net tangible book value of $9.85 per share to purchasers of shares of Common Stock offered hereby as illustrated by the following table:

     Assumed initial public offering price per share..................             $13.00
       Net tangible book value per share..............................  $(3.44)
       Increase per share attributable to new shareholders............    6.59
                                                                         -----
     Pro forma net tangible book value per share......................               3.15
                                                                                   ------
     Dilution per share to new shareholders...........................             $ 9.85
                                                                                   ======

     The following table summarizes, on a pro forma basis as of June 30, 1997, the differences between existing shareholders and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price paid per share (assuming an initial public offering price of $13.00 per share and before deducting underwriting discounts and commissions and estimated offering expenses):

                                     SHARES PURCHASED(1)        TOTAL CONSIDERATION
                                    ---------------------     -----------------------         AVERAGE
                                     NUMBER       PERCENT       AMOUNT        PERCENT     PRICE PER SHARE
                                    ---------     -------     -----------     -------     ---------------
Existing shareholders(2)..........  3,690,588       50.2      $   120,038        0.3          $  0.03
Options immediately exercisable at
  the Offering(3).................    288,861        3.9          295,276        0.7             1.02
Warrants issued in connection with
  the U-Gene Acquisition..........    153,738        2.1            1,537          *             0.01
Shares to be issued in connection
  with the gmi Acquisition........    213,750        2.9        2,778,750        6.6            13.00
New investors.....................  3,000,000       40.8       39,000,000       92.4            13.00
                                    ---------      -----      -----------      -----
          Total...................  7,346,937      100.0      $42,195,601      100.0
                                    =========      =====      ===========      =====

---------------

 *  Less than 0.1%

(1) Sales by the Selling Shareholders in the Offering will cause the number of shares held by existing shareholders to be reduced to 3,090,588 or 42.1% of the total shares of Common Stock to be outstanding after the Offering, and will increase the number of shares held by new investors to 3,600,000 shares, or 49.0% (4,140,000 shares or 52.5% if the Underwriters' over-allotment option is exercised in full) of the total shares of Common Stock to be outstanding after the Offering. See "Principal and Selling Shareholders."

(2) Existing shares include options exercisable prior to the Offering for the purchase of 40,588 shares of Common Stock.

(3) Excludes 270,000 options which will be granted concurrently with the Offering under the Company's 1997 Stock Option and Stock Incentive Plan.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The unaudited pro forma condensed consolidated statements of operations for the six month period ended June 30, 1997 and the year ended December 31, 1996 give effect to the Acquisitions as if they had occurred on January 1, 1996. The unaudited pro forma condensed consolidated balance sheet as of June 30, 1997 gives effect to the gmi Acquisition as if it had occurred on June 30, 1997.

     The unaudited pro forma condensed consolidated financial statements give effect only to the reclassifications and adjustments set forth herein. The pro forma financial information is provided as additional information only and is not necessarily indicative of actual results that would have been achieved had the Acquisitions been consummated at the beginning of the periods presented or of future results.

     Kendle has received correspondence from Collaborative asserting claims against U-Gene and its former shareholders for alleged wrongful termination of a letter of intent relating to a proposed acquisition by Collaborative of U-Gene and also alleging that Kendle may have tortiously interfered with Collaborative's relationship with U-Gene under this letter of intent. Kendle believes U-Gene has meritorious defenses to Collaborative's claims and further does not believe that Kendle has engaged in any conduct that could result in liability to Collaborative. See "Business -- Litigation".

     These statements have been prepared from the financial statements of the Company, U-Gene and gmi and should be read in conjunction with such statements and the notes thereto which are included elsewhere herein.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
                   (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)


                                                                                           CONSOLIDATED
                                         ACTUAL      ACTUAL     ACTUAL      PRO FORMA       PRO FORMA
                                         KENDLE      U-GENE      GMI       ADJUSTMENTS      TOTALS(1)
                                         -------     ------     ------     -----------     ------------
Net revenues...........................  $13,172     $6,443     $3,873                       $ 23,488
Costs and expenses:
  Direct costs.........................    7,347      4,147      2,161                         13,655
  Selling, general and
     administrative....................    4,024      1,500        259                          5,783
  Depreciation and amortization........      316        186         41        $ 422(2)            965
                                         -------     ------     ------        -----           -------
     Total costs and expenses..........   11,687      5,833      2,461          422            20,403
                                         -------     ------     ------        -----           -------
Income from operations.................    1,485        610      1,412         (422)            3,085
Other income (expense):
  Interest expense.....................      (71)        12         25                            (34)
  Other................................        4                    (4)
                                         -------     ------     ------        -----           -------
Income before income taxes.............    1,418        622      1,433         (422)            3,051
Income taxes...........................                 218        681          428(3)          1,327
                                         -------     ------     ------        -----           -------
Net income.............................  $ 1,418     $  404     $  752        $(850)         $  1,724
                                         =======     ======     ======        =====           =======
Weighted average common and equivalent
  shares outstanding...................                                                         7,647(4)
Earnings per common and common
  equivalent share.....................                                                      $   0.23


                        See notes on the following page

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                   (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                                                                           CONSOLIDATED
                                        ACTUAL      ACTUAL      ACTUAL      PRO FORMA       PRO FORMA
                                        KENDLE      U-GENE       GMI       ADJUSTMENTS      TOTALS (1)
                                        -------     -------     ------     -----------     ------------
Net revenues..........................  $12,959     $12,508     $6,996                       $ 32,463
Costs and expenses:
  Direct costs........................    8,176       8,108      4,894                         21,178
  Selling, general and
     administrative...................    3,278       2,783        597                          6,658
  Depreciation and amortization.......      316         320        105       $   844(2)         1,585
                                        -------     -------     ------       -------          -------
     Total costs and expenses.........   11,770      11,211      5,596           844           29,421
                                        -------     -------     ------       -------          -------
Income from operations................    1,189       1,297      1,400          (844)           3,042
Other income (expense):
  Interest expense....................      (65)                                                  (65)
  Other...............................       10           7         45                             62
                                        -------     -------     ------       -------          -------
Income before income taxes............    1,134       1,304      1,445          (844)           3,039
Income taxes..........................                  465        658           260(3)         1,383
                                        -------     -------     ------       -------          -------
Net income............................  $ 1,134     $   839     $  787       $(1,104)        $  1,656
                                        =======     =======     ======       =======          =======
Weighted average common and equivalent
  shares outstanding..................                                                          7,444(4)
Earnings per common and common
  equivalent share....................                                                       $   0.22
                                                                                              =======

---------------

(1) Pro forma adjustments do not give effect to the extraordinary charge for the write-off of the unamortized debt discount associated with the Bank Credit Facility of $1,100 (net of tax benefit of $400) upon repayment of the Subordinated Credit Facility.

(2) Adjusted to reflect amortization expense. The excess of the cost of the Acquisitions over net assets acquired will be amortized over 30 years using the straight line method. The cost of the gmi Acquisition was computed using the exchange rate in effect as of June 30, 1997.

(3) Adjusted to reflect: (i) the application of corporate income taxes to the Company's net income at an assumed statutory combined federal and state rate of 40% which would have been recorded if the Company had been a C corporation during such period; (ii) the application of corporate income taxes for U-Gene and gmi at effective tax rates of 35% and 43%, respectively; and (iii) the tax effect of the pro forma adjustments using an estimated statutory rate of 40%. The pro forma adjustment includes non-deductible amortization of goodwill relating to the U-Gene Acquisition of $475 and $238 for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively.

(4) Pro forma weighted average common and equivalent shares outstanding includes: (i) the issuance of 3,000 shares of Common Stock through the Offering; (ii) the issuance of 214 shares of the Company's Common Stock for the gmi Acquisition; (iii) options to purchase shares of Common Stock granted by the Company during the twelve months preceding the Offering as if they were outstanding for all periods presented using the treasury stock method at an assumed initial public offering price of $13.00 per share; and
    (iv) the Warrants issued in connection with the U-Gene Acquisition.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                              AS OF JUNE 30, 1997
                                 (IN THOUSANDS)


                                                           PRO FORMA        PRO FORMA
                                                          ADJUSTMENTS      ADJUSTMENTS
                                   ACTUAL       ACTUAL    TO REFLECT      TO REFLECT GMI       CONSOLIDATED
                                   KENDLE        GMI       OFFERING        ACQUISITION          PRO FORMA
                                   -------      ------    -----------     --------------       ------------
ASSETS
Current Assets:
Cash.............................  $    21      $1,785     $  35,770(1)      $ (9,336)(7)        $ 11,797
                                                             (15,745)(3)
                                                                (700)(4)
                                                                   2(3)
Receivables -- trade.............    9,729       1,551                                             11,280
Unreimbursed investigator and
  project costs..................    3,167                                                          3,167
Other current assets.............      569          87                                                656
                                   -------      ------      --------          -------             -------
  Total current assets...........   13,486       3,423        19,327           (9,336)             26,900
                                   -------      ------      --------          -------             -------
Property and equipment, net......    4,360         149                                              4,509
Other assets.....................    1,499                                                          1,499
Excess of purchase price over net
  assets acquired................   14,251(5)                                  11,057(5)(7)        25,308
                                   -------      ------      --------          -------             -------
     Total assets................  $33,596      $3,572     $  19,327         $  1,721            $ 58,216
                                   =======      ======      ========          =======             =======
LIABILITIES AND SHAREHOLDERS'
  EQUITY
Current Liabilities:
Note payable.....................  $   739                                                       $    739
Amounts payable--outstanding
  checks.........................    1,221                                                          1,221
Current portion of obligations
  under capital leases...........      328                                                            328
Advances of investigator and
  project costs..................    1,360                                                          1,360
Trade payables...................    3,358      $  588                                              3,946
Income taxes payable.............                1,089     $    (400)(3)                              689
Accrued liabilities..............    1,534         748                                              2,282
Billings in excess of costs and
  estimated earnings on
  uncompleted contracts..........    5,126          89                                              5,215
                                   -------      ------      --------                              -------
  Total current liabilities......   13,666       2,514          (400)                              15,780
                                   -------                  --------                              -------
Obligations under capital leases,
  less current portion...........    1,080                                                          1,080
Pension obligation...............      221                                                            221
Deferred income taxes............       --                        81(2)                                81
Senior debt......................   10,745                   (10,745)(3)                               --
Subordinated debt................    3,500                    (3,500)(3)                               --
Stock purchase warrants..........    1,500                    (1,500)(3)                               --
Note payable--excrow agreement...    1,530                                                          1,530
                                   -------      ------      --------                              -------
     Total liabilities...........   32,242       2,514       (16,064)                              18,692
                                   -------      ------      --------                              -------


                        See notes on the following page

                                                               PRO FORMA        PRO FORMA
                                                              ADJUSTMENTS      ADJUSTMENTS
                                         ACTUAL    ACTUAL     TO REFLECT      TO REFLECT GMI   CONSOLIDATED
                                         KENDLE     GMI        OFFERING        ACQUISITION      PRO FORMA
                                         -------   ------     -----------     --------------   ------------
Shareholders' Equity:
  Common Stock.........................  $    75   $   32      $       2(3)      $    (32)(7)    $     77
  Paid-in capital......................      270                   1,009(6)         2,779(7)       40,547
                                                                     (81)(2)
                                                                  35,770(1)
                                                                    (700)(4)
                                                                   1,500(3)
  Retained earnings (deficit)..........    1,009    1,292         (1,009)(6)       (1,292)(7)      (1,100)
                                                                  (1,100)(3)
  Cumulative foreign currency
     translation adjustments...........       --     (266)                            266(7)
                                         -------   ------        -------          -------         -------
  Total shareholders' equity...........    1,354    1,058         35,391            1,721          39,524
                                         -------   ------        -------          -------         -------
Total Liabilities and Shareholders'
  Equity...............................  $33,596   $3,572      $  19,327         $  1,721        $ 58,216
                                         =======   ======        =======          =======         =======


---------------
(1) To record the net proceeds from the initial public offering of $35,770, consisting of 3,000 shares at an assumed price per share of $13.00, after deducting underwriting commissions and discounts and estimated Offering expenses of approximately $3,230.

(2) To record deferred income taxes upon the termination of the Company's S corporation election.

(3) To record: (i) the repayment of the Bank Credit Facility; (ii) the write-off of the unamortized debt discount of $1,100 (net of a tax benefit of $400) resulting from an extraordinary loss incurred on early extinguishment of the subordinated debt; and (iii) the assumed exercise of the Warrants issued in connection with the U-Gene Acquisition.

(4) To record payment of the S corporation distribution of $700 upon termination of S corporation status.

(5) The Company follows the practice of allocating purchase price to specifically identifiable intangible assets based on their estimated values as determined by appropriate valuation methods. In the U-Gene and gmi Acquisitions, no allocation of purchase price was made to specifically identifiable intangible assets other than excess of purchase price over net assets acquired as the Company believes it did not acquire any other significant specifically identifiable intangible assets.

(6) To record the reclassification of the Company's retained earnings to additional paid-in capital upon terminating S corporation status.

(7) To record the purchase of the net assets of gmi (including the recording of the excess of acquisition costs over net assets acquired) and eliminate shareholders' equity. The acquisition costs (converted to U.S. dollars using an exchange rate of 0.57 (DM/U.S.$ as of June 30, 1997)) consist of approximately $9,336 in cash and $2,779 in shares of Common Stock at an assumed initial public offering price of $13.00 per share. No allocation of purchase price was made to existing contracts as the Company believes that profits to be earned on contracts will be proportionate to the costs incurred subsequent to the acquisition.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The selected financial data set forth below at and for the year ended December 31, 1992 are derived from unaudited financial statements and include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of the financial position and results of operations for this period. For each of the years in the four-year period ended December 31, 1996, the selected financial data are derived from financial statements that have been audited by Coopers & Lybrand L.L.P., independent accountants. The audited balance sheets as of December 31, 1995 and 1996 and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996 and related notes thereto appear elsewhere in this Prospectus. The balance sheet data at June 30, 1997 and the statement of operations data for the six months ended June 30, 1997 and 1996 are derived from unaudited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. The balance sheet data at June 30, 1997 reflects the consolidated financial position of the Company and its wholly-owned subsidiary U-Gene. The U-Gene Acquisition, which closed on July 1, 1997, has been given effect to as of June 30, 1997 since a binding agreement was in place and consideration had been transferred. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997. The selected pro forma financial data are derived from the unaudited pro forma condensed consolidated financial statements included elsewhere in this Prospectus and are based on the financial statements of the Company, U-Gene and gmi, adjusted to give effect to the Acquisitions and certain other matters. The selected pro forma statement of operations data for the year and six month period ended December 31, 1996 and June 30, 1997, respectively, give effect to the Acquisitions as if they had occurred on January 1, 1996. The pro forma balance sheet data at June 30, 1997 gives effect to the gmi Acquisition as if it had occurred on June 30, 1997. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and are qualified by reference to the financial statements and notes thereto included elsewhere in this Prospectus.

                                                                                                                 SIX MONTHS
                                                                                                                   ENDED
                                                                     YEARS ENDED DECEMBER 31,                     JUNE 30,
                                      --------------------------------------------------------------------------------------
                                                                                                                ------------
                                                                                                      PRO
                                                                                                     FORMA
                                          1992          1993       1994       1995       1996       1996(1)         1996
                                      ------------     ------     ------     ------     -------     -------     ------------
                                                             (UNAUDITED)                                  (UNAUDITED)
                                                                                                    ------------------------
STATEMENT OF OPERATIONS DATA:
Net revenues......................       $2,468        $2,555     $4,431     $6,118     $12,959     $32,463        $4,693
                                         ------        ------     ------     ------     -------     -------        ------
Costs and expenses:
  Direct costs....................        1,689         1,548      2,760      3,564       8,176     21,178          3,176
  Selling, general and
    administrative................        1,158           603      1,067      1,776       3,278      6,658          1,017
  Depreciation and
    amortization..................           81           111        127        168         316      1,585             92
                                         ------        ------     ------     ------     -------     -------        ------
    Total costs and expenses......        2,928         2,262      3,954      5,508      11,770     29,421          4,285
                                         ------        ------     ------     ------     -------     -------        ------
Income (loss) from operations.....         (460)          293        477        610       1,189      3,042            408
Interest expense..................          (72)          (61)       (43)       (69)        (65)       (65)           (30)
Other income, net.................           37            20         24          6          10         62              4
                                         ------        ------     ------     ------     -------     -------        ------
Income (loss) before income
  taxes...........................         (495)          252        458        547       1,134      3,039            382
Income taxes......................                                                                   1,383
                                         ------        ------     ------     ------     -------     -------        ------
Net income (loss).................       $ (495)       $  252     $  458     $  547     $ 1,134     $1,656         $  382
                                         ======        ======     ======     ======     =======     =======        ======
HISTORICAL PRO FORMA DATA(2):
Net income (loss).................       $ (495)       $  252     $  458     $  547     $ 1,134                    $  382
Pro forma income tax expense
  (benefit).......................         (198)          101        183        219         454                       153
                                         ------        ------     ------     ------     -------                    ------
Pro forma net income (loss).......       $ (297)       $  151     $  275     $  328     $   680                    $  229
                                         ======        ======     ======     ======     =======                    ======
Historical pro forma net income
  (loss) per share................       $(0.07)       $ 0.04     $ 0.07     $ 0.08     $  0.16                    $ 0.05
                                         ======        ======     ======     ======     =======                    ======
PRO FORMA NET INCOME PER SHARE....                                                                  $ 0.22
                                                                                                    =======
Historical and pro forma weighted
  average common and equivalent
  shares outstanding (3)..........        4,022         4,022      4,022      4,071       4,230      7,444          4,173
Dividends declared per share(4)...                     $ 0.02     $ 0.08     $ 0.10     $  0.15                    $ 0.06


                                                  PRO
                                                 FORMA
                                     1997       1997(1)
                                    -------     -------

STATEMENT OF OPERATIONS DATA:
Net revenues......................  $13,172     $23,488
                                    -------     -------
Costs and expenses:
  Direct costs....................    7,347      13,655
  Selling, general and
    administrative................    4,024       5,783
  Depreciation and
    amortization..................      316         965
                                    -------     -------
    Total costs and expenses......   11,687      20,403
                                    -------     -------
Income (loss) from operations.....    1,485       3,085
Interest expense..................      (71)        (34)
Other income, net.................        4
                                    -------     -------
Income (loss) before income
  taxes...........................    1,418       3,051
Income taxes......................                1,327
                                    -------     -------
Net income (loss).................  $ 1,418     $ 1,724
                                    =======     =======
HISTORICAL PRO FORMA DATA(2):
Net income (loss).................  $ 1,418
Pro forma income tax expense
  (benefit).......................      567
                                    -------
Pro forma net income (loss).......  $   851
                                    =======
Historical pro forma net income
  (loss) per share................  $  0.19
                                    =======
PRO FORMA NET INCOME PER SHARE....              $  0.23
                                                =======
Historical and pro forma weighted
  average common and equivalent
  shares outstanding (3)..........    4,433       7,647
Dividends declared per share(4)...  $  0.28

                                                                                                      AS OF JUNE 30, 1997
                                                             AS OF DECEMBER 31,                      ---------------------
                                            ----------------------------------------------------                    PRO
                                             1992       1993       1994        1995        1996      ACTUAL      FORMA(1)
                                            ------     ------     -------     -------     ------     -------     ---------
                                                                                                          (UNAUDITED)
BALANCE SHEET DATA:
Working capital (deficit)...............    $ (972)    $ (492)    $  (208)    $ (139)     $ (294)    $  (180)     $11,120
Total assets............................       832      2,181       1,874      2,432       8,623      33,597       58,216
Total debt..............................       278        173         139        151         761      18,355        2,610
Total shareholders' equity (deficit)....      (827)      (343)         51        345         944       1,354       39,524

---------------

(1) The pro forma data give effect to: (i) the gmi Acquisition; (ii) the Offering; (iii) repayment of amounts borrowed under the Bank Credit Facility; (iv) the recognition of an estimated $81 of deferred income taxes upon the termination of Kendle's S corporation election; (v) the payment of the S corporation distribution of approximately $700; and (vi) the assumed exercise of the Warrants issued in connection with the U-Gene Acquisition. The pro forma data also reflect the application of corporate income taxes to the Company's net income at an assumed statutory combined federal and state rate of 40%, which would have been recorded if the Company had been a C corporation during such periods. See "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Termination of S Corporation Status," "Use of Proceeds," "Bank Credit Facility" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) The historical pro forma data reflect the application of corporate income taxes to the Company's net income at an assumed statutory combined federal and state rate of 40%, which would have been recorded if the Company had been a C corporation during such periods.

(3) Weighted-average common and equivalent shares outstanding includes: (i) options to purchase shares of Common Stock granted by the Company during the twelve months preceding the Offering as if they were outstanding for all periods presented, using the treasury stock method at an assumed initial public offering price of $13.00 per share; and (ii) the exercise of the Warrants issued in connection with the U-Gene Acquisition.

(4) The Company currently anticipates that after the Offering all of its earnings will be retained for development of the Company's business and does not anticipate paying any cash dividends in the foreseeable future.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     The Company provides integrated clinical research services on a contract basis to the pharmaceutical and biotechnology industries. These services include Phase II to Phase IV clinical trial management, clinical data management, biostatistical analysis, medical writing and regulatory consultation and representation. Historically, the Company has grown through internal expansion. Its strategy is to build its business in the future through a combination of internal growth and acquiring businesses that offer services similar or complementary to those offered by the Company.

     Kendle's clinical research and development services contracts are generally fixed price, with some variable components, and range in duration from a few months to several years. A portion of the contract fee is typically required to be paid at the time the contract is entered into and the balance is received in installments over the contract's duration, in most cases on a milestone achievement basis. Most of the Company's contracts are terminable upon 30 days' notice by the client. Clients terminate or delay contracts for a variety of reasons, including, among others, the failure of the product being tested to satisfy safety requirements, unexpected or undesired clinical results of the product, the client's decision to forego a particular study, insufficient patient enrollment or investigator recruitment or production problems resulting in shortages of the drug. Although the Company typically is entitled to receive certain fees for winding down a study which is terminated or delayed and, in some cases, a termination fee, the loss or delay of a large contract or the loss or delay of multiple contracts could have a material adverse effect on the Company.

     Kendle recognizes revenues from contracts on the percentage of completion method, measured by the total costs incurred as a percentage of estimated total costs for each contract. Kendle uses this method because management considers total costs incurred to be the best available measure of progress on these contracts. The estimated total costs of contracts are reviewed and revised periodically throughout the lives of the contracts with adjustment to revenues resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are made. Additionally, the Company incurs costs, in excess of contract amounts, in subcontracting with third-party investigators. Such costs, which are reimbursable by its clients, are excluded from direct costs and net revenues.

     The Company's backlog consists of anticipated net revenues from work under letter agreements and contracts which have not been realized. At June 30, 1997, Kendle's backlog was approximately $26.0 million compared to $7.8 million at June 30, 1996, a 234% increase. At June 30, 1997, U-Gene's and gmi's backlogs were approximately $8.4 million and $5.7 million, respectively. The Company believes that its backlog as of any date is not necessarily a meaningful predictor of future results and no assurances can be given that the Company will be able to fully realize all of its backlog as revenues. See
"Business -- Backlog."

     Direct costs consist of compensation and related fringe benefits for project-related employees, unreimbursed project-related costs and indirect costs including facilities, information systems and other costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for sales and administrative employees, professional services and advertising costs, as well as unallocated costs related to facilities, information systems and other costs.

ACQUISITIONS

     U-Gene's net revenues increased $3.4 million, or 37.3%, from approximately $9.1 million in 1995 to approximately $12.5 million in 1996. This increase was primarily due to an increase in the number of projects, which increased from 69 as of December 31, 1995 to 117 as of December 31, 1996. Net income increased approximately $254,000, or 43.4% from approximately $584,000 for 1995 to $838,000 for 1996, due primarily to the increase in net revenues.

     gmi's net revenues increased $1.7 million, or 32.1%, from approximately $5.3 million for 1995 to $7.0 million for 1996. The increase in net revenues was primarily due to an increase in the number of projects, which increased from 81 as of December 31, 1995 to 116 as of December 31, 1996. Net income increased approximately $182,000, or 30.1%, from approximately $604,000 for 1995 to approximately $786,000 for 1996, due primarily to the increase in net revenues.

     Management believes that the Acquisitions will establish the Company as a full-service international CRO. The U-Gene Acquisition provides the Company with Phase I capabilities and a European presence, while the gmi Acquisition is expected to strengthen its European presence and will add a number of additional areas of therapeutic expertise that complement Kendle's areas of proficiency. The Acquisitions will increase both the number and geographic scope of the clients served by the Company, enabling the Company to cross-sell its services and enhance its relationships with existing clients.

     Following the Acquisitions, a significant percentage of the Company's cash flow from operations will be derived from operations outside the United States. As the Company's plans are to repatriate earnings from U-Gene and gmi to the U.S., the Company will be subject to the risks of currency exchange rate fluctuations.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated certain financial data as a percentage of net revenues and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

                                                                                   PERCENTAGE INCREASE (DECREASE)
                                          PERCENTAGE OF NET REVENUES               ------------------------------
                                 ---------------------------------------------
                                                                 SIX MONTHS        YEAR      YEAR      SIX MONTHS
                                                                    ENDED          -----     -----     ----------
                                  YEAR ENDED DECEMBER 31,         JUNE 30,         1994      1995         1996
                                 -------------------------     ---------------      TO        TO           TO
                                 1994      1995      1996      1996      1997      1995      1996         1997
                                 -----     -----     -----     -----     -----     -----     -----     ----------
Net revenues...................  100.0%    100.0%    100.0%    100.0%    100.0%     38.1%    111.8%       180.6
Costs and expenses
  Direct costs.................   62.3      58.3      63.1      67.7      55.8      29.1     129.4        131.4
  Selling, general and
    administrative.............   24.1      29.0      25.3      21.7      30.6      66.4      84.6        295.5
  Depreciation and
    amortization...............    2.9       2.7       2.4       2.0       2.4      32.5      88.1        242.5
Income from operations.........   10.7      10.0       9.2       8.7      11.3      27.9      94.8        263.7
Other income (expenses), net...   (0.4)     (1.0)     (0.4)     (0.6)     (0.5)    232.6     (13.1)       157.5
Net income.....................   10.3       9.0       8.8       8.1      10.8      19.4     107.2        270.9

SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996


     Net revenues increased by $8.5 million, or 180.6%, from $4.7 million for the six months ended June 30, 1996 to $13.2 million for the six months ended June 30, 1997. The increase in net revenues was primarily due to 68 new projects started by the Company during the six months ended June 30, 1997 which resulted in net revenues of $4.9 million for the six months ended June 30, 1997 as compared to June 30, 1996, and a net increase in revenues recognized on existing projects net of expansions of existing projects, totaling approximately $3.6 million over the same periods. Revenues from G.D Searle & Co. and The Procter & Gamble Company accounted for approximately 64% and 13%, respectively, of net revenues for the six months ended June 30, 1997. Net revenues from clients other than G.D. Searle & Co. increased $1.9 million, or 67.9%, from $2.8 million for the six months ended June 30, 1996 to $4.7 million for the six months ended June 30, 1997.



     Direct costs increased by $4.2 million, or 131.4%, from $3.2 million for the six months ended June 30, 1996 to $7.4 million for the six months ended June 30, 1997. This increase is primarily comprised of an increase of: (i) approximately $2.4 million in direct salaries and fringe benefits to support the increases in net revenues for the period; and (ii) an increase of approximately $1.7 million in indirect costs in connection with projects, including allocated facility, unreimbursed project-related and other costs which also increased to support the growth in business activity. Direct costs expressed as a percentage of net revenues decreased from 67.7% for the six months ended June 30, 1996 to 55.8% for the six months ended June 30, 1997. The decrease in those costs as a percentage of net revenues is due primarily to the absorption of direct project-related costs over a larger revenue base, as net revenues increased by 180.6% for the six months ended June 30, 1997 as compared to the six months ended June 30, 1996, while direct costs increased by 131.4% over the same periods.

     Selling, general and administrative expenses increased by $3.0 million, or 295.5%, from $1.0 million for the six months ended June 30, 1996 to $4.0 million for the six months ended June 30, 1997. Selling, general and administrative expenses as a percentage of net revenues increased from 21.7% for the six months ended June 30, 1996 to 30.6% for the six months ended June 30, 1997. The increase is primarily comprised of: (i) an increase of approximately $983,000 in salaries and fringe benefits, which is the result of the Company's continued efforts to increase its infrastructure in order to support the growth in business activity for the six months ended June 30, 1997 as compared to the same period in 1996; and (ii) increases in training ($479,000), contractual services ($361,000), recruiting ($256,000), conferences and seminars ($153,000) and marketing and advertising ($146,000) expenses for the six months ended June 30, 1997 as compared to the same period in 1996.

     Depreciation and amortization expense increased $223,000, or 242.5%, from $92,000 for the six months ended June 30, 1996 to $315,000 for the six months ended June 30, 1997. This increase was due primarily to capital expenditures associated with the three offices opened by the Company in 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995


     Net revenues increased by $6.9 million, or 111.8%, from $6.1 million for the year ended December 31, 1995 to $13.0 million for the year ended December 31, 1996. The increase in net revenue was due to 47 new projects started by the Company during the year ended December 31, 1996, which resulted in net revenues of approximately $9.2 million for the year ended December 31, 1996 as compared to December 31, 1995, offset by a net decrease in revenues recognized on existing projects net of expansions of existing projects, totaling approximately $2.3 million over the same periods. Revenues from G.D. Searle & Co., The Procter & Gamble Company and Amgen, Inc. accounted for approximately 48%, 19% and 13%, respectively, of net revenues for the year ended December 31, 1996. Net revenues from clients other than G.D. Searle & Co. increased $3.1 million, or 86.9%, from $3.6 million for the year ended December 31, 1995 to $6.7 million for the year ended December 31, 1996.


     Direct costs increased by $4.6 million, or 129.4%, from $3.6 million for the year ended December 31, 1995 to $8.2 million for the year ended December 31, 1996. This increase is primarily comprised of: (i) an increase of approximately $1.9 million in direct salaries and fringe benefits to support the increase in net revenues for the period; and (ii) an increase of approximately $2.1 million in indirect costs in connection with projects including allocated facility, unreimbursed project-related and other costs, which increased to support the increase in net revenues. Direct costs expressed as a percentage of net revenues increased from 58.3% for the year ended December 31, 1995 to 63.1% for the year ended December 31, 1996. The increase in these costs as a percentage of net revenues is due primarily to the hiring and contracting of additional project-related personnel to meet the needs of current and future projects, increased occupancy and other costs associated with three additional offices opened by the Company during 1996. This is evidenced by the increase in net revenues of 111.8% for the year ended December 31, 1996 as compared to the year ended December 31, 1995, while direct costs increased by 129.4% over the same periods.

     Selling, general and administrative expenses increased by $1.5 million, or 84.6%, from $1.8 million for the year ended December 31, 1995 to $3.3 million for the year ended December 31, 1996. The increase in selling, general and administrative expenses was primarily due to: (i) an increase of approximately $292,000 in salaries and benefits as the Company began to increase its infrastructure in order to support the growth in business activity for the year ended December 31, 1996 as compared to 1995; and (ii) increases in contractual services ($324,000), marketing and advertising ($124,000), recruiting ($334,000) and training ($190,000) costs for the year ended December 31, 1996 as compared to the year ended December 31, 1995. Selling, general and administrative expenses increased at a significantly lower rate than net revenues for the year ended December 31, 1996, declining as a percentage of net revenues from 29.0% for the year ended December 31, 1995 to 25.3% for the year ended December 31, 1996.

     Depreciation and amortization expense increased $148,000, or 88.1%, from $168,000 for the year ended December 31, 1995 to $316,000 for the year ended December 31, 1996. The increase was due primarily to capital expenditures associated with the three offices opened by the Company in 1996.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994


     Net revenues increased by $1.7 million, or 38.1%, from $4.4 million in 1994 to $6.1 million in 1995. The increase in net revenues was primarily due to 18 new projects started by the Company during the year ended December 31, 1995, which resulted in net revenues of $1.6 million for the year ended December 31, 1995 as compared to December 31, 1994, and a net increase in revenues recognized on existing projects net of expansions of existing projects, totaling approximately $122,000 over the same periods. Revenues from G.D. Searle & Co., Rhone-Poulene Rorer, Inc. and Parke-Davis, a division of Warner-Lambert Co., accounted for approximately 42%, 12% and 11%, respectively, of net revenues for the year ended December 31, 1995. Net revenues from clients other than G.D. Searle & Co. increased $1.4 million, or 63.1%, from $2.2 million for the year ended December 31, 1994 to $3.6 million for the year ended December 31, 1995.


     Direct costs increased by $804,000, or 29.1%, from $2.8 million in 1994 to $3.6 million in 1995. This increase is primarily comprised of: (i) an increase of approximately $272,000 in direct salaries and fringe benefits as a result of increases in project related employees to support the increase in net revenues for the period; and (ii) an increase of approximately $382,000 in indirect costs in connection with projects including allocated facility, unreimbursed project-related costs and other costs, which also increased to support the increase in net revenues. Direct costs as a percentage of net revenues decreased from 62.3% in 1994 to 58.3% in 1995. The decrease was due primarily to the absorption of indirect project-related costs over a larger revenue base as the Company's volume of business increased. This is evidenced by the increase in net revenues of 38.1% for the year ended December 31, 1995 as compared to 1994, while direct costs increased by 29.1% over the same periods.

     Selling, general and administrative expenses increased by $708,000, or 66.4%, from $1.1 million in 1994 to $1.8 million in 1995. Selling, general and administrative expenses as a percentage of net revenues increased from 24.1% in 1994 to 29.0% in 1995. The increase in selling, general and administrative expenses was due to increases in: (1) salaries and fringe benefits of $384,000; and (ii) conferences and seminars ($121,000) and recruiting ($100,000) costs for the year ended December 31, 1995 as compared to 1994.

     Depreciation and amortization expenses increased by $41,000, or 32.5%, from $127,000 in 1994 to $168,000 in 1995. This increase was primarily due to purchases of furniture, fixtures and equipment as a result of increases in the Company's operations.

QUARTERLY RESULTS

     The Company's quarterly operating results are subject to volatility due to such factors as the commencement, completion, cancellation or delay of contracts; the progress of ongoing projects; cost overruns; the Company's sales cycle; demand for the Company's services; competitive industry conditions; the ability of the Company to develop, introduce and market new services on a timely basis; changes in the mix of services provided to clients; changes in client research and development expenditures and other general economic factors. Because a large portion of the Company's operating costs are fixed, variations in the timing and progress of large contracts or of multiple contracts can materially affect quarterly results. Accordingly, the relationship between net revenues and direct costs may vary.

     The following table presents unaudited quarterly operating results for the Company for each of the nine most recent quarters in the period ended June 30, 1997. In the opinion of the Company, this information is prepared on the same basis as the financial statements appearing elsewhere in this Prospectus and reflects all the adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of results of operations for those periods. This quarterly financial data should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not indicative of the results of any future period.

                                                                    QUARTER ENDED
                                    ------------------------------------------------------------------------------
                                     JUNE    SEPT.     DEC.    MARCH     JUNE    SEPT.     DEC.    MARCH     JUNE
                                     30,      30,      31,      31,      30,      30,      31,      31,      30,
                                     1995     1995     1995     1996     1996     1996     1996     1997     1997
                                    ------   ------   ------   ------   ------   ------   ------   ------   ------
                                                                    (IN THOUSANDS)
                                                                     (UNAUDITED)
Net revenues......................  $1,638   $1,453   $1,429   $2,063   $2,630   $3,607   $4,659   $5,962   $7,210
                                    ------   ------   ------   ------   ------   ------   ------   ------   ------
Costs and expenses:
  Direct costs....................     852      866      971    1,395    1,781    2,441    2,560    3,376    3,971
  Selling, general and
    administrative................     510      507      323      372      646      818    1,442    1,893    2,131
  Depreciation and amortization...      42       47       40       45       46       51      173      150      166
                                    ------   ------   ------   ------   ------   ------   ------   ------   ------
         Total costs and
           expenses...............   1,404    1,420    1,334    1,812    2,473    3,310    4,175    5,419    6,268
                                    ------   ------   ------   ------   ------   ------   ------   ------   ------
Income from operations............     234       33       95      251      157      297      484      543      942
Other expense, net................      17       19       18       16       10        3       26       14       53
                                    ------   ------   ------   ------   ------   ------   ------   ------   ------
Net income........................  $  217   $   14   $   77   $  235   $  147   $  294   $  458   $  529   $  889
                                    ======   ======   ======   ======   ======   ======   ======   ======   ======

     Direct costs as a percentage of net revenues increased from 52.0% in the quarter ended June 30, 1995, to 67.9% in the quarter ended December 31, 1995, followed by a decline to 50.9% for the quarter ended June 30, 1997. The increase from the quarter ended June 30, 1995 to the quarter ended December 31, 1995, was due primarily to increases in salaries and benefits, contractual services and rent and utilities. The decline through the quarter ended June 30, 1997 is due primarily to the absorption of direct project-related costs over a larger revenue base.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically funded its operations and growth with cash flow from operations and borrowings. Investing activities have primarily consisted of capital expenditures for furniture, fixtures and equipment.

     As a result of $3.3 million in cash provided by operating activities and $0.4 million and $0.8 million cash used by investing and financing activities, respectively, cash and cash equivalents increased by $2.1 million during the year ended December 31, 1996. Net cash provided by operating activity resulted primarily from net income and the net change in working capital items. Most of the Company's contracts for its services provide for bills to be rendered based upon the achievement of certain project goals or milestones. These milestones, while related to the work performed, may provide for installment payments that are not reflective of work performed for purposes of revenue recognition. As a result, billings by the Company (and therefore collection of receivables) and recognition of revenue do not necessarily coincide.

     Investing activities for the year ended December 31, 1996 consisted primarily of capital expenditures of $407,000. Financing activities for the year ended December 31, 1996 consisted primarily of a net repayment of $320,000 under the Company's revolving line of credit, the payment of $236,000 on capital lease obligations and distributions to shareholders of $285,000.

     Cash and cash equivalents decreased by $329,000 in 1995 as a result of cash used by operating, investing and financing activities of $75,000, $166,000 and $88,000, respectively. The decrease in net cash used by operating activities resulted primarily from net income offset by the net change in working capital items.

     Investing activities in 1995 consisted of capital expenditures of $166,000. Financing activities in 1995 consisted of $320,000 in net borrowings under a revolving line of credit, offset by payments of capital lease obligations of $156,000 and distributions to shareholders of $253,000.

     Cash and cash equivalents decreased by $2.0 million for the six months ended June 30, 1997 as a result of cash used by operating and investing activities of $1.7 million and $14.8 million, respectively, and cash provided by financing activities of $14.5 million. Net cash used by operating activities resulted primarily from net income offset by the net change in working capital items.

     Investing activities for the six months ended June 30, 1997 consisted primarily of costs related to the U-Gene Acquisition of $14.3 million. Financing activities for the six months ended June 30, 1997 consisted of borrowings under the Bank Credit Facility for the U-Gene Acquisition and working capital purposes totaling $15.7 million and debt issue costs relating to the Bank Credit Facility of $917,000.

     In connection with the Acquisitions, the Bank has agreed to lend the Company up to $20 million under a Senior Credit Facility and up to $10 million under a Subordinated Credit Facility. The Senior Credit Facility bears interest at a rate equal to either LIBOR plus the Applicable Margin (as defined), or the higher of the Bank's prime rate or the Federal Funds rate plus 0.50%. All amounts outstanding thereunder become due and payable in June, 2000. The Subordinated Credit Facility consists of Series A and B Notes, bearing interest at 12% and maturing in June, 2002, and the Warrants.

     This Bank Credit Facility contains various restrictive financial covenants, including limitations on senior and total debt levels, capital expenditures and future acquisitions as well as the maintenance of certain fixed coverage ratios and minimum net worth levels, and is collateralized by all the assets and shares of Common Stock held by Dr. Bryan, Mr. Bergen, the Kendle Stock Trust and Hazel Kendle (which shares will be released as collateral upon consummation of the Offering) and existing and hereafter acquired material subsidiaries.

     On July 1, 1997 the U-Gene Acquisition and related costs were funded with approximately $9.3 million from the Senior Credit Facility, a 8% promissory note of approximately $1.5 million payable to the U-Gene shareholders deposited in an escrow account pursuant to the U-Gene purchase agreement and $5 million from the Series A Note. In addition, the Company issued the Warrants to the Bank to purchase 4% of the outstanding shares of Common Stock of the Company (153,738 shares). If the Offering is not completed on or before December 1, 1997, the number of shares which may be purchased upon exercise of the Warrants will be increased to 5%, and 6% if not completed by March 1, 1998.

     Although the Company expects the gmi Acquisition to close simultaneously with the closing of the Offering, the Company is required, per the gmi definitive agreement, to consummate the gmi Acquisition not later than September 19, 1997. If the Offering is not completed by September 19, 1997, or a mutually agreed upon later date, then the Company expects to borrow approximately $4.3 million from the Senior Credit Facility and $5 million from the Series B Note to fund the cash portion of the gmi Acquisition. In addition, the non-cash portion of the gmi Acquisition would be funded through the issuance of a subordinated security by the Company (mandatory convertible exchangeable preferred stock) to the gmi shareholders. Upon issuance of the Series B Note, the Company is required under the Subordinated Credit Facility to issue Warrants to the Bank for the purchase of an additional 3% of the outstanding shares of Common Stock of the Company, and 4% if the Offering is not completed by March 1, 1998. In addition, the Bank has issued a standby letter of credit to the gmi shareholders to secure the cash portion of the gmi Acquisition price due to such shareholders.

     The Company intends to repay all outstanding Subordinated Promissory Notes and all of the Senior Credit Facility with proceeds from the Offering. The Warrants will be exercised by the Bank and converted to shares of Common Stock concurrently with the Offering.

     The Company had a revolving line of credit arrangement with a bank totaling $2.0 million which was terminated on June 26, 1997. The line was collateralized by all the Company's assets, other than assets leased under the Company's capital lease line, and was subject to various covenants and restrictions relating to, among others, minimum tangible capital base, other liabilities and indebtedness. Amounts borrowed under the line were payable upon demand and bore interest at either the bank's prime rate or LIBOR plus 2.5%, at the election of Company management, for each borrowing.

     The Company had amounts outstanding for working capital and gmi Acquisition costs at June 30, 1997 under the Senior Credit Facility totaling approximately $1.4 million. Such borrowings will be repaid with the proceeds of the Offering.

     The Company has a $1.5 million computer and a $500,000 furniture lease line of credit with a bank. Amounts drawn on these lines are payable over a five year term from the date of funding. These lines expire on

December 31, 1997. The monthly installment payments are equal to 1.80% and 1.71% of the total computer and furniture draws, respectively. Amounts drawn on these lines of credit totaled $1,109,000 at June 30, 1997. In April 1997, the Company obtained an additional $370,000 computer and $130,000 furniture lease line of credit with the same bank. These lines expire March 31, 1998, with monthly installment payments equal to 2.23% and 1.76% of the total computer and furniture borrowings, respectively. Amounts drawn on the computer and furniture lines of credit are payable over four and five year terms, respectively, from the date of funding. At June 30, 1997, the Company had approximately $740,000 outstanding with the same bank in the form of a note payable which is expected to be funded on the lease line of credit during the third quarter of 1997.

     The Company's primary cash needs on both a short-term and long-term basis are for the payment of salaries and fringe benefits, capital expenditures, facility-related expenses, business development expenses and travel expenditures. The Company estimates that during 1997 it will invest approximately $3.0 million to $4.0 million in capital expenditures related to its facilities and investments in its information technology. The Company believes that available cash, together with cash flow from operations, borrowings under the Bank Credit Facility and other existing lines of credit and net proceeds from the Offering, will be sufficient to meet foreseeable cash needs. See "Use of Proceeds."

NEW ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings Per Share. SFAS No. 128 is designed to simplify the existing computational guidelines for computing earnings per share and provides for the elimination of primary Earnings Per Share ("EPS") and replacing it with basic EPS, with the principal difference of common stock equivalents not being considered in computing basic EPS. SFAS No. 128 is effective for the Company for the year ending December 31, 1997. The effect of the adoption of this statement would have increased the Company's 1996 earnings per share calculation by 12%. The effect on the six months ended June 30, 1997 is to increase earnings per share by approximately 21%.

                                    BUSINESS

OVERVIEW

     The Company is a CRO that provides a broad range of clinical research and drug development services to the pharmaceutical and biotechnology industries. Kendle augments the research and development activities of pharmaceutical and biotechnology companies by offering high quality, value added clinical research services and proprietary information technology designed to reduce drug development time and expense. The Company's services include Phase II to Phase IV clinical trial design and management, clinical data management, biostatistical analysis, medical writing and regulatory consultation and representation. Kendle believes that it is one of a small number of CROs capable of providing a broad range of services within multiple therapeutic areas, including cardiovascular, central nervous system, gastrointestinal, immunology, oncology, respiratory, skeletal disease and inflammation.

     The Company believes that pharmaceutical and biotechnology companies are increasingly selecting CROs that have the following capabilities: (i) a broad range of therapeutic expertise in designing and managing all phases of clinical trials; (ii) the ability to efficiently collect, edit and analyze data from thousands of patients with various clinical conditions from many geographically dispersed sites; (iii) the ability to provide a full range of services to clients who desire to use fewer CROs to manage their drug development processes; and (iv) global capabilities that incorporate diverse populations and allow simultaneous filings of registration packages in several major jurisdictions.

     Kendle's strategy is to continue to enhance its reputation as a high-quality provider of a full range of CRO services. The Company's strategy consists of the following key elements: (i) continue to expand its broad range of therapeutic expertise; (ii) offer its clients "one-stop shopping" with a full range of services that encompass the clinical research process and complement the research and development departments of its clients; (iii) expedite the drug development process through innovative information technology offered via the Company's proprietary TrialWare(SM) software; (iv) continue to build a brand presence that portrays high quality work; and (v) supplement internal growth through strategic acquisitions that expand the Company's geographic presence and add to Kendle's clinical research capabilities in existing or new therapeutic areas or service offerings.

     In furtherance of the Company's strategy to expand its range of services and international coverage, the Company purchased one European CRO and entered into an agreement to purchase another European CRO: U-Gene based in Utrecht, the Netherlands, which provides Phase II to Phase IV clinical trial design and management, and owns and operates a state-of-the-art 38-bed Phase I testing unit; and gmi, based in Munich, Germany, which provides Phase II to Phase IV clinical trial design and management and specializes in the field of pharmacoeconomic analysis. The Company believes that these two strategic acquisitions will make Kendle the sixth largest CRO in Europe, based on total revenues, and enhance its ability to provide customers with a single source for contract research services throughout North America and Europe.

INDUSTRY TRENDS

     The CRO industry provides integrated product development services to the pharmaceutical and biotechnology industries. In general, CROs derive substantially all of their revenue from the research and development expenditures of pharmaceutical and biotechnology companies. The CRO industry has evolved from providing limited clinical services in the 1970s to a full-service industry that today encompasses much of the clinical research process (including pre-clinical evaluations), study design, clinical trial management, data collection and biostatistical analysis and product registration support. These services are provided in accordance with government regulations covering clinical trials and the drug approval process.

     According to industry sources, in 1995, worldwide expenditures on research and development by pharmaceutical and biotechnology companies are estimated to have been approximately $35.0 billion, of which the Company estimates $22.0 billion was spent on drug development activities of the type offered by the CRO industry. The Company believes that approximately $2.5 billion of such spending was outsourced to CROs in 1995.

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

     The CRO industry is highly fragmented, with several hundred CROs ranging from small, limited-service providers to full-service, global drug development corporations. Although the CRO industry is not capital intensive and there are few barriers to entry for small, limited-service providers, the Company believes that there are significant barriers to becoming a full-service CRO. These barriers include the cost and experience necessary to develop expertise in a number of therapeutic areas, the ability to manage complex clinical trials, the experience to prepare regulatory submissions and integrated clinical data management capabilities. The barriers to becoming a full-service CRO combined with the expansion of some larger CROs has led to an increased rate of industry consolidation.

     The Company believes that the outsourcing of drug development activities by pharmaceutical and biotechnology companies has been increasing and will continue to increase as these companies strive to enhance revenues through faster drug development while also dealing with cost containment pressures. The CRO industry, by specializing in clinical trials management, is often able to perform the needed services with a higher level of expertise or specialization, more quickly and at a lower cost than a client could perform the services internally.

     The Company believes that pharmaceutical and biotechnology companies are increasingly seeking to select CROs that have the following capabilities:

          Therapeutic Expertise. Extensive therapeutic expertise is essential in order to most efficiently design and manage all phases of the clinical trials. A lack of therapeutic expertise can cause delays and cost overruns ranging from additional time to recruit the proper investigative sites to the need to recruit additional patients in order to obtain the necessary data to support the efficacy of the drug. Thus, the level of therapeutic expertise has a significant effect on the overall drug development time and has become one of the leading factors that pharmaceutical and biotechnology companies evaluate when choosing a CRO.

          Broad Range of Services. As pharmaceutical and biotechnology companies are utilizing fewer CROs to manage their drug development process more efficiently, these companies are increasingly requiring CROs to provide a full range of services. CROs must be able to manage a project from the initial stages of protocol and study design, through clinical trials management and data management, to regulatory and medical affairs consulting.

          Integrated Clinical Data Management. A key constraint in accelerating the drug development process is the ability to collect, edit and analyze the data from up to several thousand patients with various clinical conditions from many geographically dispersed sites in an efficient manner. The data must then be standardized and integrated into the client's computer system prior to submission to the FDA. Currently, there is no industry standard process for managing the clinical data and there is a wide range of capabilities among CROs in managing the clinical data. Pharmaceutical and biotechnology companies are increasingly requiring CROs to have advanced clinical data management systems that are integrated with their internal systems in order to reduce drug development time.

          Proximity to Clients. Clients and potential clients frequently consider the proximity of a company as a factor in selecting a CRO for a project. Kendle currently has four domestic offices and plans either to acquire or develop additional domestic or international offices where existing and potential client relationships will be enhanced. Management believes that the availability of offices that are convenient to clients will be an increasingly important factor in gaining and retaining client business.

          International Support. To expedite the drug development process, pharmaceutical and biotechnology companies increasingly require access to diverse clinical trial participants from various countries. In an effort to maximize profits of a given drug, such companies are now pursuing regulatory approvals in multiple countries simultaneously rather than sequentially as they have in the past. The studies to support such registration packages may include a combination of multinational and domestic trials. Pharmaceutical and biotechnology companies may turn to CROs for assistance with such trials as well as to collect, analyze and report the data. The Company believes that CROs with an international presence and management experience in the simultaneous filing of multiple applications may benefit from these trends.

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

COMPANY STRATEGY

     The Company's objective is to grow as a high-quality provider of a full-range of CRO services. Kendle seeks to differentiate itself from its competitors by focusing on those services that will significantly reduce the time for drug development.

     The Company's strategy consists of the following key elements:

          Hiring, Training and Retaining Employees. The Company's success is based on the quality and dedication of its employees. The Company strives to hire the best available people in terms of ability, attitude, experience and fit with the Company's performance philosophy. The Company believes that it is an industry leader in the thoroughness of its training programs. The Company trains employees extensively and encourages employees to upgrade their skill level through internal and external training. As new technologies develop, employees are equipped with, and trained to make use of, such technological innovations. The Company also places significant emphasis on retention of its employees in order to achieve a high degree of consistency and continuity as it provides services to its clients.

          Excellent Client Relationships. The Company invests significant time and effort in building excellent relationships with its clients. It accomplishes this through a combination of high quality, timely and cost effective services that are designed to be highly responsive to its clients' needs. The Company believes that the relationships developed by its regional offices have been a key factor in gaining and retaining certain client business. The Company has four domestic offices and plans to establish additional domestic or international offices where client relationships would be enhanced.

          Therapeutic Area Expertise. The Company believes that it is better able to serve its clients' needs by offering therapeutic expertise in addition to a full range of drug development services. The Company has expertise in several major therapeutic areas including cardiovascular, central nervous system, gastrointestinal disease, immunology, oncology, respiratory, and skeletal disease and inflammation. The Company's experience in these therapeutic areas, along with the experience of the Company's therapeutic area strategic business unit ("SBU") directors, has enabled Kendle to grow its revenues from existing clients and win new client business. The Company plans to continue to add to its expertise in its existing therapeutic areas and to develop new areas of expertise by hiring experienced personnel and by strategic acquisitions.

          Full Service Clinical Research. The Company offers a full range of services that encompasses the clinical research process and complements the research and development departments of its clients. These services include clinical trials management, clinical data management, biostatistical analysis, study design, and regulatory affairs services, including product registration with regulatory authorities. The Company emphasizes efficiencies in each phase of clinical trials, data management and analysis, report writing and report filing, in order to reduce the time and cost of obtaining regulatory approval for its clients' products. The Company's breadth of services, along with its process for conducting clinical trials on a timely basis, have been key factors in the Company's success in obtaining additional and larger contracts.

          Key Acquisitions; Expand Geographic Presence. The Company intends to supplement its internal growth through strategic acquisitions, including the acquisitions of U-Gene and gmi, and the opening of regional offices. The Company believes that significant acquisition opportunities exist due to the highly fragmented nature of the CRO industry. The Company intends to focus on acquisitions of businesses that expand its geographic presence, add to its clinical expertise in existing or new therapeutic areas and broaden its range of services. In addition, the Company believes that opening regional offices is invaluable in developing client relationships and obtaining clients. In 1996, the Company opened offices in Chicago, Illinois, Los Angeles, California and Princeton, New Jersey.

          International Support. As part of the Company's strategy to expand its geographic presence, the Company recently acquired U-Gene and signed a definitive agreement to acquire gmi. Following the consummation of the Acquisitions, the Company will have significant international operations. On a pro forma basis, assuming the consummation of the Acquisitions as of January 1, 1996, the Company is the

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

     sixth largest CRO in Europe, based on total revenues. U-Gene and gmi have served clients in the Netherlands, Germany, the Czech Republic, the United Kingdom, Israel and several additional countries in Europe. U-Gene and gmi will increase both the number and the geographic scope of the clients served by Kendle, enabling the Company to cross-sell its services and enhance its relationships with existing clients. The Company will continue to explore strategic acquisitions that will further enhance its international capabilities.

          Marketing and Brand Name Recognition. Due to the recent growth of the CRO industry and the highly fragmented nature of the competition, the Company believes it has been difficult for many CROs to achieve brand name recognition with potential clients. Kendle's marketing strategy is to continue to build a brand presence that portrays high quality work. The Company's brand presence is reinforced through direct mail, professional exhibits, journal advertising and an experienced sales force. See "Clients and Marketing."


          The implementation of this strategy will require Kendle to spend significant amounts of capital. In 1997 alone, the Company utilized approximately $24.8 million to fund acquisitions and expects to spend another $3 million to $4 million for capital expenditures in 1997 related to facilities and investments in information technology.


INFORMATION TECHNOLOGY

     The Company believes that superior information technology is essential to providing its clients with innovative services which expedite the clinical trials process. The Company offers its clients access to its proprietary, award-winning TrialWare(SM) software to help reduce the time required for drug development. The TrialWare(SM) application system consists of state-of-the-art modules, featuring intuitive graphical user interfaces, which allow scanning of clinical case report forms ("CRFs") into electronic images, fast database creation and automated workflow through the clinical data process. The CRF images can be reviewed on-line and are compatible for inclusion in a Computer Aided New Drug Application ("CANDA"). The TrialWare(SM) product family includes:

          TrialBase, which is a database management system, saves up to 75% of the time normally required to develop databases supporting the data entry and clean up of CRFs from clinical trial sites. It also provides improved data management quality by supporting extensive automated data checking and quick feedback to study sites. TrialBase has an electronic imaging component that allows a non-technical user to perform all the activities necessary to build a clinical database and program data edits.

          TrialFax, which enables Kendle personnel to rapidly review CRFs from trial sites and to immediately resolve data queries. Using a standard fax machine, CRFs are transmitted to Kendle's computer network and are stored as an electronic image. These electronic CRF images can then be reviewed for any problems or discrepancies and queries generated automatically. Kendle personnel then interact with site personnel via fax or telephone to resolve any discrepancies.

          TriaLine, which uses interactive voice response and touch-tone telephone entry to enroll, randomize and track patients, as well as facilitate just-in-time management of test product inventory, thereby reducing drug waste by up to 30% or more. TriaLine supports multiple telephone lines for high enrollment trials, and has customized scripting and multilingual capabilities.

          TrialView, which enables Kendle personnel to access CRF images at any time directly at a desktop computer without having to retrieve the actual forms from the central file room. This can greatly reduce the amount of time needed to find key information and enhance Kendle's ability to respond to client requirements.

          TriAlert, which is used to assign standard codes to key textual parameters from clinical trials. In order to process such variables as verbatim terms for adverse events, concomitant drug names, diagnoses, physical exam results and medical history data, these items must be coded to a standard dictionary of values used by the various regulatory agencies. TriAlert supports assigning codes for multiple standard dictionaries including COSTART, WHO-ART, WHO-Drug and ICD9-CM, as well as loading a client specific dictionary. The system provides greater flexibility in meeting the client's coding requirements.

          TrialStats, which is used by the Company's biostatistics department to produce data listings, summary tables and analysis tables. The Company uses TrialStats to accelerate the generation of statistical reports by reducing the time spent on programming and validation of data listings, tables and standard analyses. TrialStats also provides access to data for clinical data management, report writing and client inquiries while a trial is in process.

     The Company believes that its TrialWare(SM) family of products provides a competitive advantage by more fully integrating the Company's operations with the investigative site clinical trial activities. Kendle also has the ability to meet its clients' computer interfacing needs by utilizing SAS, Oracle, DLB Recorder and other software.

     The Company's Web Site on the Internet includes a description of the Company and its services, a browser survey and the Company's e-mail address. In addition, the Web Site provides information about the Company's proprietary technology, employment opportunities, medical research and opportunities for patients and investigators. The Company believes the Web Site demonstrates the Company's commitment to using state-of-the-art technology while also providing an excellent opportunity to communicate its capabilities on a worldwide basis. The Web Site address is http://www.kendle.com/.

SERVICES

     The Company's services assist its clients in optimizing their research and development spending through the clinical stages of the drug development process. The Company provides Phase II to Phase IV clinical trial management, clinical data management and biostatistical analysis and medical writing and regulatory services. Following the Acquisitions, the Company will also provide Phase I clinical trial management. See "The Acquisitions."

     Phase II to Phase IV Clinical Trial Management. The core of the Company's business offerings is a comprehensive package of services to conduct Phase II to Phase IV clinical trials. The Company has significant experience in the therapeutic areas of cardiovascular, central nervous system, gastrointestinal disease, immunology, oncology, respiratory and skeletal disease and inflammation and has conducted several large clinical trials, including the management of a 10,000 patient heart failure trial at over 2,200 investigational sites and an approximately 2,000 patient clinical trial at up to 125 investigational sites relating to the treatment of cardiac arrhythmia.

     Through its clinical experience, the Company has developed the expertise to manage every aspect of clinical trials in Phase II to Phase IV of the drug development process, including protocol development, CRF design, feasibility studies, investigator selection, recruitment and training, site initiation and monitoring, accelerated patient enrollment and development of training materials for investigators and training of clients' staff. In managing clinical trials, the Company has adopted standard operating procedures that are intended to satisfy regulatory requirements and serve as a tool for controlling and enhancing the quality of its clinical trials. The Company often provides its clients with one or more of the following core Phase II to Phase IV clinical trials management services, frequently performed in tandem with one another in order to accelerate the drug development process.

     - Study Design. The Company has broad experience in the preparation of study protocols and CRFs. The study protocol defines the medical issues to be examined in evaluating the safety and efficacy of the drug under study, the number of patients required to produce statistically valid results, the clinical tests to be performed in the study, the time period over which the study will be conducted, the frequency and dosage of drug administration, the exact inclusion and exclusion criteria to be met for the patients enrolled in the study and the planned data summarization, statistical analysis and interpretation of the results of the study. The success of the study depends not only on meeting regulatory requirements, but also on achieving a coherent fit between the protocol, the other aspects of the development process and the marketing strategy for the drug.

     - Case Report Form Design. Once the study protocol is finalized, the Company develops CRFs for investigators to record the desired information obtained from the clinical studies. The Company organizes all disciplines involved in the drug development process to assure a design that is efficient for subsequent data entry, management and reporting. Proper CRF design is critical for investigators and field monitors to conduct their respective jobs quickly, accurately and effectively.

     - Site and Investigator Recruitment. The Company solicits the participation of physicians, also referred to as investigators, who contract directly with either the Company or its client to supervise the administration of the drug under development at investigational sites, including hospitals and clinics or other locations. In order to target the appropriate physicians, the Company has access to a computerized database of approximately 3,000 experienced investigators that includes information regarding the Company's prior experience with these investigators and their ability to rapidly initiate clinical studies. The Company believes that its ability to rapidly identify and recruit investigators who have the appropriate expertise and an adequate base of patients who satisfy the requirements of the study protocol is critical to completing trials in a timely manner.

     - Study Monitoring. The Company provides study monitoring services that include investigational site initiation, patient enrollment assistance and data collection through subsequent site visits. These visits also serve to assure that data are gathered according to Good Clinical Practices ("GCP"), the study protocol, the requirements of the client and applicable regulations.

     Since the ability to complete projects on time is generally determined by meeting deadlines during the first few months of study initiation, the Company focuses on identifying and quickly completing the critical rate-limiting steps of screening and selecting investigators, processing pre-study regulatory paperwork, obtaining institutional review board approvals and scheduling investigational site initiation visits. As clinical studies progress, the Company collects data via visits by its field monitors to investigative sites and by electronic means. The Company must ensure that data from investigative sites is obtained efficiently, quickly and accurately to speed subsequent data entry, data management and analysis and report writing.

     The Company is currently managing a 10,000 patient heart failure trial that is evaluating two doses of an ACE-inhibitor for the incidence of cardiovascular hospitalizations and deaths in congestive heart failure patients. To date over 9,300 patients have been enrolled at over 2,200 investigative sites since the study began in May 1994, generating 78,000 total pages of clinical case report forms. In another example, the Company recently began the organization and management of clinical trials relating to a major New Drug Application ("NDA") in the treatment of cardiac arrhythmia (irregular heartbeats). These trials involve approximately 2,000 patients at up to 125 investigational sites. Patients in both the heart failure and arrhythmia programs are monitored for up to twelve months. The Company previously had managed an identical program in cardiac arrhythmia for another major existing client that involved 1,420 patients at 130 investigative sites. Programs of similar size and scope have been completed in the areas of seasonal allergic rhinitis and asthma.

     Clinical Data Management and Biostatistical Analysis.

     The Company's data management and biostatistical analysis operations are managed by professionals with extensive pharmaceutical industry experience in processing data from local and multinational trials. The Company provides assistance to clients in all areas of clinical data management and biostatistical analysis, including study design, sample size determinations, CRF design and production, fax-based monitoring, database design and construction, data entry, data assessment for accuracy and consistency (data cleanup) and statistical analyses. The Company offers data management and biostatistical services as discrete products and as part of an integrated drug development program. The Company has the ability to meet client needs by utilizing SAS, Oracle, DLB Recorder and other software in addition to the Company's proprietary TrialWare(SM) software. Approximately 58% of the Company's current clients use TrialWare(SM).

     The Company's automated work flow process using the TrialWare(SM) software system makes possible the rapid development of databases by facilitating data entry and cleanup of data from clinical trial sites. The first step in this process is to scan completed CRF pages as they are received. This electronic image of the CRF page with an overlay mask is the paradigm for data entry. This significantly decreases the time required to develop databases. After data entry is completed, the system performs computerized data checks. CRF pages are available on-line at all stages of the data entry process. Thus, initial data entry and verification can occur at the same time.

     The system provides for multiple levels of automated data checks. All computerized edit check failures are reviewed on-line to ensure data consistency and to provide optimum feedback on data quality. The system automatically produces the materials that are used to interact with the investigational site personnel to resolve data issues and maintains an extensive audit trail of the results of the edit review process and of any updates that are made to the database. This allows detailed reporting to clients on the progress of data handling for their trial.

     The Company's biostatistics department provides a full range of biostatistical services and develops sponsor-compatible data sets, data display and report forms. Additionally, the department is capable of managing all statistical aspects of clinical trials, including overall clinical development plans, individual analyses, report preparation of statistical sections of regulatory dossiers and regulatory liaison and representation. The group has highly experienced professionals (biostatisticians and statistical programmers) with a wide therapeutic area background who can work with clients in all phases of drug development.

     Medical Writing and Regulatory Services

     The Company provides report writing and regulatory services to its clients in a manner designed to complement parallel development processes to reduce overall development time. The Company provides its clients with strategic plan and protocol design services at the beginning of projects, combined with clear, concise data presentation, analysis and discussion at the completion of the project to assist its clients in obtaining regulatory approvals. The Company fully integrates these services with its other services to assure maximum speed, quality service and regulatory compliance.

     The Company maintains an internal compliance and quality assurance department to offer its customers in-process monitoring of compliance with GCP. The Company also offers this service to clients to assess their own trials.

CLIENTS AND MARKETING

     The Company has provided services to 12 of the world's largest 20 pharmaceutical companies, as ranked by 1996 research and development spending. During 1996, the Company provided services under approximately 62 contracts to approximately 19 clients.

     During 1996 and the first six months of 1997, revenues from G.D. Searle & Co. accounted for approximately 48% and 64%, respectively, of the Company's net revenues. Other Company clients have, from time to time, accounted for more than 10% of the Company's net revenues, with revenues from The Procter & Gamble Company and Amgen, Inc. accounting for approximately 19% and 13%, respectively, of the Company's net revenues in 1996 and revenues from The Procter & Gamble Company accounting for approximately 13% of the Company's net revenues for the first six months of 1997. In addition, as of June 30, 1997, G.D. Searle & Co. accounted for $13.9 million, or approximately 54%, of the Company's backlog. The CRO industry depends on the research and development efforts of the major pharmaceutical and biotechnology companies as major clients, and the Company believes that this dependence will continue. The loss of business from any of the Company's major clients could have a material adverse effect on the Company. See "Business -- Clients and Marketing." However, on a pro forma basis assuming consummation of the Acquisitions as of January 1, 1996, revenues from G.D. Searle & Co. would have accounted for approximately 19% and 36% of the Company's net revenues in 1996 and for the first six months of 1997, respectively, and no other client would have accounted for more than 10% of the Company's net revenues. Backlog, as of June, 1997, on a pro forma combined basis, was approximately $40.1 million.

     The Company has a new business development group made up of 3 components: sales, proposals and client services and corporate communications. The Company employs 16 individuals with responsibilities for the marketing and selling activities within the new business development group. Kendle's salespeople market to pharmaceutical and biotechnology firms and concentrate primarily on obtaining business from potential new clients. The Company's sales efforts helped to increase its non-G. D. Searle & Co. business from $3.6 million in net revenues in 1995 to $6.7 million in net revenue in 1996, an 86.9% increase.

     Since inception, U-Gene has served more than 100 clients, including 19 of the world's 20 largest pharmaceutical companies. gmi has served more than 80 clients, including 19 of the world's 20 largest pharmaceutical companies.

CONTRACTUAL ARRANGEMENTS

     Most of the Company's contracts are fixed price, with some variable components, and range in duration from a few months to several years. Generally, for multi-year contracts involving clinical trials, a portion of the contract fee is paid at the time the trial is initiated with the balance of the contract fee payable in installments over the trial duration. The installment payments are typically performance-based, relating payments to milestone events such as investigator recruitment, patient enrollment or delivery of databases. Most of the Company's contracts for the provision of its services are terminable by the client upon 30 days' notice. Clients terminate or delay contracts for a variety of reasons, including the failure of a product to satisfy safety requirements, unexpected or undesired clinical results, insufficient patient enrollment or investigator recruitment or production problems resulting in shortages of the drug. Although the contracts typically require payment of certain fees for winding down the study, the loss or delay of a large contract or the loss of multiple contracts could have a material adverse effect on the Company. See "Risk Factors -- Loss or Delay of Large Contracts" and "Risk Factors -- Fixed Price Nature of Contracts."

BACKLOG

     Backlog consists of anticipated net revenues from letter agreements or contracts that have been signed but not yet realized. Once contracted work begins, revenues generally are recognized over the life of the contract, which usually lasts for 12 months or more. In certain cases, the Company begins work for a client before a contract is signed. Backlog excludes anticipated net revenues from projects for which the Company has commenced work but for which the Company does not have a signed letter of intent or contract. Backlog for the Company at June 30, 1997 was approximately $26.0 million, as compared to approximately $10.2 million at June 30, 1996.

     At June 30, 1997, U-Gene's and gmi's backlog was approximately $8.4 million and $5.7 million, respectively.

     The Company believes that its backlog as of any date is not necessarily a meaningful predictor of future results. Clinical studies under contracts included in backlog are subject to delay or termination upon 30 days' notice by clients. See "Risk Factors-Loss or Delay of Large Contracts" and "Business -- Contractual Arrangements."

COMPETITION

     The Company primarily competes against in-house research and development departments of pharmaceutical and biotechnology companies, universities, teaching hospitals and other full-service CROs, many of which possess substantially greater capital, technical and other resources than the Company. CROs generally compete on the basis of previous experience, medical and scientific expertise in specific therapeutic areas, the quality of contract research, the ability to manage large-scale trials on a global basis, medical database management capabilities, the ability to provide statistical and regulatory services, the ability to recruit investigators, the ability to integrate information technology with systems to improve the efficiency of contract research, an international presence with strategically located facilities, financial viability and price.

     The CRO industry is highly fragmented with several hundred CROs ranging from small, limited-service providers to full-service, global drug development corporations. The Company's competitors include, among other companies, ClinTrials Research Inc., Covance, Inc., IBAH, Inc., PAREXEL International Corporation, Pharmaceutical Product Development, Inc. and Quintiles Transnational Corporation. See "Risk Factors -- Competition."

POTENTIAL LIABILITY AND INSURANCE

     The Company attempts to manage its risk of liability for personal injury or death to clinical trial participants from administration of products under study through measures such as contractual indemnification provisions with clients and through insurance maintained by clients. The contractual indemnifications generally do not protect the Company against certain of its own actions, such as negligence. The contractual arrangements are subject to negotiation with clients and the terms and scope of such indemnification vary from client to client and from trial to trial. Although most of the Company's clients are large, well-capitalized companies, the financial performance of these indemnities is not secured. Therefore, the Company bears the risk that an indemnifying party may not have the financial ability to fulfill its indemnification obligations. The Company could be materially adversely affected if it were required to pay damages or incur defense costs in connection with a claim that is beyond the scope of an indemnity provision or beyond the scope or level of insurance coverage maintained by the client or where the indemnifying party does not fulfill its indemnification obligations. The Company does not currently maintain liability insurance with respect to these risks. U-Gene carries professional liability insurance in connection with its Phase I facility to protect it from the risk of professional malpractice of Phase I medical care providers. See "Risk Factors -- Potential Liability from Risks of Conducting Clinical Trials."

GOVERNMENT REGULATION

     Before a new drug is marketed, it must undergo extensive testing and regulatory review in order to determine that it is safe and effective. The development process consists of two stages: preclinical and clinical. The first stage is the preclinical research, in which the new drug is tested in vitro (test tube) and in animals, generally over a one-to-three-year period, in order to determine the basic biological activity and safety of the drug. If the drug is perceived to be safe for human testing, the drug then undergoes a series of clinical tests in humans. During the clinical stage, one of the most time consuming and expensive parts of the drug development process, the drug undergoes a series of tests in humans, including healthy volunteers and patients with the targeted disease or condition.

     The services provided by the Company are ultimately subject to FDA regulation in the United States and comparable agencies in other countries, although the level of applicable regulation in other countries is generally less comprehensive than the regulation present in the United States.

     Prior to commencing human clinical trials in the United States, the sponsor must file an Investigational New Drug ("IND") application with the FDA. In order to receive IND status, the sponsor of the new drug must provide available manufacturing data, pre-clinical data, information about any use of the drug in humans in other countries or in the United States for other purposes, and a detailed plan for the conduct of the proposed clinical trials. The design of these trials, also referred to as the study protocols, is essential to the success of the drug development effort because the protocols must correctly anticipate the nature of the data to be generated and results that the FDA will require before approving the drug. In the absence of any FDA comments within 30 days after the IND filing, human clinical trials may begin.

     Although there is no statutory definition of the structure or design of clinical trials, human trials usually start on a small scale to assess safety and then expand to larger trials to test efficacy. These trials are usually grouped into the following three phases, with multiple trials generally conducted within each phase:

     - Phase I. Phase I trials involve testing the drug on a limited number of healthy individuals, typically 20 to 80 people, to determine the drug's basic safety data relating to tolerance, absorption, metabolization and excretion as well as other pharmacological indications and actions. This phase lasts an average of six months to one year.

     - Phase II. Phase II trials involve testing a small number of patients, typically 100 to 200 people who suffer from the targeted disease or condition, to determine the drug's effectiveness and dose response relationship. This phase lasts an average of one to two years.

     - Phase III. Phase III trials involve testing large numbers of patients, typically several hundred to several thousand people, to verify efficacy on a large scale as well as long-term safety. These trials involve numerous sites and generally last two to three years.

     After the successful completion of all three clinical phases, the sponsor of a new drug in the United States submits an NDA to the FDA requesting that the product be approved for marketing. The NDA is a comprehensive, multi-volume filing that includes, among other things, the results of all pre-clinical and clinical studies, information about the drug's composition and the sponsor's plans for producing, packaging and labeling the drug. In addition, while the FDA does not use price as a criterion for approving a new drug, advisory panels of scientists that help the FDA evaluate new types of therapies have started taking cost into consideration. The FDA's review of an NDA can last from a few months, for drugs related to life threatening circumstances, to many years, with the average review lasting two and one-half years. Drugs that successfully complete this review may be marketed in the United States, subject to the conditions imposed by the FDA.

     - Phase IV. As a condition to its approval of a drug, the FDA may require that a sponsor conduct additional clinical trials following receipt of NDA approval to monitor long-term risks and benefits, study different dosage levels, or evaluate different safety and efficacy parameters in target patient populations. In recent years the FDA has increased its reliance on these trials, known as Phase IV trials, which allow new drugs that show early promise to reach patients without the delay associated with the conventional review process. Phase IV trials usually involve thousands of patients.

     The industry standard for the conduct of clinical research and development studies is embodied in the regulations for GCP. Although GCP has not been formally adopted by the FDA nor, with certain exceptions, by similar regulatory authorities in other countries, certain provisions of GCP have been included in FDA regulations. As a matter of practice, the FDA and many other regulatory authorities require that test results submitted to such authorities be based on studies conducted in accordance with GCP. These regulations include: (i) complying with FDA regulations governing the selection of qualified investigators; (ii) obtaining specific written commitments from the investigators; (iii) verifying that patient informed consent is obtained; (iv) monitoring the validity and accuracy of data; (v) verifying drug or device accountability; and (vi) instructing investigators to maintain records and reports. The Company must also maintain reports for each study for specified periods for inspection by the study sponsor and the FDA during audits. Non-compliance with GCP can result in the disqualification of data collected during the clinical trial.

INTELLECTUAL PROPERTY

     Kendle has developed certain computer software and related methodologies that the Company has sought to protect through a combination of contracts, copyrights and trade secrets. However, the Company would not consider the loss of exclusive rights to any of this software or methodology to be material to the Company's business.

EMPLOYEES

     At June 30, 1997, the Company had 298 full-time employees, approximately 16 of whom hold Ph.D., M.D., Pharm.D. or N.D. degrees. The Company's performance depends on its ability to attract, develop, motivate and retain qualified professional, scientific and technical staff. There is significant competition for employees with the skills required to perform the services offered by the Company from other CROs as well as from the in-house research departments of pharmaceutical and biotechnology companies and other enterprises. None of the Company's employees are covered by a collective bargaining agreement. The Company has never experienced any work stoppages or slowdowns and considers its relationship with its employees to be good. At June 30, 1997, U-Gene and gmi had 112 and 58 full-time employees, respectively.

FACILITIES

     The Company leases all of its facilities. The Company's principal executive offices are located in Cincinnati, Ohio, where it leases approximately 55,000 square feet under a lease expiring in May 2006. The lease requires annual base rentals of approximately $775,000 increasing to approximately $970,000 by May

2006. The Company also maintains offices in Chicago, Illinois, Los Angeles, California, and Princeton, New Jersey.

     U-Gene leases facilities at two sites in Utrecht. Leased space totals approximately 24,000 square feet, under operating leases expiring in December 1997 and November 1998. The latter operating lease, for U-Gene's main premises, calls for annual base rental of $232,000 (excluding value added tax). U-Gene also maintains offices in London, England and Milan, Italy. gmi leases its facility in Munich. Leased space totals approximately 9,000 square feet with the lease expiring in March 2001.

     Kendle's facilities and those of U-Gene and gmi are well maintained and suitable for their current and reasonably foreseeable uses.

LITIGATION

     On July 16, 1997, Kendle received a letter from Collaborative. The letter communicated Collaborative's intention to commence legal action in the Netherlands against U-Gene for damages of at least $1,250,000 based upon an alleged breach by U-Gene and its former shareholders of a February 7, 1997 letter of intent relating to a proposed acquisition of U-Gene by Collaborative. As of August 13, 1997, U-Gene management indicated that U-Gene had not, to their knowledge, been served with papers with respect to any such legal action by Collaborative.

     Kendle believes that U-Gene has meritorious defenses to Collaborative's claims. Even if there were to be an outcome adverse to U-Gene in any such legal action, Kendle believes that such outcome would not have a material effect on its financial position or results of operations because, among other things, claims of this nature are the subject of an indemnification from the former U-Gene shareholders that is secured, in part, by a bank guarantee.

     The July 16, 1997 letter further alleges that Kendle may have engaged in improper conduct in its acquisition of U-Gene by tortiously interfering with Collaborative's relationship with U-Gene under the February 7, 1997 letter of intent. Kendle does not believe that it engaged in any improper conduct that would result in liability to Collaborative and has communicated this belief to Collaborative. A second letter from Collaborative dated July 25, 1997 requested that Kendle provide documentary support for its position. Certain information has been provided to Collaborative in response to that request.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The executive officers, directors and other key employees of the Company as of June 30, 1997 are as follows:

                NAME                     AGE                          POSITION
-------------------------------------    ---     --------------------------------------------------
Candace Kendle Bryan, Pharm.D.(1)....    50      Chairman of the Board and Chief Executive Officer
Christopher C. Bergen(2).............    47      President, Chief Operating Officer, Secretary and
                                                 Member, Board of Directors
Timothy M. Mooney....................    49      Vice President -- Finance, Chief Financial
                                                 Officer, Treasurer and Member, Board of Directors
Philip E. Beekman(1)(2)..............    65      Member, Board of Directors
Charles A. Sanders, M.D.(1)(2).......    65      Member, Board of Directors
Michael F. Bayer.....................    49      Director, Clinical Services
Peter F. Djuric, Pharm.D.............    48      Director, Clinical Research
Ann Hagen, M.D.......................    40      Director, Safety Surveillance
Jere M. Hardy........................    53      Director, Clinical Data Management
Lois B. Rosenberger, Ph.D............    47      Director, Regulatory Affairs
Stephen G. Scheurer..................    48      Director, Human Resources
William K. Sietsema, Ph.D............    41      Director, Clinical Research
Mandyam K. Srirama, Ph.D.............    64      Director, Biostatistics
Gary M. Wedig........................    47      Director, Information Technology

---------------

(1) Member of Compensation Committee

(2) Member of Audit Committee


     CANDACE KENDLE BRYAN, PHARM. D., co-founded the Company in 1981 and has served as Chief Executive Officer and as a director of Kendle since its incorporation and has been Chairman of the Board since 1991. From 1979-1981, Dr. Bryan served as Clinical Associate Professor of Pediatrics at University of Pennsylvania School of Medicine; Clinical Assistant Professor at Philadelphia College of Pharmacy and Sciences and Director, Department of Pharmacy, The Children's Hospital of Philadelphia. From 1974 to 1978, Dr. Bryan served in a variety of positions at the University of North Carolina School of Pharmacy and School of Medicine. Dr. Bryan has published more than 15 scientific articles. Dr. Bryan is the wife of Christopher C. Bergen, President and Chief Operating Officer of the Company.


     CHRISTOPHER C. BERGEN co-founded the Company in 1981 and has served as President and Chief Operating Officer of Kendle since 1981 and has served as a director of the Company since its incorporation. From 1977 through 1981, Mr. Bergen served in various capacities at The Children's Hospital of Philadelphia, most recently as Associate Vice President. Mr. Bergen is the husband of Candace Kendle Bryan, Chief Executive Officer of the Company.

     TIMOTHY M. MOONEY joined the Company in May 1996 and was elected to the Board of Directors in January 1997. Prior to joining Kendle as Vice
President -- Finance, Chief Financial Officer and Treasurer, Mr. Mooney was the Vice President, Chief Financial Officer and Treasurer of The Future Now, Inc., a computer reseller. From May 1988 to July 1994, Mr. Mooney served as Senior Vice President and Chief Financial Officer of Hook-SupeRx, Inc., a retail drugstore chain. Mr. Mooney was previously a partner with Coopers & Lybrand L.L.P. Mr. Mooney serves as a director of Winton Financial Corporation, a unitary savings and loan holding company.

     PHILIP E. BEEKMAN was elected a member of the Board of Directors of the Company in January 1997. Mr. Beekman is the President of Owl Hollow Enterprises, a consulting and investment company. Prior to July 1994, Mr. Beekman served as Chairman of the Board and Chief Executive Officer of Hook-SupeRx, Inc. Mr. Beekman is a director of Fisher Scientific Inc., a provider of scientific products and services; MAFCO, Inc., a tobacco products company; the National Association of Chain Drug Stores; General Chemical Group Inc., a supplier of soda ash and other chemicals; B.T. Office Products International, a distributor of commercial office supply products; Linens 'N Things, a retail chain of home furnishings; the Ladies Professional Golf Association, and the National Organization on Disability.

     CHARLES A. SANDERS, M.D., was elected a member of the Board of Directors of the Company in January 1997. From 1989 to 1994, Dr. Sanders was Chief Executive Officer of Glaxo Inc., and he served as Chairman of that company from 1992 to 1995. Prior to joining Glaxo Inc., Dr. Sanders spent eight years with Squibb Corp. where he held a number of senior positions including Vice Chairman. Previously, Dr. Sanders was general director of Massachusetts General Hospital and Professor of Medicine at Harvard Medical School. He is currently a member of the Institute of Medicine of the National Academy of Sciences, a trustee of the University of North Carolina at Chapel Hill, chairman of Project HOPE and chairman of the Commonwealth Fund. Dr. Sanders serves as a director of Magainin Pharmaceuticals, Inc., a biopharmaceutical company engaged in the development of medicines for serious diseases; Vertex Pharmaceuticals Incorporated, a company engaged in the development of small molecule pharmaceuticals for the treatment of diseases; and StaffMark, Inc., a provider of diversified staffing services to businesses, healthcare providers and government agencies.

     MICHAEL F. BAYER joined Kendle in 1993 as Assistant Director, Clinical Research and has served as Director, Clinical Services since 1994. From 1973 to 1993, Mr. Bayer served in several capacities at Marion Merrell Dow Pharmaceuticals, Inc., most recently as Manager, Global Product
Safety/International.

     PETER E. DJURIC, PHARM. D., joined Kendle in 1991 as Assistant Director, Clinical Research and has served as Director, Clinical Research since December 1995. Dr. Djuric is responsible for physical and resource management of large trials and antiarrhythmia compounds as well as the development of new business in the cardiovascular area.


     ANN HAGEN, M.D., joined Kendle as Medical Director/Safety Officer in April 1992 and currently serves as Director, Safety Surveillance. Her responsibilities include reporting and handling of all serious and nonserious adverse safety experiences. Prior to joining Kendle, Dr. Hagen spent six years with Marion Merrell Dow Inc. where she held various positions including: Site Director, Global Epidemiology Group, Product Safety Assurance; Manager, Clinical Affairs, Clinical and Medical Research; Associate Project Director, Phase II Cardiovascular Group, Medical Research; Manager, Medical Drug Experience Surveillance Center, Global Medical Services; and Associate Group Director, Medical Drug Experience Surveillance Center, Medical Directions and Global Medical Services.


     JERE M. HARDY, joined Kendle in July 1994 as Director, Clinical Data Management. He has over 20 years of experience in the pharmaceutical industry. From June 1990 through June 1994, he served as Director, Special Projects at SmithKline Beecham where he provided management and technical support for Clinical Research and Development computing activities with emphasis on new technologies. He was also responsible for the development and global coordination of the implementation of strategic software systems in support of Clinical Data Management worldwide.

     LOIS B. ROSENBERGER, PH.D., joined Kendle as Director, Regulatory Affairs in September 1996. She has over 20 years of cardiovascular research experience in both academia and the pharmaceutical industry. From April 1996 to August 1996, she served as President, Comprehensive Regulatory Compliance, Inc., a provider of consulting services in global regulatory affairs. From November 1994 to March 1996, she served as Director, Regulatory Affairs/Safety for Medisorp Technologies International, L.P. where she was responsible for all compliance issues. From September 1991 to March 1994, she held various positions at The Procter & Gamble Company most recently as Section Head, Regulatory Affairs.

     STEPHEN G. SCHEURER joined Kendle in February 1997 as the Director, Human Resources. He has over 18 years of human resources experience primarily in the professional/financial services and retail industries. Prior to joining Kendle, Mr. Scheurer served as the Vice President Human Resources for Western-Southern Life Insurance Company from April 1995 to February 1997. From 1988 to 1995, Mr. Scheurer held various human resource positions with Lazarus Department Stores, a division of Federated and from 1984 and 1988 Mr. Scheurer was personnel manager for Coopers & Lybrand L.L.P.

     WILLIAM K. SIETSEMA, PH.D., joined Kendle as Assistant Director, Clinical Research in January 1996 after 12 years in various clinical positions at The Procter & Gamble Company. His most recent position was Section Head, Bone Research. He is an expert in bone therapeutics, histology, histomorphometry and biomechanics. Dr. Sietsema is currently Director, Clinical Research. His responsibilities include project management and new business development in the skeletal disease and inflammation area.

     MANDYAM K. SRIRAMA, PH.D., joined Kendle as Director of Biostatistics in January 1995. Dr. Srirama has over 26 years of experience in all biostatistical aspects of clinical trials. From 1977 to 1994, he was employed at the Parke-Davis Pharmaceuticals Research Division of Warner-Lambert, where his most recent position was Director, Biometrics. Prior to such position, he held various positions in the statistics and biometrics areas at Warner-Lambert. He is an expert in design, statistical monitoring and analysis of clinical trials. His therapeutic areas of experience include: central nervous system (Alzheimer's disease, epilepsy, depression), gastrointestinal, anti-inflammatory (NSAID), endocrine (reproductive), anti infective, and dermatologics.

     GARY M. WEDIG, joined Kendle as Director, Information Technology in September 1995, after 15 years in developing and managing various information systems functions supporting pharmaceutical research and development. From 1977 to 1995, he held various positions at Marion Merrell Dow Inc., most recently as Director, Information Systems Services, in which capacity he provided management and technical support for Information Systems, Research and Development for Global Systems & Quality Improvement.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Following the Offering, the Company's Compensation Committee, composed of Mr. Beekman (Chairman), Dr. Bryan and Dr. Sanders, will determine the compensation of the Company's executive officers and will administer the 1997 Stock Option and Stock Incentive Plan. See "Certain Transactions."

EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning the compensation paid or accrued by the Company for services rendered in 1996 for the Company's Chief Executive Officer and each of the Company's executive officers whose total salary and bonus exceeded $100,000 during 1996.

                                                               ANNUAL COMPENSATION
                                               ---------------------------------------------------
                                                                                    OTHER ANNUAL
           NAME AND PRINCIPAL POSITION         FISCAL YEAR     SALARY     BONUS    COMPENSATION(1)
    -----------------------------------------  -----------    --------    -----    ---------------
    Dr. Candace Kendle Bryan, Chief Executive
      Officer................................      1996       $122,400      0          $ 3,773
    Christopher C. Bergen, President.........      1996        122,400      0

---------------

(1) Other annual compensation represents club membership dues.

PROTECTIVE COMPENSATION ARRANGEMENTS

     The Company maintains Protective Compensation and Benefit Agreements with 19 employees, including Dr. Bryan and Mr. Bergen. These agreements expire December 31, 1999 and the term of these agreements will be automatically extended in one year increments, subject to review and approval by the Board of Directors. On the first anniversary of the agreements and with each anniversary thereafter, unless notice of intent not to so extend any agreement is given by either party at least 60 days before such anniversary date, the agreements will continue in effect for an additional year. If a Change of Control (as defined in the agreements) occurs while the agreement is in effect, such agreement shall not expire before the second anniversary of the Change of Control. The agreements are intended, in the event of a Change of Control, to induce key personnel to remain in the employment of the Company.

     In the event of a Change of Control, the agreements provide that if the covered individual is terminated from employment by the Company within 24 months following the Change of Control (except for Death, Disability or Cause, each as defined in the agreements) or if the individual resigns for Good Reason (as defined in the agreements) within 12 months following the Change of Control, the Company, in addition to those payments to which the individual is otherwise entitled pursuant to the terms of the Company's benefit plans (other than any severance pay), will pay to the individual Change of Control Compensation (as defined in the agreements).

     The Change of Control Compensation includes (i) a lump sum cash payment in an amount equal to two times the individual's annual compensation (base salary and bonus) in effect immediately prior to his or her termination of employment or the date of the Change of Control, if greater, and (ii) benefit continuation for a period of two years. The agreements also provide that the Company shall be required to make an additional payment to each covered individual to compensate for the effect of any excise tax under Section 4999 of the Internal Revenue Code that may be imposed on the Change of Control Compensation and any other payments received by the individual. At July 15, 1997, the total cost to the Company, for Dr. Bryan and Mr. Bergen, assuming each became entitled to Change of Control Compensation as of that date, would be approximately $670,000 excluding payment for excise taxes, if any. The total cost to the Company for other employees covered by these agreements, assuming each such individual is entitled to Change of Control Compensation as of that date, would be approximately $3,522,000, excluding payment for excise taxes, if any.

     The Company also intends to adopt a bonus plan under which each Company employee may be eligible for merit-based bonuses up to 100% of her or his base salary.

PROFIT SHARING AND 401(K) PLAN

     The Company has a profit sharing and 401(k) plan covering substantially all full-time employees. Under the plan, an employee must complete one year of service and attain the age of 18 to be eligible to participate in the plan. To satisfy the required period of service, an employee must complete at least 1,000 hours of service during a consecutive twelve month period. Eligible employees may elect to have between 1% and 15% of their before-tax pay contributed to the plan. The Company's contribution under the profit sharing provision is determined annually by the Board of Directors. The Company made no profit sharing contribution in 1994, 1995 or 1996.

STOCK-BASED INCENTIVES

     The Company's 1997 Stock Option and Stock Incentive Plan (the "Plan") provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights ("SARs"), restricted stock awards, unrestricted stock awards and performance unit awards with respect to up to 1,000,000 shares of Common Stock. The Plan also provides for the grant of options to purchase shares of Common Stock by non-employee directors of Kendle.

     Options, SARs and restricted stock awards may be granted to any employee of Kendle, or any advisor or consultant to Kendle. Incentive stock options can only be granted to Kendle employees. The Plan will be administered by the Compensation Committee, consisting of not less than three members of the Board of Directors. The Plan provides that all exercise prices for options must equal at least 95% of market value of the Common Stock on the date of grant. A SAR entitles the grantee to receive upon exercise cash equal to the excess of the fair market value of the shares of Common Stock covered by the SAR at the time of exercise over a base price which shall be established by the Committee in connection with a particular grant of SARs. Both Options and SARs expire ten years after the date of grant, though the Committee can provide for a shorter term for a particular grant. The Compensation Committee has broad discretion in delineating the terms of the grant of awards under the Plan, subject to the restrictions outlined above.

     The Company will grant options to purchase approximately 250,000 shares concurrently with the closing of the Offering at the initial public offering price to certain employees, including options for approximately 6,000 shares to certain executive officers.

     The Company has outstanding options granted in 1995, 1996, and 1997 for ten year periods under the 1995 Stock Option and Stock Incentive Plan to a total of 37 employees for the purchase of an aggregate of 747,009 shares of Common Stock at prices ranging from $0.91 to $2.01. Of these options, 40,588 are immediately exercisable (as of June 30, 1997) at prices ranging from $0.91 to 1.21 per share, while 329,449 options at prices ranging from $0.91 to $1.21 become immediately exercisable upon the consummation of the Offering. Neither Dr. Bryan nor Mr. Bergen hold any options.

COMPENSATION OF DIRECTORS

     Non-employee members of the Board of Directors will receive $1,000 for each meeting of the Board of Directors held. Meeting fees will be paid quarterly, in arrears, in shares of Common Stock pursuant to the terms of the 1997 Directors' Compensation Plan. The Common Stock issued under such plan will be valued based on the average of the closing price of the Common Stock on the Nasdaq National Market for the ten immediately preceding trading days.

     Each non-employee director will also receive a ten year option to purchase 10,000 shares of Common Stock concurrently with the closing of the Offering at the initial public offering price, and ten year options to purchase Common Stock at fair market value on the date of grant to the extent of 5,000 shares on the next annual election to the Board and 1,000 shares on each subsequent election.

                              CERTAIN TRANSACTIONS

     The Company made payments in 1996 and for the first six months of 1997 of approximately $97,500 and $185,900, respectively, to a construction company owned by a relative of Dr. Bryan for construction and renovations at its principal executive offices. Such work is continuing. Management believes that payments to the construction company are on terms no less favorable then those that could have been negotiated with unaffiliated third parties.

     Immediately prior to the Offering, the Company will terminate its S corporation status. See "Termination of S Corporation Status." In connection with such termination, the former shareholders of the S corporation, consisting of Dr. Bryan, Mr. Bergen, a trust for the benefit of their children, and Dr. Bryan's mother, will receive payments totaling $700,000.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Stock, and as adjusted to reflect the sale of the shares offered hereby for: (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) each of the Company's executive officers and directors; (iii) all directors and executive officers of the Company as a group; and (iv) each Selling Shareholder. The Company believes that each person or entity named below has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such holder, subject to community property laws where applicable. The Selling Shareholders will bear none of the expenses of the Offering other than the underwriting commissions applicable to the shares to be sold by them.

                                                     BENEFICIAL
                                                      OWNERSHIP                           BENEFICIAL
                                                      PRIOR TO                             OWNERSHIP
                                                     OFFERING(1)        SHARES TO      AFTER OFFERING(1)
                                                 -------------------     BE SOLD      -------------------
                                                 NUMBER OF               IN THIS      NUMBER OF
                     NAME                         SHARES     PERCENT   OFFERING(1)     SHARES     PERCENT
-----------------------------------------------  ---------   -------   ------------   ---------   -------
Dr. Candace Kendle Bryan (2)(3)................  1,706,740     46.8       338,024     1,368,716     19.5
Christopher C. Bergen (2)(3)...................  1,322,760     36.2       261,976     1,060,784     15.1
Kendle Stock Trust(2)..........................    620,500     17.0                     620,500      8.8
Timothy M. Mooney(4)...........................     27,010        *                     135,050      1.9
All executive officers and directors as a group
  (3 persons)(5)...............................  3,056,510     83.1       600,000     2,564,550     35.9

---------------
* less than 1%.

(1) Applicable percentage of ownership prior to this Offering is based upon 3,650,000 shares of Common Stock outstanding as of June 30, 1997. Applicable percentage ownership after the Offering includes an additional 3,000,000 shares of Common Stock which are being included for sale by the Company in the Offering as well as the Warrants issued in conjunction with the U-Gene Acquisition (153,738 shares) and 213,750 shares of the Company's Common Stock to be issued in connection with the gmi Acquisition (based on an assumed initial public offering price of $13 per share). Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to the shares shown as beneficially owned. Shares of Common Stock subject to options currently exercisable or exercisable on or before June 30, 1997 are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.

(2) Beneficial ownership for Dr. Bryan and Mr. Bergen does not include 620,500 shares held in trust by the Kendle Stock Trust, under which Dr. Bryan's and Mr. Bergen's children are beneficiaries. Neither Dr. Bryan nor Mr. Bergen have any voting or dispositive power with respect to these shares. Such powers are held by a trust committee composed of William J. Keating, Jr., Kendle Bryan and Mark Brettschneider. Mr. Keating is a partner of Keating, Muething & Klekamp, P.L.L., counsel to Kendle.

(3) Individual is considered a Selling Shareholder.

(4) Represents currently outstanding exercisable stock options for the purchase of shares of Common Stock, of which 108,040 options will immediately vest upon the Offering.

(5) Includes outstanding exercisable stock options for the purchase of shares of Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 15,000,000 shares of Common Stock, without par value, and 100,000 shares of undesignated preferred stock. The following description is a summary and is qualified in its entirety by the provisions of the Company's proposed Amended Articles of Incorporation and Code of Regulations and by provisions of Ohio law.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Shareholders do not have the right to cumulate their votes in the election of directors. Subject to preferences granted to holders of preferred stock, holders of Common Stock are entitled to share in such dividends as the Board of Directors, in its discretion, may validly declare from funds legally available. In the event of liquidation, each outstanding share of Common Stock entitles its holder to participate ratably in the assets remaining after payment of liabilities and any preferred stock liquidation preferences. See "Dividend Policy." Shareholders have no preemptive or other rights to subscribe for or purchase additional shares of any class of stock or any other securities of the Company. There are no redemption or sinking fund provisions with regard to the Common Stock. All outstanding shares of Common Stock are fully paid, validly issued and non-assessable. The affirmative vote of a majority of all outstanding shares of Common Stock is required to amend the Articles of Incorporation and to approve mergers, reorganizations and similar transactions.

PREFERRED STOCK

     The Company has authorized 100,000 shares of preferred stock which may be issued from time to time in series having such designated preferences and rights, qualifications and limitations as the Board of Directors may determine without any approval of shareholders. Preferred stock could be given rights which would adversely affect the equity of holders of Common Stock and could have preference over Common Stock with respect to dividend and liquidation rights. The preferred stock could have the effect of acting as an anti-takeover device to prevent a change of control of the Company.

PROVISIONS AFFECTING BUSINESS COMBINATIONS

     Chapter 1704 of the Ohio Revised Code may be viewed as having an anti-takeover effect. This statute, in general, prohibits an "issuing public corporation" (the definition of which would include the Company) from entering into a "Chapter 1704 Transaction" with the beneficial owner (or affiliates of such beneficial owner) of 10% or more of the outstanding shares of the corporation (an "interested shareholder") for at least three years following the date on which the interested shareholder attains such 10% ownership, unless the board of directors of the corporation approves, prior to such person becoming an interested shareholder, either the transaction or the acquisition of shares resulting in a 10% ownership. A "Chapter 1704 Transaction" is broadly defined to include, among other things, a merger or consolidation with, a sale of substantial assets to, or the receipt of a loan, guaranty or other financial benefit (which is not proportionately received by all shareholders) from, the interested shareholder. Following the expiration of such three-year period, a Chapter 1704 Transaction with the interested shareholder is permitted only if either: (i) the transaction is approved by the holders of at least two-thirds of the voting power of the corporation (or such different proportion as is set forth in the corporation's articles of incorporation), including a majority of the outstanding shares, excluding those owned by the interested shareholder; or
(ii) the business combination results in the shareholders other than the interested shareholder receiving a prescribed "fair price" for their shares. One significant effect of Chapter 1704 is to cause a person or entity desiring to become an interested shareholder to negotiate with the board of directors of a corporation prior to becoming an interested shareholder.

     In addition, Section 1707.043 of the Ohio Revised Code requires a person or entity that makes a proposal to acquire the control of a corporation to repay to that corporation any profits made from trades in the corporation's stock within 18 months after making the control proposal.

     While the Company believes that these provisions are in its best interests, potential shareholders should be aware that such provisions could be disadvantageous to them because the overall effect of these statutes may be to render more difficult or to discourage the removal of incumbent management or the assumption of effective control by other persons.

LIABILITY OF DIRECTORS AND EXECUTIVE OFFICERS

     Under Ohio law, shareholders are entitled to bring suit, generally in an action on behalf of the corporation, to recover damages caused by breaches of the duty of care and the duty of loyalty owed to a corporation and its shareholders by directors and, to a certain extent, executive officers. Ohio law has codified the traditional business judgement rule. Ohio law provides that the business judgement presumption of good faith may only be overcome by clear and convincing evidence, rather than the preponderance of the evidence standard applicable in most states.

     Further, Ohio law provides specific statutory authority for directors to consider, in addition to the interests of the corporation's shareholders, other factors such as the interests of the corporation's employees, suppliers, creditors and customers; the economy of the state and the nation; community and societal considerations; the long-term and short-term interests of the corporation and the shareholders; and the possibility that these interests may be best served by the continued independence of the corporation.

     Directors of Ohio corporations are, unless the corporation's articles or regulations otherwise provide, liable to the corporation for money damages for actions taken or failed to be taken as a director only if it is proven by clear and convincing evidence that the act or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or reckless disregard for the best interests of the corporation.

     Kendle's Code of Regulations provides that the Company shall indemnify directors and officers to the fullest extent provided by Ohio law and shall advance to officers and directors under certain circumstances funds for expenses and liabilities incurred in connection with defending pending or threatened suits.

TRANSFER AGENT AND REGISTRAR

     The registrar and transfer agent for the Company's Common Stock is The Fifth Third Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have outstanding 7,346,937 shares of Common Stock, including Warrants issued in the U-Gene Acquisition and shares to be issued to shareholders of gmi in connection with the gmi Acquisition. On the date of this Prospectus, the 3,600,000 shares offered hereby will be eligible for sale in the public market without restriction. Beginning 90 days later, approximately 3,050,000 shares previously outstanding will become eligible for sale under Rule 144. The 3,031,020 previously outstanding shares are subject to "lock-up" agreements between the Underwriters and the holders of such shares which will expire 180 days after the date of this Prospectus (or earlier if the Underwriters agree to release shares from the "lock-up" agreements). If the shares are held by an affiliate of the Company, the sale is subject to the availability of current public information about the Company, the sale must be made in a "broker's transaction" or transaction directly with a market maker for the Common Stock, the seller must file a notice on Form 144 prior to the sale, and the number of shares sold by the seller in any three-month period must not exceed the greater of 1% of the then-outstanding shares of the Common Stock (approximately 6,980,000 shares immediately after the Offering) or the average weekly trading volume during the four calendar weeks immediately preceding the date on which the required notice is filed with the Securities and Exchange Commission.


     Approximately 367,000 shares will be eligible for sale outside the United States under Regulation S one year after the date of this Prospectus. Regulation S applies to public sales of restricted shares outside of the United States. Secondary sales of such shares may be made provided that such sales are made in offshore transactions (where the offer is made outside the United States and either the buyer is or is reasonably believed to be abroad or the transaction is executed in, on or through certain offshore securities markets) and that such sales are not accompanied by directed selling efforts in the United States by the seller, an affiliate of the seller or any person acting on their behalf.

     The Company intends to file a registration statement on Form S-8 under the Securities Act to register 1,000,000 shares of Common Stock reserved for issuance under the 1997 Stock Option and Incentive Plan. See
"Management -- Stock Incentive Plan." Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with the Company or the lock-up agreements described above. In conjunction with the closing of the Offering, the Company will grant options to purchase 6,000 shares under the Plan to certain key employees and 10,000 options to purchase 10,000 shares to each non-employee director.

     Prior to the Offering, there has been no public market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock. Furthermore, since certain contractual and legal restrictions on resale described below restrict the ability of the Company and current shareholders of the Company from selling shares of Common Stock, sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

                                  UNDERWRITING

     The underwriters of the Offering named below (the "Underwriters"), for whom Lehman Brothers Inc. and J.C. Bradford & Co. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which the Prospectus is a part, to purchase from the Company, the aggregate number of shares of Common Stock set forth opposite their respective names below:

                                                                                       NUMBER
                                   UNDERWRITERS                                      OF SHARES
-----------------------------------------------------------------------------------  ----------
Lehman Brothers Inc................................................................
J.C. Bradford & Co.................................................................
                Total..............................................................

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions, and that, if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all of the shares of Common Stock agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement (other than those covered by the over-allotment option described below), must be so purchased.

     The Company and the Selling Shareholders have been advised that the underwriters propose to offer the shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of the Prospectus, and to certain selected dealers (who may include the Underwriters) at such public offering price less a selling concession not in excess of
$          per share. The Underwriters may allow, and such dealers may reallow a
concession not in excess of $          per share to certain brokers and dealers.
After the initial public offering, the public offering price, the concession to selected dealers and the reallowance may be changed by the Representatives.

     The Company and the Selling Shareholders have granted to the Underwriters an option to purchase up to an additional 540,000 shares of Common Stock at the public offering price, less the aggregate underwriting discounts and commissions shown on the cover page of the Prospectus, solely to cover over-allotments, if any. The option may be exercised at any time up to 30 days after the date of the Underwriting Agreement. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     The Company has agreed that, without the prior written consent of the Representatives, it will not, subject to certain limited exceptions, directly or indirectly, offer, sell, contract to sell or otherwise issue or dispose of any shares of Common Stock or any other capital stock of the Company for 180 days after the date of the Prospectus. All of the shareholders of the Company, including the Selling Shareholders, have agreed that, without the prior written consent of the Representatives, they will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any other capital stock of the Company for a period of 180 days after the date of the Prospectus.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Offering will be passed upon for the Company by Keating, Muething & Klekamp, P.L.L. and for the Underwriters by Kramer, Levin, Naftalis & Frankel, New York, New York.

                                    EXPERTS

     The balance sheets of the Company, U-Gene and gmi as of December 31, 1995 and 1996, and the statements of operations, shareholders' equity and cash flow for each of the three years in the period ended December 31, 1996 for the Company and each of the two years in the period ended December 31, 1996 for U-Gene and gmi included in this Prospectus have been included herein in reliance upon the reports of Coopers & Lybrand L.L.P. as relates to the Company, Coopers & Lybrand N.V. (The Netherlands) as relates to U-Gene, and Coopers & Lybrand GmbH (Germany) as relates to gmi, independent accountants, given on the authority of those firms as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGES
                                                                                        -----
KENDLE INTERNATIONAL INC. FINANCIAL STATEMENTS
Report of Independent Accountants.....................................................   F-2
Consolidated Financial Statements:
  Consolidated Balance Sheets as of December 31, 1995 and 1996; and June 30, 1997
     (Unaudited)......................................................................   F-3
  Consolidated Statements of Operations for the years ended December 31, 1994, 1995
     and 1996; and for the six months ended June 30, 1996 and 1997 (Unaudited)........   F-4
  Consolidated Statements of Changes in Shareholders' Equity (Deficit) for the years ended December 31, 1994, 1995 and 1996; and for the six months ended June 30,
     1997 (Unaudited).................................................................   F-5
  Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1995
     and 1996; and for the six months ended June 30, 1996 and 1997 (Unaudited)........   F-6
Notes to Consolidated Financial Statements............................................   F-8
GMI GESELLSCHAFT FUR ANGEWANDTE MATHEMATIK UND INFORMATIK MBH FINANCIAL STATEMENTS
Report of Independent Accountants.....................................................   F-18
Financial Statements:
  Balance Sheets as of December 31, 1995 and 1996; and June 30, 1997 (Unaudited)......   F-19
  Statements of Operations for the years ended December 31, 1995 and 1996; and for the
     six months ended June 30, 1996 and 1997 (Unaudited)..............................   F-20
  Statements of Changes in Shareholders' Equity for the years ended December 31, 1995
     and 1996; and for the six months ended June 30, 1997 (Unaudited).................   F-21
  Statements of Cash Flows for the years ended December 31, 1995 and 1996; and for the
     six months ended June 30, 1996 and 1997 (Unaudited)..............................   F-22
Notes to Financial Statements.........................................................   F-23

U-GENE RESEARCH B.V. FINANCIAL STATEMENTS
Report of Independent Accountants.....................................................   F-26
Financial Statements:
  Consolidated Balance Sheets as of December 31, 1995 and 1996........................   F-27
  Consolidated Statements of Operations for the years ended December 31, 1995 and
     1996; and for the six months ended June 30, 1996 and 1997 (Unaudited)............   F-28
  Consolidated Statement of Changes in Shareholders' Equity for the years ended
     December 31, 1995 and 1996; and for the six months ended June 30, 1997
     (Unaudited)......................................................................   F-29
  Consolidated Statements of Cash Flows for the years ended December 31, 1995 and
     1996; and for the six months ended June 30, 1996 and 1997 (Unaudited)............   F-30
Notes to Consolidated Financial Statements............................................   F-31

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Kendle International Inc.

     We have audited the accompanying consolidated balance sheets of Kendle International Inc. (formerly Kendle Research Associates, Inc.) as of December 31, 1995 and 1996, and the related consolidated statements of operations, changes in shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kendle International Inc. as of December 31, 1995 and 1996 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.
Cincinnati, Ohio
March 21, 1997, except as to
  the information presented in Notes 10 and 11,

  for which the date is August 20, 1997.

KENDLE INTERNATIONAL INC.
(FORMERLY KENDLE RESEARCH ASSOCIATES, INC.)
CONSOLIDATED BALANCE SHEETS

                                                        DECEMBER 31,                             PRO FORMA
                                                  -------------------------      JUNE 30,         JUNE 30,
                                                     1995           1996           1997             1997
                                                  ----------     ----------     -----------     ------------
                                                                                                (UNAUDITED)
                                                                                                (NOTE 8)
ASSETS
Current assets:
  Cash and cash equivalents.....................  $   15,267     $2,047,476     $    21,096
  Accounts receivable...........................   1,655,289      3,583,210       9,729,407     $  9,729,407
  Unreimbursed investigator and project costs...      88,191        980,597       3,167,336        3,167,336
  Other current assets..........................      37,812         12,806         568,793          568,793
                                                  ----------     ----------      ----------       ----------
          Total current assets..................   1,796,559      6,624,089      13,486,632       13,465,536
                                                  ----------     ----------      ----------       ----------
Property and equipment:
  Furnishings, equipment and other..............     770,443      1,177,416       3,505,855        3,505,855
  Equipment under capital leases................     471,716      1,588,135       2,089,074        2,089,074
  Less: accumulated depreciation and
     amortization...............................    (617,008)      (930,550)     (1,234,765)      (1,234,765)
                                                  ----------     ----------      ----------       ----------
     Net property and equipment.................     625,151      1,835,001       4,360,164        4,360,164
                                                  ----------     ----------      ----------       ----------
Excess of purchase price over net assets
  acquired......................................                                 14,250,113       14,250,113
Other assets....................................       9,829        164,020       1,499,683        1,499,683
                                                  ----------     ----------      ----------       ----------
          Total assets..........................  $2,431,539     $8,623,110     $33,596,592     $ 33,575,496
                                                  ==========     ==========      ==========       ==========
  LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Notes payable.................................  $  320,000                    $   739,684     $    739,684
  Current portion of obligations under capital
     leases.....................................     129,265     $  360,203         328,059          328,059
  Amounts payable -- book overdraft.............                                  1,220,929        1,220,929
  Trade payables................................     253,550        913,371       3,357,636        3,357,636
  Dividends payable.............................                    250,000
  Advances against investigator and project
     costs......................................     723,016        776,565       1,360,075        1,360,075
  Advance billings..............................     397,235      4,303,809       5,126,211        5,126,211
  Accrued compensation and related payroll
     withholdings and taxes.....................      79,225        250,758         745,235          745,235
  Other accrued liabilities.....................      33,144         62,914         788,619          788,619
                                                  ----------     ----------      ----------       ----------
     Total current liabilities..................   1,935,435      6,917,620      13,666,448       13,666,448
                                                  ----------     ----------
Obligations under capital leases, less current
  portion.......................................     112,041        761,029       1,079,726        1,079,726
Pension obligation..............................                                    220,663          220,663
Senior debt.....................................                                 10,745,439       11,424,343
Subordinated debt...............................                                  3,500,000        3,500,000
Stock purchase warrants.........................                                  1,500,000        1,500,000
Note payable -- escrow agreement................                                  1,530,000        1,530,000
Deferred taxes..................................                                                      81,000
Deferred rent...................................      38,667
                                                  ----------     ----------      ----------       ----------
     Total liabilities..........................   2,086,143      7,678,649      32,242,276       33,002,180
                                                  ----------     ----------      ----------       ----------
Shareholders' equity:
  Preferred stock -- no par value; 100,000
     shares authorized; no shares issued and
     outstanding................................
  Common stock -- no par value; 15,000,000
     shares authorized; 3,650,000 shares issued
     and outstanding............................      75,000         75,000          75,000           75,000
  Additional paid-in capital....................     270,396        270,396         270,396          498,316
  Retained earnings.............................                    599,065       1,008,920
                                                  ----------     ----------      ----------       ----------
     Total shareholders' equity.................     345,396        944,461       1,354,316          573,316
                                                  ----------     ----------      ----------       ----------
          Total liabilities and shareholders'
            equity..............................  $2,431,539     $8,623,110     $33,596,592     $ 33,575,496
                                                  ==========     ==========      ==========       ==========


  The accompanying notes are an integral part of these consolidated financial statements.

KENDLE INTERNATIONAL INC.
(FORMERLY KENDLE RESEARCH ASSOCIATES, INC.)
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            FOR THE SIX MONTHS ENDED
                                  FOR THE YEAR ENDED DECEMBER 31,                   JUNE 30,
                             -----------------------------------------     --------------------------
                                1994           1995           1996            1996           1997
                             ----------     ----------     -----------     ----------     -----------
                                                                                  (UNAUDITED)
Net revenues...............  $4,431,160     $6,117,679     $12,959,054     $4,693,392     $13,171,711
                             ----------     ----------     -----------     ----------      ----------
Cost and expenses:
  Direct costs.............   2,759,901      3,563,849       8,176,375      3,175,505       7,347,086
  Selling, general and
     administrative........   1,067,396      1,775,613       3,277,931      1,017,491       4,024,224
  Depreciation and
     amortization..........     126,620        167,769         315,541         92,107         315,452
                             ----------     ----------     -----------     ----------      ----------
                              3,953,917      5,507,231      11,769,847      4,285,103      11,686,762
                             ----------     ----------     -----------     ----------      ----------
     Income from
       operations..........     477,243        610,448       1,189,207        408,289       1,484,949
                             ----------     ----------     -----------     ----------      ----------
Other income (expense):
  Interest income..........      23,644          6,276          14,746          4,694          13,256
  Interest expense.........     (42,609)       (69,361)        (65,127)       (30,291)        (71,224)
  Other....................                                     (4,470)          (323)         (8,778)
                             ----------     ----------     -----------     ----------      ----------
                                (18,965)       (63,085)        (54,851)       (25,920)        (66,746)
                             ----------     ----------     -----------     ----------      ----------
     Net income............  $  458,278     $  547,363     $ 1,134,356     $  382,369     $ 1,418,203
                             ==========     ==========     ===========     ==========      ==========
Pro forma (unaudited) (Note
  1):
  Net income, as
     reported..............  $  458,278     $  547,363     $ 1,134,356     $  382,369     $ 1,418,203
  Pro forma income tax
     expense...............     183,311        218,945         453,742        152,948         567,281
                             ----------     ----------     -----------     ----------      ----------
  Pro forma net income.....  $  274,967     $  328,418     $   680,614     $  229,421     $   850,922
                             ==========     ==========     ===========     ==========      ==========
  Pro forma earnings per
     share.................  $     0.07     $     0.08     $      0.16     $     0.05     $      0.19
                             ==========     ==========     ===========     ==========      ==========
  Pro forma weighted
     average number of
     common and equivalent
     shares outstanding....   4,022,722      4,071,427       4,231,064      4,174,321       4,433,720
                             ==========     ==========     ===========     ==========      ==========


  The accompanying notes are an integral part of these consolidated financial statements.

KENDLE INTERNATIONAL INC.
(FORMERLY KENDLE RESEARCH ASSOCIATES, INC.)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

                                       COMMON STOCK                                         TOTAL
                                   ---------------------     ADDITIONAL     RETAINED      SHAREHOLDERS'
                                   NUMBER OF                  PAID-IN       EARNINGS        EQUITY
                                    SHARES       AMOUNT       CAPITAL      (DEFICIT)      (DEFICIT)
                                   ---------     -------     ---------     ----------     ----------
Balance, January 1, 1994.........  3,650,000     $75,000     $ 515,477     $ (933,060)    $ (342,583)
  Capital contribution by
     shareholders................                              365,630                       365,630
  Net income.....................                                             458,278        458,278
  Distributions to
     shareholders................                             (304,067)                     (304,067)
                                   ---------     -------     ---------     ----------     ----------
Balance, December 31, 1994.......  3,650,000      75,000       577,040       (474,782)       177,258
  Net income.....................                                             547,363        547,363
  Distributions to
     shareholders................                             (306,644)       (72,581)      (379,225)
                                   ---------     -------     ---------     ----------     ----------
Balance, December 31, 1995.......  3,650,000      75,000       270,396                       345,396
  Net income.....................                                           1,134,356      1,134,356
  Distributions to
     shareholders................                                            (535,291)      (535,291)
                                   ---------     -------     ---------     ----------     ----------
Balance, December 31, 1996.......  3,650,000      75,000       270,396        599,065        944,461
                                   ---------     -------     ---------     ----------     ----------
  Net income (unaudited).........                                           1,418,203      1,418,203
  Distributions to shareholders
     (unaudited).................                                          (1,008,348)    (1,008,348)
                                   ---------     -------     ---------     ----------     ----------
Balance, June 30, 1997
  (unaudited)....................  3,650,000     $75,000     $ 270,396     $1,008,920     $1,354,316
                                   =========     =======     =========     ==========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

KENDLE INTERNATIONAL INC.
(FORMERLY KENDLE RESEARCH ASSOCIATES, INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                FOR THE SIX MONTHS ENDED
                                                      FOR THE YEAR ENDED DECEMBER 31,
                                                                                                        JUNE 30,
                                                   --------------------------------------     -----------------------------
                                                     1994          1995           1996           1996             1997
                                                   --------     ----------     ----------     -----------     -------------
                                                                                                       (UNAUDITED)
Cash flows from operating activities:
  Net income.....................................  $458,278     $  547,363     $1,134,356     $   382,369     $   1,418,203
  Adjustments to reconcile net income to cash
    provided by (used in) operating activities:
    Depreciation and amortization................   126,620        167,769        315,541          92,107           315,452
    Changes in assets and liabilities, net of effects
      from acquisition of U-Gene:
    Accounts receivable..........................  (408,432)      (691,144)    (1,927,921)        132,025        (2,039,890)
    Other current assets.........................    47,690        (37,812)        25,007         (27,757)          (42,683)
    Other assets.................................    (1,163)         2,191       (116,186)        (15,888)         (289,097)
    Investigator and project costs...............  (167,319)       267,927       (838,857)       (432,025)       (1,603,230)
    Trade payables...............................    79,380         94,471        659,821          88,143         1,218,426
    Advance billings.............................  (294,786)      (254,972)     3,906,574         846,404        (1,347,697)
    Accrued liabilities..........................   106,931       (137,834)       201,303         112,074           681,400
    Deferred rent................................   (33,143)       (33,144)       (38,667)        (16,571)
                                                   --------     ----------     ----------      ----------       -----------
Net cash provided by (used in) operating
  activities.....................................   (85,944)       (75,185)     3,320,971       1,160,881        (1,689,116)
                                                   --------     ----------     ----------      ----------       -----------
Cash flows from investing activities:
  Acquisitions of property and equipment.........   (95,129)      (165,928)      (406,974)       (115,151)         (458,481)
  Additions to software costs....................                                 (40,005)                          (84,432)
  Acquisition of U-Gene..........................                                                               (14,303,041)
                                                   --------     ----------     ----------      ----------       -----------
Net cash used in investing activities............   (95,129)      (165,928)      (446,979)       (115,151)      (14,845,954)
                                                   --------     ----------     ----------      ----------       -----------
Cash flows from financing activities:
  Borrowings under line of credit................                1,825,000      4,267,000       1,555,000         3,100,000
  Repayments under line of credit................               (1,505,000)    (4,587,000)     (1,875,000)       (3,100,000)
  Borrowings under senior credit facility........                                                                10,745,439
  Proceeds from subordinated debt borrowings.....                                                                 5,000,000
  Debt issue costs...............................                                                                  (917,133)
  Net cash advanced to shareholders..............  (121,763)
  Distributions to shareholders..................  (304,067)      (253,225)      (285,291)       (219,290)       (1,258,351)
  Payments on capital lease obligations..........   (90,495)      (155,238)      (236,492)        (69,231)         (214,386)
  Amounts payable -- book overdraft..............                                                                 1,153,121
                                                   --------     ----------     ----------      ----------       -----------
Net cash provided by (used in) financing
  activities.....................................  (516,325)       (88,463)      (841,783)       (608,521)       14,508,690
                                                   --------     ----------     ----------      ----------       -----------
Net increase (decrease) in cash and cash
  equivalents....................................  (697,398)      (329,576)     2,032,209         437,209        (2,026,380)
Cash and cash equivalents:
  Beginning of period............................  1,042,241       344,843         15,267          15,267         2,047,476
                                                   --------     ----------     ----------      ----------       -----------
  End of period..................................  $344,843     $   15,267     $2,047,476     $   452,476     $      21,096
                                                   ========     ==========     ==========      ==========       ===========
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest.......  $ 42,609     $   69,361     $   65,127     $    30,291     $      71,224
                                                   ========     ==========     ==========      ==========       ===========

                                   Continued

                                                                                                FOR THE SIX MONTHS ENDED
                                                      FOR THE YEAR ENDED DECEMBER 31,
                                                                                                        JUNE 30,
                                                   --------------------------------------     -----------------------------
                                                     1994          1995           1996           1996             1997
                                                   --------     ----------     ----------     -----------     -------------
                                                                                                       (UNAUDITED)
Supplemental schedule of noncash investing and
  financing activities and other information:
  Acquisition of equipment under capital
    leases.......................................  $105,523     $  240,976     $1,116,418                     $     500,939
                                                   ========     ==========     ==========                       ===========
  Additional paid-in capital contributions
    through reclassification of shareholder notes
    payable......................................  $365,630
                                                   ========
  Reclassification of shareholder's advance to
    additional paid-in capital...................               $  126,000
                                                                ==========
  Dividends declared and payable.................                              $  250,000
                                                                               ==========
  Note payable under escrow agreement for
    acquisition of U-Gene........................                                                             $   1,530,000
                                                                                                                ===========
  Acquisition of U-Gene (Note 10)
    Fair value of assets aquired.................                                                             $  20,056,233
    Fair value of liabilities assumed or
      incurred...................................                                                                 5,753,192
                                                                                                                -----------
    Net cash payments............................                                                             $  14,303,041
                                                                                                                ===========
  Equipment acquired for note payable............                                                             $     739,684
                                                                                                                ===========
  Issuance of stock purchase warrants accounted
    for as discount on subordinated debt.........                                                             $   1,500,000
                                                                                                                ===========

  The accompanying notes are an integral part of these consolidated financial statements.

KENDLE INTERNATIONAL INC.
(FORMERLY KENDLE RESEARCH ASSOCIATES, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  Nature of Business

     Kendle International Inc. (formerly Kendle Research Associates, Inc.) (the "Company") is a clinical research organization providing a broad range of integrated product development services to complement the research and development activities of the pharmaceutical and biotechnology industries. The Company's services include Phase II-IV clinical trial management, clinical data management and biostatistical analysis, medical writing and regulatory consultation and representation. The Company operates primarily in the United States.

  Principles of Consolidation

     The consolidated financial statements include the financial information of Kendle International Inc. and its wholly-owned subsidiary U-Gene Research B.V. ("U-Gene"), based in Utrecht, The Netherlands. The U-Gene Acquisition, which closed on July 1, 1997, has been given effect to as of June 30, 1997 since a binding agreement was in place and consideration had been transferred.

     All intercompany accounts and transactions have been eliminated. The results of operations of U-Gene will be included in the consolidated financial statements of the Company from the date of acquisition (See Note 10).

  Foreign Currency Translation

     Assets and liabilities of U-Gene are translated into U.S. dollars at period-end exchange rates. Operating statement accounts will be translated at average exchange rates for the year. These translation adjustments will be recorded as a separate component of shareholders' equity. Foreign currency transaction gains and losses will be included in the consolidated statement of operations.

     Subsequent to the U-Gene Acquisition, a significant percentage of the Company's cash flow from operations will be derived from operations outside the United States. As the Company's plans are to repatriate earnings from U-Gene to the U.S., the Company will be subject to the risks of currency exchange rate fluctuations.

  Cash and Cash Equivalents

     Cash and cash equivalents consist of demand deposits and money market funds held with a financial institution, with an initial maturity of three months or less at the date of purchase.

     The Company maintains its demand deposits with certain financial institutions. The balances of one account from time-to-time exceeds the maximum U.S. federally insured amount. Additionally, there is no state insurance coverage on bank balances held in The Netherlands.

  Revenue Recognition


     Revenues are earned by performing services primarily under fixed-price contracts. Revenues are recognized on the percentage of completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. This method is used because management considers total costs incurred to be the best available measure of progress on these contracts. The estimated total costs of contracts are reviewed and revised periodically throughout the lives of the contracts with adjustment to revenues resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are made. Hence, the effect of the changes on future periods of contract performance is recognized as if the revised estimates had been the original estimates. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change in the near term and could result in a material change.

     Contract costs include direct labor costs and indirect costs related to contract performance, such as indirect labor, supplies, depreciation, rent and utilities. Selling, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are recognized in the period in which such losses become known.

     Amendments to contracts resulting in revisions to revenues and costs are recognized in the period in which the revisions are negotiated. Included in accounts receivable are unbilled accounts receivable, which represent revenue recognized in excess of amounts billed. Advance billings represent amounts billed in excess of revenue recognized.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed over estimated useful lives of three to ten years using the straight-line method. Repairs and maintenance are charged to expense as incurred. Upon disposition, the asset and the related accumulated depreciation are relieved and any gains or losses are reflected in operations.

     Equipment under capital lease is recorded at the present value of future minimum lease payments and is amortized over the terms of the related leases. Accumulated amortization on these leases was $158,072, $352,804 and $575,677 (unaudited) at December 31, 1995 and 1996 and June 30, 1997, respectively.

  Internally Developed Software

     The Company capitalizes costs incurred to develop internally its proprietary software products used in the Company's clinical trial and data management, and amortizes these costs on a straight-line basis over the estimated useful life of the product, generally not to exceed five years. Accumulated amortization totaled $2,000 and $13,012 (unaudited) at December 31, 1996 and June 30, 1997, respectively.

  Excess of Purchase Price Over Net Assets Acquired


     The excess of cost of the U-Gene Acquisition over the value of the net assets acquired is being amortized on a straight-line basis over a thirty year period. Excess of purchase price over net assets acquired will be evaluated periodically as events or circumstances indicate a possible inability to recover their carrying amount. Such evaluation will be based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact on existing company businesses. The analyses will necessarily involve significant management judgment to evaluate the capacity of an acquired business to perform within projections. If future expected undiscounted cash flows are insufficient to recover the carrying amount of the asset, then an impairment loss will be recognized.


  Investigator and Project Costs

     In addition to various contract costs previously described, the Company incurs costs, in excess of contract amounts, which are reimbursable by its clients. Such pass-through costs incurred, but not yet reimbursed, are reflected as a current asset in the accompanying balance sheet. Advances from clients for such costs not yet incurred are reflected as a current liability. Such costs and reimbursement for such costs are excluded from direct costs and net revenues and totaled $2,151,992, $1,983,948 and $3,043,802, $1,840,576 (unaudited) and
$14,335,527 (unaudited) for years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1996 and 1997, respectively.

  Current Liabilities

     Under the Company's cash management system, checks issued but not presented to banks frequently result in overdraft balances for accounting purposes. As a result, such overdraft balances have been classified as "Amounts payable--book overdraft" in the accompanying balance sheet.

  Income Taxes

     The consolidated financial statements of the Company for periods prior to the proposed initial public offering described in Note 11 do not include a provision for income taxes because taxable income or loss of the Company is included in the income tax return of the individual shareholders under the S corporation election. The statements of operations include the pro forma income tax provision on taxable income for financial reporting purposes using statutory federal, state and local rates that would have resulted if the Company had filed corporate tax returns during these periods.

     Prior to the effectiveness of a proposed initial public offering of the Company's common stock described in Note 11, the Company will cease to be treated as an S corporation for tax purposes and will be subject to federal, state and local income taxes and will recognize deferred taxes in accordance with Statement of Financial Accounting Standard No. 109 ("SFAS 109"), "Accounting for Income Taxes." SFAS 109 requires companies subject to income taxes to adjust their deferred tax assets and liabilities based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Based upon temporary differences existing as of June 30, 1997, the estimated net deferred tax liabilities would have been approximately $81,000 (unaudited) had the Company been subject to income taxes at that date (See Note 8). The establishment of the deferred tax liability will result in a charge to earnings in 1997 equal to the deferred tax liability at the time the Company ceases to be an S Corporation.

     U-Gene is subject to corporate income tax in The Netherlands and recognizes deferred taxes in accordance with SFAS 109. Dutch Corporation Tax Law provides for a tax rate of 35%.

  Stock Options

     The Company accounts for stock options issued to employees in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, the Company recognized expense based on the intrinsic value of the options.

  Earnings Per Share

     Earnings per share are computed based on the weighted average number of common shares outstanding including common share equivalents. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock options granted by the Company during the twelve months preceding the anticipated initial public offering have been included in the calculation of common share equivalents outstanding as if they were outstanding for all periods presented using the treasury stock method at an assumed initial public offering price of $13.00 per share.


     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 is designed to simplify the existing computational guidelines for computing earnings per share (EPS). It provides for the elimination of primary EPS, replacing it with basic EPS, with the principal difference being that common stock equivalents are not considered in computing basic EPS. SFAS No. 128 is effective for the Company for the year ending December 31, 1997. The adoption of this statement would have increased the Company's earnings per share for 1996 by 12%, and would have had an immaterial impact on 1995 and 1994 earnings per share.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Interim Financial Data

     Interim financial information as of June 30, 1997 and for the six month periods ended June 30, 1997 and 1996 is unaudited. In the opinion of management, this financial information includes all adjustments, consisting solely of normal recurring adjustments, necessary to fairly present the financial information set forth. The results for the six months ended June 30, 1997 may not be indicative of operating results for the full year.

2. ACCOUNTS RECEIVABLE:

                                                           DECEMBER 31,
                                                     -------------------------      JUNE 30,
                                                        1995           1996           1997
                                                     ----------     ----------     ----------
                                                                                   (UNAUDITED)
    Billed.........................................  $1,133,146     $1,958,436     $5,132,290
    Unbilled.......................................     507,927      1,603,154      4,522,435
    Travel and other advances......................      14,216         21,620         74,682
                                                     ----------     ----------     ----------
                                                     $1,655,289     $3,583,210     $9,729,407
                                                     ==========     ==========     ==========

     Accounts receivable are billed when certain milestones defined in customer contracts are achieved. All unbilled accounts receivable are expected to be collected within one year.

3. DEBT:

     The Company had a $2,000,000 demand line of credit with a bank, which was terminated in June 1997. Interest was charged at prime or LIBOR plus 2.5% at the discretion of management for each borrowing. Advances under the line were evidenced by a note which was collateralized by all of the Company's assets other than assets under the Company's capital lease line of credit (see below), and was subject to various covenants and restrictions, including, among others, maintaining a minimum tangible capital base. There were no outstanding borrowings under the line at December 31, 1996.

     U-Gene has a $1,275,000 (NLG 2,500,000) bank overdraft facility which is collateralized by U-Gene's accounts receivable. There were no outstanding borrowings at June 30, 1997.

     In 1996, the Company entered into two lease lines of credit with a bank. Amounts drawn on the $1,500,000 computer and $500,000 furniture lines of credit are payable in equal monthly installments over a five year term, from the date of the funding. The monthly installment payments are equal to 1.80% and 1.71% of the total computer and furniture draws, respectively. No amounts can be drawn on the lines after December 31, 1997. Assets acquired with amounts drawn on these lines of credit have been accounted for as capital leases, and have been included in capital lease commitments as detailed in Note 5. Amounts drawn on these lines of credit totaled approximately $1,109,000 (unaudited) as of June 30, 1997.

     In April 1997, the Company obtained an additional $370,000 computer and $130,000 furniture lease line of credit with the same bank. These lines expire March 31, 1998, with monthly installment payments equal to 2.23% and 1.76% of the total computer and furniture borrowings, respectively. Amounts drawn on the computer and furniture lines of credit are payable over four and five year terms, respectively, from the date of funding.

     The Company acquired additional assets which have not been added to the lease line of credit for a total of $739,684 as of June 30, 1997. These assets are included in furnishings, equipment and other and have been acquired with a note payable to the same bank due December 31, 1997. Upon adding these assets to the lease lines of credit, these assets are expected to be capital leases and will be included in capital lease commitments.

     In addition, in June 1997 the Company entered into a new borrowing arrangement with a bank. Refer to Note 10.

4. EMPLOYEE BENEFIT PLANS:

  Profit Sharing and 401(k) Plan

     The Company has a profit sharing plan covering substantially all full-time U.S. employees who meet certain eligibility requirements. The Company's contribution is determined annually by the Board of Directors. The Company made no profit sharing contribution in 1994, 1995 or 1996 or for the six months ended June 30, 1997.

     The profit sharing plan also has a 401(k) salary reduction provision, which allows U.S. employees to make voluntary contributions after completing one year of service.

  Incentive Stock Option and Stock Incentive Plan

     On January 15, 1995, the Company established a plan that provides for the grant of up to 3,650,000 qualified and non-qualified stock options (the Plan). Participation in the Plan is at the discretion of the Board of Directors. The exercise price of qualified options granted under the Plan must be no less than the fair market value of the Common Stock, as determined under the Plan provisions, at the date the option is granted (110 percent of fair market value for stockholders owning more than 10 percent of the Company's common stock). The exercise price of non-qualified options must be no less than 85% of the fair market value of the common stock at the date the option is granted. The Options granted under the Plan vest in equal increments over a five year period commencing, for some, on the date of grant, and others, two years after the employees first anniversary after the date of grant, and expire either 90 days after termination of employment or ten years after date of grant. No options can be granted after January 15, 2005.

  Incentive Stock Option and Stock Incentive Plan, continued

     Aggregate stock option activity during 1995, 1996 and the six months ended June 30, 1997 (unaudited) was as follows:

                                                                                        WEIGHTED
                                                                                         AVERAGE
                                                                                        EXERCISE
                                                         SHARES      EXERCISE PRICE       PRICE
                                                        --------     --------------     ---------
    Options outstanding, January 1, 1995..............
      Granted.........................................   219,219       $     0.91         $0.91
                                                        --------       ----------         -----
    Options outstanding, at December 31, 1995.........   219,219             0.91          0.91
      Granted.........................................   451,652             1.21          1.21
      Canceled........................................    (3,103)            0.91          0.91
                                                        --------       ----------         -----
    Options outstanding, at December 31, 1996.........   667,768        0.91-1.21          1.12
                                                        --------       ----------         -----
      Granted (unaudited).............................   250,609             2.01          2.01
      Canceled (unaudited)............................  (160,965)       0.91-1.21          1.21
                                                        --------       ----------         -----
    Options outstanding, at June 30, 1997
      (unaudited).....................................   757,412       $0.91-2.01         $1.39
                                                        ========       ==========         =====

     Options exercisable at December 31, 1996 and June 30, 1997 were zero and 40,588 (unaudited), respectively. The weighted average exercise price of the options exercisable at June 30, 1997 was $1.11 (unaudited).

     Options exercisable:

                                                                  DECEMBER 31,      JUNE 30,
                                                                      1996            1997
                                                                  ------------     -----------
                                                                                   (UNAUDITED)
    Year first exercisable:
    1997......................................................        97,236          66,503
    1998......................................................       130,634          99,901
    1999......................................................       133,554         102,781
    2000......................................................       133,554         152,895
    2001......................................................       133,554         152,895
    Thereafter................................................        39,236         189,537

     Of the options outstanding, 329,449 will vest immediately upon consummation of an initial public offering.

     The weighted-average life of the stock options was approximately 9, 9 and 8 1/2 (unaudited) years as of December 31, 1995, 1996 and June 30, 1997, respectively. The weighted-average exercise price and weighted-average fair value of options granted are as follows:

                                                           WEIGHTED-AVERAGE     WEIGHTED-AVERAGE
                                                            EXERCISE PRICE         FAIR VALUE
                                                           ----------------     ----------------
    1995...............................................         $ 0.91(1)            $ 0.37
    1996...............................................         $ 1.21(2)            $ 0.89
    1997 (unaudited)...................................         $ 2.01(3)            $ 0.69

---------------

(1) Equals estimated fair value of the stock at date of grant for all options granted during the period.

(2) Less than estimated fair value of the stock at date of grant for all options granted during the period.

(3) Greater than estimated fair value of the stock at date of grant for all options granted during the period.


     The fair value of stock options is the estimated present value at grant date using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield -- zero; risk-free interest rate -- ranges from 5.60% to 7.685%; and an expected holding period of seven years.



     Compensation expense recorded by the Company in connection with options granted totaled $10,869 and $11,556 (unaudited) for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively.


     Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the effect on the Company's net income would not have been material for years ended December 31, 1996 or 1995.

  Subsequent Event-Protective Compensation and Benefit Arrangements

     The Company has entered into Protective Compensation and Benefit Agreements with certain employees, including all Executive Officers of the Company. These Agreements are subject to annual review by the Company's Board of Directors, expire on December 31, 1999, and will be automatically extended in one year increments unless canceled by the Company. These Agreements provide for specified benefits in the event of a change in control, as defined in the Agreements. At December 31, 1996, the maximum amount which could be required to be paid under these Agreements, if such events occur, is $3,531,000.

5. LEASES:

     The Company leases facilities, office equipment and computers under agreements which are classified as capital and operating leases. The leases have initial terms which range from 3 to 6 1/2 years, with two facility leases that have provisions to extend the leases for an additional 3 to 5 years. Certain of the leased equipment is subject to the lease lines of credit as described in
Note 3.

     Future minimum payments, by year and in the aggregate, under noncancelable capital leases and operating leases with initial or remaining terms of one year or more are as follows at December 31, 1996:

                                                                     CAPITAL     OPERATING
                                                                      LEASES       LEASES
                                                                    ----------   ----------
    1997..........................................................  $  450,728   $1,163,410
    1998..........................................................     349,708    1,163,160
    1999..........................................................     258,642      967,828
    2000..........................................................     165,241      912,732
    2001..........................................................     103,269      879,534
                                                                    ----------   ----------
    Total minimum lease payments..................................   1,327,588   $5,086,664
                                                                                 ==========
    Amounts representing interest.................................     206,356
                                                                    ----------
    Present value of net minimum lease payments...................   1,121,232
    Current portion...............................................     360,203
                                                                    ----------
    Obligations under capital leases, less current portion........  $  761,029
                                                                    ==========

     Rental expense for 1994, 1995, 1996 and for the six months ended June 30, 1996 and 1997 was $238,578, $235,852 and $502,628, $198,345 (unaudited) and
$701,080 (unaudited), respectively.

6. MAJOR CLIENTS:

     The following sets forth the net revenues from clients who accounted for more than 10% of the Company's net revenues during each of the periods presented:

                                                                            SIX MONTHS ENDED
                                   YEAR ENDED DECEMBER 31,                      JUNE 30,
                           ----------------------------------------     -------------------------
           CLIENTS            1994           1995           1996           1996           1997
      -----------------    ----------     ----------     ----------     ----------     ----------
                                                                               (UNAUDITED)
      A................    $2,238,608     $2,542,424     $6,274,368     $1,868,203     $8,427,777
      B................             *              *      2,468,759        875,581      1,717,598
      C................             *              *      1,681,787        510,912              *
      D................             *        725,083              *              *              *
      E................             *        670,005              *              *              *

---------------
* Net revenues did not exceed 10%

7. SHAREHOLDERS' EQUITY:

     At December 31, 1995, there were 200,000 shares authorized and 100 shares of no par common stock issued and outstanding. During 1996, there was a stock dividend of 999 shares per share accounted for as a stock split. As a result, at December 31, 1996 and June 30, 1997, there were 100,000 shares issued and outstanding. Refer to Note 11 regarding a subsequent stock split.

8. PRO FORMA FINANCIAL INFORMATION:

     In connection with termination of the Company's S corporation election, the consolidated statements of operations include pro forma net income for all periods assuming the Company was taxable as a C corporation and earnings per share of common stock based on the pro forma net income divided by the pro forma weighted average number of common shares outstanding.

     The consolidated pro forma balance sheet as of June 30, 1997 reflects: (i) the reclassification of S corporation retained earnings to additional paid-in capital of $1,008,920; (ii) a distribution of $700,000 to the shareholders, which is planned to occur prior to the initial public offering; and (iii) the establishment of deferred income taxes of $81,000 in connection with the termination of the Company's S Corporation election.

9. RELATED PARTY TRANSACTION:

     The Company made payments in 1996 and in the first six months of 1997 totaling approximately $97,500 and 185,900 (unaudited), respectively, to a construction company owned by a relative of the Company's primary shareholder, for construction and renovations at the corporate headquarters.

10. SUBSEQUENT EVENT -- ACQUISITIONS AND FINANCING:

     Effective June 30, 1997, the Company acquired U-Gene Research B.V. ("U-Gene") and in July 1997, signed a definitive agreement to acquire GMI Gesellschaft fur Angewandte Mathematik und Informatik mbH ("gmi"). The purchase price for the U-Gene acquisition ("U-Gene Acquisition") was 30,000,000 Dutch guilders ($15,525,439). The purchase price for the gmi acquisition ("gmi Acquisition") is 19.5 million Deutsch marks (total acquisition costs are expected to approximate $9.3 million in cash and $2.8 million in the Company's Common Stock, with the number of shares determined by the initial public offering price; which amounts were calculated using an exchange rate of 0.57 DM/U.S.$ as of June 30, 1997). The U-Gene Acquisition has been accounted for using the purchase method of accounting.

     In connection with the acquisitions, NationsBank, N.A. (the "Bank") has agreed to lend the Company up to $20,000,000 under a senior secured revolving credit facility (the "Senior Credit Facility") and up to $10,000,000 in subordinated promissory notes (the "Subordinated Credit Facility").

     Outstanding borrowings under the Senior Credit Facility bear interest at a rate equal to either LIBOR plus the Applicable Margin (as defined), or the higher of the Banks prime rate or the Federal Funds rate plus 0.50%. All amounts outstanding thereunder become due and payable in June, 2000. The Subordinated Credit Facility consists of 12% Subordinated Series A and B Promissory Notes payable over a five year term (the "Series A Note" and "Series B Note") and Common Stock Purchase Warrants (the "Warrants"). At June 30, 1997, amounts outstanding under the Senior Credit Facility and Subordinated Credit Facility were $10,745,439 and $5,000,000, respectively.

  Covenants

     The credit facilities contain various restrictive financial covenants, including limitations on senior and total debt levels, capital expenditures and future acquisitions, as well as the maintenance of certain fixed coverage ratios and minimum net worth levels, and is collateralized by all the assets and shares of the common stock of the Company (existing shares at the time the Senior and Subordinated Credit Facilities were executed, (which shares will be released as collateral upon consummation of the initial public offering) and existing and hereafter acquired material subsidiaries.

  Bank Credit Facility Utilization--U-Gene Acquisition

     The U-Gene Acquisition was funded with approximately $9,300,000 from the Senior Credit Facility, a note payable to an escrow account provided under the U-Gene purchase agreement of approximately $1,530,000 and $5,000,000 from the Series A Note.

     The escrow agreement was established to provide protection for the Company by the Sellers with regard to warranties and representations contained in the purchase agreement, including a claim by Collaborative Clinical Research Inc. ("Collaborative") (See Litigation). The escrow agreement is in the form of an 8% interest bearing note and will be paid on January 1, 1999, provided the Company has not delivered a claim with respect to breaches by the Seller at that time.

     In connection with the Series A Note, the Company issued Warrants to the Bank to purchase 4% of the Common Stock of the Company (153,738 shares). If the initial public offering described in Note 11 does not occur on or before December 1, 1997, the number of shares which may be purchased upon exercise of the Warrants will be increased to 5%, and 6% if not completed by March 1, 1998. Amounts borrowed under the Series A Note have been recorded in the consolidated financial statements as a liability, less a debt discount of $1,500,000. The amount of the debt discount was determined based on the estimated fair value of the warrants given in connection with the Note and will be amortized into operations over the life of the Note.

  Bank Credit Facility Utilization--gmi Acquisition

     Although the Company expects the gmi Acquisition to occur simultaneously with the closing of the initial public offering, described in Note 11, the Company is required, per the gmi definitive agreement, to consummate the gmi Acquisition not later than September 19, 1997. If the initial public offering is not consummated by September 19, 1997, the Company expects to borrow approximately $4,500,000 from the Senior Credit Facility and $5,000,000 from the Series B Note to fund the cash portion of the gmi Acquisition. The Series B Note includes a requirement to issue Warrants to the Bank for the purchase of 3% of the Common Stock of the Company, and an additional 1% if the initial public offering is not completed by March 1, 1998. In addition, the Bank has issued a standby letter of credit to the gmi shareholders to secure the cash portion of the gmi Acquisition price due to such shareholders.

  Warrants

     The Warrants which have been issued in connection with the Series A Note, provide for purchase of the Company's common stock at $.01 per share and expire in June 2007. The Warrants contain put rights which may be exercised at any time after the earliest of June 2002 or the occurrence of other events as defined in the agreement. The rights provide for a cash payment to the Bank equal to the ratio of the Warrants to fully diluted shares of common stock multiplied by the highest of the fair market value, the book value or an amount determined by a formula specified in the agreement. The put rights expire upon consummation of the initial public offering.

     The Warrants have been recorded in the consolidated financial statements at their estimated fair value as a liability and increases or decreases in the estimated fair value of the warrants will be amortized to operations until the warrants are exercised or the put rights expire. Estimated fair value was determined based on a third-party appraisal of the warrants.

  Repayment

     The Company intends to repay all outstanding Subordinated Promissory Notes and amounts outstanding under the Senior Credit Facility related to the U-Gene Acquisition with proceeds from the initial public offering. The Warrants will be exercised and converted to Common Stock concurrent with the initial public offering.

  Allocation of Purchase Price

     The Company follows the practice of allocating purchase price to specifically identifiable intangible assets based on their estimated values as determined by appropriate valuation methods. In the U-Gene Acquisition, no allocation of purchase price was made to specifically identifiable intangible assets other than excess of purchase price over net assets acquired as the Company believes it did not acquire any other significant specifically identifiable intangible assets.

  Supplemental Information

     The following unaudited pro forma results of operations assume the acquisition of U-Gene occurred as of January 1, 1996:

                                       YEAR ENDED         SIX MONTHS ENDED      SIX MONTHS ENDED
                                    DECEMBER 31, 1996       JUNE 30, 1996        JUNE 30, 1997
                                    -----------------     -----------------     ----------------
        Net revenues..............     $25,466,819           $   11,451,553       $   19,614,343
        Net income................     $ 1,497,630           $      679,267       $    1,584,602
        Earnings per Share........     $      0.35           $         0.16       $         0.36

     The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the U-Gene Acquisition been consummated as of January 1, 1996, nor are they necessarily indicative of future operating results.

  Litigation

     On July 16, 1997, Kendle received a letter from Collaborative. The letter communicated Collaborative's intention to commence legal action in the Netherlands against U-Gene for damages of at least $1,250,000 based upon an alleged breach by U-Gene and its former shareholders of a February 7, 1997 letter of intent relating to a proposed acquisition of U-Gene by Collaborative. As of August 13, 1997, U-Gene management indicated that U-Gene had not, to their knowledge, been served with papers with respect to any such legal action by Collaborative.

     Kendle believes that U-Gene has meritorious defenses to Collaborative's claims. Even if there were to be an outcome adverse to U-Gene in any such legal action, Kendle believes that such outcome would not have a material effect on its financial position or results of operations because, among other things, claims of this nature are the subject of an indemnification from the former U-Gene shareholders that is secured, in part, by a bank guarantee.

     The July 16, 1997 letter further alleges that Kendle may have engaged in improper conduct in its acquisition of U-Gene by tortiously interfering with Collaborative's relationship with U-Gene under the February 7, 1997 letter of intent. Kendle does not believe that it engaged in any improper conduct that would result in liability to Collaborative and has communicated this belief to Collaborative. A second letter from Collaborative dated July 25, 1997 requested that Kendle provide documentary support for its position. Certain information has been provided to Collaborative in response to that request.

  Preferred Stock

     In 1997, the Company authorized 100,000 shares of preferred stock which may be issued from time to time in series having such designated preferences and rights, qualifications and limitations as the Board of Directors may determine without any approval of shareholders.

11. SUBSEQUENT EVENT -- INITIAL PUBLIC OFFERING:


     The Company is in the process of filing a registration statement for an initial public offering which they expect to have completed in August 1997. Issuance of 3,000,000 shares is planned to raise approximately $35,770,000 in net proceeds. In conjunction with this transaction, the Company has also effected a stock split of 36.5 shares for 1 share. All numbers of common shares and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect this stock split.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of GMI Gesellschaft
fur Angewandte Mathematik und Informatik mbH

We have audited the accompanying balance sheets of GMI Gesellschaft fur Angewandte Mathematik und Informatik mbH (gmi) as of December 31, 1995 and 1996, and the related statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of gmi as of December 31, 1995 and 1996 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1996, in conformity with accounting principles generally accepted in the United States of America.

Coopers & Lybrand
Wirtschaftsprufungsgesellschaft GmbH

Munich, Germany
May 7, 1997

GMI
GESELLSCHAFT FUR ANGEWANDTE
MATHEMATIK UND INFORMATIK MBH
BALANCE SHEETS

                                                                DECEMBER 31,
                                                          ------------------------      JUNE 30,
                                                             1995          1996           1997
                                                          ----------    ----------    ------------
                                                                                          USD
                                                             USD           USD        (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.............................  $1,187,977    $1,667,097     $1,785,336
  Accounts receivable...................................   1,553,491     1,770,528      1,550,793
  Other current assets..................................     130,221        58,992         87,175
                                                          ----------    ----------     ----------
     Total current assets...............................   2,871,689     3,496,617      3,423,304
                                                          ----------    ----------     ----------
Equipment:
  Equipment.............................................     615,793       691,919        652,636
  Less: accumulated depreciation........................    (455,393)     (521,430)      (504,230)
                                                          ----------    ----------     ----------
     Net equipment......................................     160,400       170,489        148,406
                                                          ----------    ----------     ----------
          Total assets                                    $3,032,089    $3,667,106     $3,571,710
                                                          ==========    ==========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................  $  486,075    $  413,044     $  588,557
  Advance billings......................................     701,988       403,267         88,871
  Taxes on income.......................................     203,526       860,613      1,088,954
  Other accrued liabilities.............................      44,181       165,745        170,932
  Other liabilities.....................................     631,132       779,952        575,954
                                                          ----------    ----------     ----------
     Total current liabilities..........................   2,066,902     2,622,621      2,513,268
                                                          ----------    ----------     ----------
Deferred tax liability..................................     238,611
     Total liabilities..................................   2,305,513     2,622,621      2,513,268
                                                          ----------    ----------     ----------
Shareholders' equity:
  Common stock..........................................      32,283        32,283         32,283
  Retained earnings.....................................     664,358     1,051,682      1,292,124
  Currency translation adjustments......................      29,935       (39,480)      (265,965)
                                                          ----------    ----------     ----------
     Total shareholders' equity.........................     726,576     1,044,485      1,058,442
                                                          ----------    ----------     ----------
          Total liabilities and shareholders' equity....  $3,032,089    $3,667,106     $3,571,710
                                                          ==========    ==========     ==========

    The accompanying notes are an integral part of the financial statements.

GMI
GESELLSCHAFT FUR ANGEWANDTE
MATHEMATIK UND INFORMATIK MBH
STATEMENTS OF OPERATIONS

                                                FOR THE YEAR ENDED                FOR THE
                                                   DECEMBER 31,               SIX MONTHS ENDED
                                             ------------------------             JUNE 30,
                                                1995          1996        ------------------------
                                             ----------    ----------        1996          1997
                                                USD           USD         ----------    ----------
                                                                             USD           USD
                                                                                (UNAUDITED)
Net revenues...............................  $5,294,434    $6,996,307     $2,832,941    $3,872,674
Cost and expenses:
  Direct costs.............................   3,396,801     4,894,183      2,062,113     2,161,134
  Selling, general and administrative......     551,410       597,132        244,376       259,325
  Depreciation.............................     143,898       105,016         52,844        40,738
                                             ----------    ----------     ----------    ----------
                                              4,092,109     5,596,331      2,359,333     2,461,197
                                             ----------    ----------     ----------    ----------
     Income from operations................   1,202,325     1,399,976        473,608     1,411,477
                                             ----------    ----------     ----------    ----------
Other income (expense):
  Interest income..........................      28,645        48,899         12,195        25,292
  Other....................................      (3,285)       (4,292)        (4,458)       (3,814)
                                             ----------    ----------     ----------    ----------
                                                 25,360        44,607          7,737        21,478
                                             ----------    ----------     ----------    ----------
     Income before taxes...................   1,227,685     1,444,583        481,345     1,432,955
                                             ----------    ----------     ----------    ----------
Income taxes
  Current..................................     424,610       885,715        389,713       680,513
  Deferred.................................     198,767      (227,472)      (232,924)
                                             ----------    ----------     ----------    ----------
                                                623,377       658,243        156,789       680,513
                                             ----------    ----------     ----------    ----------
     Net income............................  $  604,308    $  786,340     $  324,556    $  752,442
                                             ==========    ==========     ==========    ==========

    The accompanying notes are an integral part of the financial statements.

GMI
GESELLSCHAFT FUR ANGEWANDTE
MATHEMATIK UND INFORMATIK MBH
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                         CURRENCY          TOTAL
                                             COMMON        RETAINED     TRANSLATION    SHAREHOLDERS'
                                              STOCK        EARNINGS     ADJUSTMENTS        EQUITY
                                             -------      ----------    -----------    --------------
                                               USD           USD            USD             USD
Balance, January 1, 1995...................  $32,283      $  339,029                     $  371,312
  Net income...............................                  604,308                        604,308
  Distributions to shareholders............                 (278,979)                      (278,979)
  Translation adjustments..................                              $  29,935           29,935
                                             -------      ----------     ---------       ----------
Balance, December 31, 1995.................   32,283         664,358        29,935          726,576
  Net income...............................                  786,340                        786,340
  Distributions to shareholders............                 (399,016)                      (399,016)
  Translation adjustments..................                                (69,415)         (69,415)
                                             -------      ----------     ---------       ----------
Balance, December 31, 1996.................   32,283       1,051,682       (39,480)       1,044,485
  Net income (unaudited)...................                  752,442                        752,442
  Distribution to shareholders
     (unaudited)...........................                 (512,000)                      (512,000)
  Translation adjustments (unaudited)......                               (226,485)        (226,485)
                                             -------      ----------     ---------       ----------
Balance, March 31, 1997 (unaudited)........  $32,283      $1,292,124     $(265,965)      $1,058,442
                                             =======      ==========     =========       ==========

    The accompanying notes are an integral part of the financial statements.

GMI
GESELLSCHAFT FUR ANGEWANDTE
MATHEMATIK UND INFORMATIK MBH
STATEMENTS OF CASH FLOWS

                                                  FOR THE YEAR ENDED      FOR THE SIX MONTHS ENDED
                                                     DECEMBER 31,                 JUNE 30,
                                                -----------------------   ------------------------
                                                   1995         1996         1996          1997
                                                ----------   ----------   ----------    ----------
                                                   USD          USD          USD           USD

                                                                                (UNAUDITED)
Cash flows from operating activities:
  Net Income..................................  $  604,308   $  786,340   $  324,556    $  752,442
  Adjustments to reconcile net income to cash
     provided by operating activities:
     Depreciation.............................     143,898      105,016       52,844        40,738
     Changes in:
       Accounts receivable....................    (411,951)    (524,546)     173,382        32,091
       Other current assets...................    (214,786)     223,927       52,596       (38,837)
       Accounts payable.......................      (3,747)      42,040      122,753       266,131
       Advance billings.......................     (23,384)    (264,597)    (567,447)     (296,504)
       Accrued taxes..........................     159,909      729,912      302,760       173,291
       Other accrued liabilities..............      11,807      135,589      105,772        20,815
       Deferred taxes.........................     184,008     (238,611)    (238,611)       45,701
       Other liabilities......................      80,631      134,698      180,407      (172,837)
                                                ----------   ----------   ----------    ----------
Net cash provided by operating activities.....     530,693    1,129,768      509,012       823,031
                                                ----------   ----------   ----------    ----------
Cash flows from investing activities:
  Net acquisitions of property and
     equipment................................    (174,996)    (134,675)     (62,750)      (37,551)
  Proceeds from disposals of fixed assets.....         728
                                                ----------   ----------   ----------    ----------
Net cash used in investing activities.........    (174,268)    (134,675)     (62,750)      (37,551)
                                                ----------   ----------   ----------    ----------
Cash flows from financing activities:
  Distributions to shareholders...............    (278,979)    (399,016)    (248,749)     (512,000)
                                                ----------   ----------   ----------
Net cash used in financing activities.........    (278,979)    (399,016)    (248,749)     (512,000)
                                                ----------   ----------   ----------
Net effect of exchange rate changes on cash
  and cash equivalents........................      53,598     (116,957)     (85,595)     (155,241)
                                                ----------   ----------   ----------    ----------
Net increase in cash and cash equivalents.....     131,044      479,120      111,918       118,239
Cash and cash equivalents:
  Beginning of period.........................   1,056,933    1,187,977    1,187,977     1,667,097
                                                ----------   ----------   ----------    ----------
  End of period...............................  $1,187,977   $1,667,097   $1,299,895    $1,785,336
                                                ==========   ==========   ==========    ==========

    The accompanying notes are an integral part of the financial statements.

GMI
GESELLSCHAFT FUR ANGEWANDTE
MATHEMATIK UND INFORMATIK MBH
NOTES TO FINANCIAL STATEMENTS
1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

  Nature of Business

GMI gesellschaft fur Angewandte Mathematik und Informatik mbH ("gmi" or the "Company"), is an independent contract research organization providing a broad range of medical, pharmaceutical and biotechnological research activities for the industry. Its purpose is the planning, carrying out and execution of clinical trials. The Company's services include design of clinical trials, monitoring and data management, statistical analyses, quality assurance, seminars and training, post marketing surveillance as well as pharmaceutical cost-benefit analyses. The Company's major market is Germany, but it also operates with customers from other European markets.

  Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and money market funds held with a financial institution, with an initial maturity of three months or less.

The Company maintains its bank accounts with a single German financial institution, the Dresdner Bank AG. There is no state insurance coverage on bank balances in Germany.

  Revenue Recognition

Revenues are earned by performing services primarily under fixed-price contracts. Revenues are recognized on the percentage of completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. This method is used because management considers total costs incurred to be the best available measure of progress on these contracts. The estimated total costs of contracts are reviewed and revised periodically throughout the lives of the contracts with adjustments to costs resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are made. Hence, the effect of the changes on future periods of contract performance is recognized as if the revised estimates had been the original estimates. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change in the near term and result in a material change.

Contract costs include direct labor costs and indirect costs related to contract performance, such as indirect labor, supplies, depreciation, rent and utilities. Selling, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are recognized in the period in which such losses become known. Amendments to contracts resulting in revisions to revenues and costs are recognized in the period in which the revisions are determined. Included in trade receivables are unbilled accounts receivable, which represent revenue recognized in excess of amounts billed. Advance billings represent amounts billed in excess of revenue recognized.

  Equipment

Equipment is stated at cost, less accumulated depreciation. Depreciation is computed over the estimated useful lives of the assets, ranging from two to ten years using the straight-line method and the declining-balance method. Repairs and maintenance are charged to expenses as incurred. Upon disposition, the asset and the related accumulated depreciation are relieved and any gains or losses are reflected in operations.

  Investigator and Project Costs

In addition to various contract costs previously described, the Company incurs costs, in excess of contract amounts, which are reimbursable by its clients. Such pass-through costs incurred, but not yet reimbursed, are reflected as a current asset in the accompanying balance sheet. Advances from clients for such costs not yet incurred are reflected as a current liability. Reimbursement for such costs is excluded from contract revenues and totaled $2.7 million, $2.1 million and $1,358,000 (unaudited) for the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997, respectively.

  Income taxes

The Company is subject to corporate and trade income tax and recognizes deferred taxes in accordance with Statement of Financial Accounting Standard No. 109 ("SFAS 109"), "Accounting for Income Taxes." SFAS 109 requires companies subject to income taxes to adjust their deferred tax assets and liabilities based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

German Corporation Tax Law provides for a regular tax rate of 45% (1996 and 1995: 45%) plus a surtax thereon of 7.5% (1996 and 1995: 7.5%). For dividends distributed the regular rate is lowered to 30% (1996 and 1995: 30%).

The second component of the provision for taxes on income is the trade tax on income which is levied at varying rates according to individual municipalities. In the case of the Company, the applicable rate amounts to 19.35% of the taxable trade income. This trade tax on income is deductible for corporate income tax purposes which results in an effective total tax rate of 58.4% (1996 and 1995:
58.4%).

Reconciliations of the statutory German income tax rate to the financial statement effective tax rates are as follows:

                                                       1995    1996        1997
                                                       ----    -----    -----------

                                                                        (UNAUDITED)
                                                        %        %           %
               German statutory tax rate.............  58.4     58.4        58.4
               Reduced Tax rate due to
                 distribution........................  (7.9)   (12.9)      (11.4)
               Non-deductible Expenses...............   0.3      0.1
                                                                            ----
               Effective tax rate....................  50.8     45.6        47.0
                                                                            ====

The deferred tax liability related to temporary differences between financial statements and tax accounting for deferred revenue recognition on contracts during the years 1994 and 1995. The effect has been reversed in the first quarter of 1996, as deferred recognition is no longer part of the tax planning strategy of the company.

The reduced tax rate due to distribution is based on distributions made in 1996 of $328,865 relative to the year ended December 31, 1995 and intended distributions of $606,417 at December 31, 1996 and $752,442 (unaudited) at June 30, 1997.

  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. ACCOUNTS RECEIVABLE:

                                                      DECEMBER 31,          JUNE 30,
                                                ------------------------   ----------
                                                   1995          1996         1997
                                                ----------    ----------   ----------
                                                   USD           USD          USD
                                                                           (UNAUDITED)
            Billed............................  $1,293,921    $1,070,731   $  644,881
            Unbilled..........................     259,570       699,797      905,912
                                                 ---------     ---------
                                                $1,553,491    $1,770,528   $1,550,793
                                                 =========     =========

     Accounts receivable are billed when certain milestones defined in customer contracts are achieved. All unbilled accounts receivable are expected to be collected within one year.

3. CURRENT LIABILITIES

The following sets forth the portions of the current liabilities which accounted for more than 5% of the total current liabilities.

                                                       DECEMBER 31,         JUNE 30,
                                                  ----------------------   ----------
                                                    1995         1996         1997
                                                  ---------    ---------   ----------
                                                     USD          USD         USD
                                                                           (UNAUDITED)
            Sales tax liabilities...............  $ 121,707    $ 174,109            *
            Wages and Salaries..................    352,459      468,290   $  232,955
            Social Security.....................          *       88,431            *

* liability does not exceed 5%

4. MAJOR CLIENTS:

The following sets forth the net revenues from clients who accounted for more than 10% of the Company's net revenues during each of the periods presented:

                                                                    SIX MONTHS ENDED
                                                                        JUNE 30,
                                                                  --------------------
                    CLIENTS                                         1996        1997
            ------------------------                              --------    --------
                                             YEAR ENDED
                                            DECEMBER 31,
                                      ------------------------
                                         1995          1996
                                      ----------    ----------
                                         USD           USD                USD
                                                                      (UNAUDITED)
            A.......................           *    $1,398,969    $519,192    $874,268
            B.......................           *     1,024,344     434,241     838,325
            C.......................  $  564,893             *           *           *
            D.......................           *             *     453,334           *
            E.......................           *             *     435,731     397,719
            F.......................           *             *     393,759           *

* Net revenues did not exceed 10%

5. SHAREHOLDERS' EQUITY:

Common stock amounted to $32,283 as of December 31, 1995 and 1996. As the company takes the legal form of a "GmbH," this common stock is not divided into individual shares and therefore no earnings per share calculation is possible.

6. RELATED PARTY TRANSACTION:

The Company made payments in 1996 totalling approximately $ 107,069 to a shareholder under a consulting contract.

7. FOREIGN CURRENCY TRANSLATION

The Company's functional currency is the Deutsche mark.

For US dollars reporting purposes, assets and liabilities have been translated from Deutsche mark to US dollars at year-end rates and revenues, costs and dividends have been translated at average rates for the year. Gains and losses resulting from this translation are accumulated in shareholders' equity.

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
U-Gene Research B.V.

We have audited the accompanying consolidated balance sheets of U-Gene Research B.V. as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U-Gene Research B.V. as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Coopers & Lybrand N.V.
Utrecht, The Netherlands
June 17, 1997

U-GENE RESEARCH B.V.

CONSOLIDATED BALANCE SHEETS

ASSETS

                                                                            DECEMBER 31,
                                                                      -------------------------
                                                                                        1996
                                                                                     ----------
                                                                         1995           USD
                                                                      ----------
                                                                         USD
Current assets:
Cash and cash equivalents...........................................  $  777,005     $2,022,645
Accounts receivable.................................................   2,994,446      2,899,576
Other current assets................................................     287,034        405,033
                                                                      ----------     ----------
          Total current assets......................................   4,058,485      5,327,254
                                                                      ----------     ----------
Deferred tax asset..................................................      24,000         92,946
Property and equipment
Furnishings, equipment and other....................................   1,135,760      1,803,492
Less: accumulated depreciation......................................    (407,780)      (685,426)
                                                                      ----------     ----------
Net property and equipment..........................................     727,980      1,118,066
                                                                      ----------     ----------
          Total assets..............................................  $4,810,465     $6,538,266
                                                                      ==========     ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                            DECEMBER 31,
                                                                      -------------------------
                                                                                        1996
                                                                                     ----------
                                                                         1995           USD
                                                                      ----------
                                                                         USD
Current liabilities:
Trade payables......................................................  $1,519,745     $1,265,114
Dividends payable...................................................     147,526        266,335
Advance billings....................................................     841,709      2,076,320
Accrued compensation and related payroll withholdings and taxes.....     783,529        651,577
Other accrued liabilities...........................................     538,833        753,576
                                                                      ----------     ----------
          Total current liabilities.................................   3,831,342      5,012,922
                                                                      ----------     ----------
Pension liabilities.................................................      95,857        170,777
                                                                      ----------     ----------
          Total liabilities.........................................   3,927,199      5,183,699
                                                                      ----------     ----------
Shareholders' equity:
Common stock........................................................     172,235        172,235
Additional paid-in capital..........................................      14,448         14,448
Retained earnings...................................................     648,406      1,211,029
Accumulated translation adjustment..................................      48,177        (43,145)
                                                                      ----------     ----------
          Total shareholders' equity................................     883,266      1,354,567
                                                                      ----------     ----------
          Total liabilities and shareholders' equity................  $4,810,465     $6,538,266
                                                                      ==========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

U-GENE RESEARCH B.V.
CONSOLIDATED STATEMENTS OF OPERATIONS

                                               FOR THE YEAR ENDED          FOR THE SIX MONTHS ENDED
                                                  DECEMBER 31,                     JUNE 30,
                                           --------------------------     ---------------------------
                                              1995           1996            1996            1997
                                           ----------     -----------     -----------     -----------
                                              USD             USD             USD             USD
                                                                          (UNAUDITED)     (UNAUDITED)
Net revenues.............................  $9,115,192     $12,507,765     $ 6,758,161     $ 6,442,632
                                           ----------     -----------      ----------      ----------
Cost and expenses:
  Direct costs...........................   5,917,585       8,107,770       4,613,216       4,146,666
  Selling, general and administrative....   2,038,345       2,783,333       1,174,022       1,499,754
  Depreciation...........................     278,257         319,764         144,324         186,468
                                           ----------     -----------      ----------      ----------
                                            8,234,187      11,210,867       5,931,562       5,832,888
                                           ----------     -----------      ----------      ----------
Income from operations...................     881,005       1,296,898         826,599         609,744
                                           ----------     -----------      ----------      ----------
Other income:
  Interest income........................       6,222           6,623             150          12,454
                                           ----------     -----------      ----------      ----------
Income before tax........................     887,227       1,303,521         826,749         622,198
Tax on income............................     302,735         465,243         292,349         218,297
                                           ----------     -----------      ----------      ----------
Net income...............................  $  584,492     $   838,278     $   534,400     $   403,901
                                           ==========     ===========      ==========      ==========

  The accompanying notes are an integral part of these consolidated financial statements.

U-GENE RESEARCH B.V.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                     COMMON STOCK
                                 --------------------   ADDITIONAL                  CURRENCY         TOTAL
                                 NUMBER OF    COMMON     PAID-IN      RETAINED     TRANSLATION   SHAREHOLDERS'
                                  SHARES      STOCK      CAPITAL      EARNINGS     ADJUSTMENTS      EQUITY
                                 ---------   --------   ----------   -----------   -----------   -------------
                                               USD         USD           USD           USD            USD
Balance December 31, 1994......     299      $172,235    $ 14,448    $   348,431                  $    535,114
Net income.....................                                          584,492                       584,492
Distributions to
  shareholders.................                                         (284,517)                     (284,517)
Translation adjustments........                                                     $   48,177          48,177
                                    ---      --------     -------     ----------    ----------      ----------
Balance December 31, 1995......     299       172,235      14,448        648,406        48,177         883,266
Net income.....................                                          838,278                       838,278
Distributions to
  shareholders.................                                         (275,655)                     (275,655)
Translation adjustments........                                                        (91,322)        (91,322)
                                    ---      --------     -------     ----------    ----------      ----------
Balance December 31, 1996......     299       172,235      14,448      1,211,029       (43,145)      1,354,567
Net income (unaudited).........                                          403,901                       403,901
Translation adjustments
  (unaudited)..................                                                       (175,540)       (175,540)
                                    ---      --------     -------     ----------    ----------      ----------
Balance June 30, 1997
  (unaudited)..................     299      $172,235    $ 14,448    $ 1,614,930    $ (218,685)   $  1,582,928
                                    ===      ========     =======     ==========    ==========      ==========

  The accompanying notes are an integral part of these consolidated financial statements.

U-GENE RESEARCH B.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                           FOR THE YEAR ENDED            FOR THE            FOR THE
                                              DECEMBER 31,              SIX MONTHS         SIX MONTHS
                                        -------------------------         ENDED              ENDED
                                           1995           1996        JUNE 30, 1996      JUNE 30, 1997
                                        ----------     ----------     --------------     --------------
                                           USD            USD              USD                USD
                                                                       (UNAUDITED)        (UNAUDITED)
Cash flows from operating activities:
Net income............................  $  584,492     $  838,278       $  534,400        $    403,901
Adjustments to reconcile net income to
  cash provided by (used in) operating
  activities:
Depreciation..........................     278,257        319,764          114,324             186,468
Changes in:
Accounts receivable...................    (688,280)        94,870         (115,360)         (1,206,730)
Other current assets..................     146,613       (117,999)        (105,247)           (108,272)
Advance billings......................    (579,848)     1,234,611         (262,781)             93,778
Trade payables........................   1,007,664       (254,631)        (644,529)            (39,275)
Accrued liabilities and dividends
  payable.............................     828,344        201,600          (23,316)         (1,132,704)
Pension liability.....................                     74,920          (12,149)             49,886
Deferred taxes........................    (312,672)       (68,946)          24,000              36,712
                                        ----------     ----------        ---------         -----------
Net cash provided by (used in)
  operating activities................   1,264,570      2,322,467         (490,658)         (1,716,236)
                                        ----------     ----------        ---------         -----------
Cash flows from investing activities
  in tangible fixed assets:
Additions.............................    (474,786)      (709,850)        (464,241)           (198,677)
Disposals.............................     132,476
                                        ----------     ----------        ---------         -----------
Net cash used in investing
  activities..........................    (342,310)      (709,850)        (464,241)           (198,677)
                                        ----------     ----------        ---------         -----------
Cash flows from financing activities:
Distributions to shareholders.........    (284,517)      (275,655)
                                        ----------     ----------
Net cash used in financing
  activities..........................    (284,517)      (275,655)
                                        ----------     ----------
Net effect of exchange rate changes on
  cash and cash equivalents...........      48,177        (91,322)          28,487            (175,540)
                                        ----------     ----------        ---------         -----------
Net increase (decrease) in cash and
  cash equivalents....................     685,920      1,245,640         (926,412)         (2,090,453)
Cash and cash equivalents:
Beginning of period...................      91,085        777,005          777,005           2,022,645
                                        ----------     ----------        ---------         -----------
End of period.........................  $  777,005     $2,022,645       $ (149,407)       $    (67,808)
                                        ==========     ==========        =========         ===========

  The accompanying notes are an integral part of these consolidated financial statements.

U-GENE RESEARCH B.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  Nature of business

     U-Gene Research B.V., (the "Company") is a clinical research organization providing a broad range of integrated product development services to complement the research and development activities of the pharmaceutical and biotechnology industries. The Company's services include Phase-II-IV clinical trial management, clinical data management and biostatistical analysis, medical writing and regulatory consultation and representation. The Company is based in Utrecht, The Netherlands, and has local offices in London, United Kingdom, and since April 1, 1997, Milan, Italy.

  Principles of consolidation

     The consolidated financial statements include the financial information of U-Gene Research B.V. and its wholly-owned subsidiaries U-Gene Clinical Research B.V. and U-Gene Research Biotechnology B.D., both based in Utrecht, The Netherlands.

  Foreign currency translation

     The Company's functional currency is the Dutch guilder. Assets and liabilities denominated in other currencies have been converted into Dutch guilders at year-end rates. Exchange differences are charged or credited to the statements of operations.

     For US dollars reporting purposes, assets and liabilities have been translated from Dutch guilders to US dollars at year-end rates and revenues, costs and dividends have been translated at average rates for the year. Gains and losses resulting from this translation are accumulated in shareholders' equity.

  Cash and cash equivalents

     Cash and cash equivalents consist of demand deposits and money market funds held with a financial institution with an initial maturity of three months or less.

     The Company maintains its bank accounts with a single Dutch financial institution, the Crediet-en Effectenbank N.V., a subsidiary of the ING-Bank. There is no state insurance coverage on bank balances in The Netherlands. The Company changed from Crediet-en Effectenbank N.V. to ABN AMRO Bank N.V. on July 1, 1997.

  Revenue recognition

     Revenues are earned by performing services primarily under fixed-price contracts. Revenues are recognized on the percentage of completion method, primarily measured by the percentage of costs incurred to date to estimated total costs for each contract. This method is used because management considers total costs incurred to be the best available measure of progress on these contracts. The estimated total costs of contracts are reviewed and revised periodically throughout the lives of the contracts with adjustment to revenues resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are made. Hence, the effect of the changes on future periods of contract performance is recognized as if the revised estimates had been the original estimates. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change in the near term and could result in a material change.

     Contract costs include direct labor costs, investigator costs, other direct costs and indirect costs related to contract performance, such as indirect labor, supplies and utilities. Selling, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are recognized in the period in which such losses become known.

  Revenue Recognition, continued

     Amendments to contracts resulting in revisions to revenues and costs are recognized in the period in which the revisions are negotiated. Included in accounts receivable are nibbled accounts receivable, which represent revenue recognized in excess of amounts billed. Advance billings represent amounts billed in excess of revenue recognized.

  Property and equipment

     Property and equipment are stated at cost. Depreciation is computed over estimated useful lives of three to eight years using the straight-line method. Repairs and maintenance are charged to expense as incurred. Upon disposition, the asset and the related accumulated depreciation are relieved and any gains or losses are reflected in operations.

  Income taxes

     The company is subject to corporate income tax and recognizes deferred taxes in accordance with Statement of Financial Accounting Standard No. 109, ("SFAS 109"), "Accounting for Income Taxes." SFAS 109 requires companies subject to income taxes to adjust their deferred tax assets and liabilities based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Dutch Corporation Tax Law provides for a tax rate of 35%.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  ACCOUNTS RECEIVABLE

                                                                        DECEMBER 31,
                                                                  -------------------------
                                                                     1995           1996
                                                                  ----------     ----------
                                                                     USD            USD
    Billed....................................................    $1,522,952     $1,346,515
    Unbilled..................................................     1,471,494      1,553,061
                                                                  ----------     ----------
                                                                  $2,994,446     $2,899,576
                                                                  ==========     ==========

     Accounts receivable are billed when certain milestones defined in customer contracts are achieved. All unbilled accounts receivable are expected to be collected within one year.

3.  DEBT

     The Company had a USD 573,000 (NLG 1 million) overdraft facility with a bank on which there were no outstanding borrowings at December 31, 1995 and 1996. The Company's receivables serve as collateral.

     On July 1, 1997 the Company agreed on an overdraft facility of NLG 2.5 million with ABN AMRO Bank N.V. The Company's receivables serve as collateral.

4.  EMPLOYEE BENEFIT PLANS

     The Company has defined benefit pension plans covering nearly all of its employees and two directors in The Netherlands. The plan benefits are based on years of service and compensation levels at the time of retirement.

     The pension arrangements are single employer plans as defined in SFAS No. 87, "Employers' Accounting for Pensions."

     The company's funding policy is to fund amounts as are necessary on an actuarial basis to provide for vested benefits.

     Plan assets of the single employer plans are participating annuity contracts as defined in SFAS No. 87.

     Two other directors have defined contribution pension plans. The annual contribution to each of these plans is USD 8,876.

     Net periodic pension expense of single employer plans included the following components in thousands:

                                                                   FOR THE           FOR THE
                                                                     YEAR          SIX MONTHS
                                                                    ENDED             ENDED
                                                                 DECEMBER 31,       JUNE 30,
                                                                     1996             1997
                                                                 ------------     -------------
                                                                     USD               USD
                                                                                   (UNAUDITED)
    Service cost-benefits earned during the year...............      $ 92             $  69
    Interest cost on the projected benefit obligations.........        19                13
    Actual return on plan assets...............................       (27)               (2)
    Net total of other components..............................        35                 5
                                                                      ---               ---
    Net periodic pension cost..................................      $119             $  85
                                                                      ===               ===

     The actuarial present value of benefit obligations and funded status for the Company's single employer plans were as follows in thousands:

                                                                       FOR THE           FOR THE
                                                                         YEAR          SIX MONTHS
                                                                        ENDED             ENDED
                                                                     DECEMBER 31,       JUNE 30,
                                                      FOR THE            1996             1997
                                                        YEAR         ------------     -------------
                                                       ENDED
                                                    DECEMBER 31,         USD          USD
                                                        1995
                                                    ------------
                                                        USD
                                                                                       (UNAUDITED)
    Actuarial present value of benefit obligation:
    Vested........................................      $128            $  210            $ 253
    Accumulated...................................       123               201              229
    Projected.....................................       217               375              428
    Plan assets at fair value.....................        42               120              132
                                                        ----              ----             ----
    Plan assets less than projected benefit
      obligation..................................      (175)             (255)            (296)
    Unrecognized transition obligation............        79                61               56
    Unrecognized net loss.........................                          23               19
                                                        ----              ----             ----
    Accrued pension cost..........................      $(96)           $ (171)           $(221)
                                                        ====              ====             ====
    Weighted average discount rates...............        6.2   %           5.6  %            5.6  %
    Expected long-term rate of return on assets...        4.0               4.0               4.0
    Assumed rate of increase in future
      compensation................................       4.0               4.0              4.0

5.  LEASES

  Lease contracts

     U-Gene Research B.V. leases a number of cars under operating lease contracts. The lease contracts have a term of four years or a certain number of kilometers, usually 150,000. The estimated costs per year amount to USD 250,000. A lease contract has been concluded for a photocopier under an operational lease contract for a term of five years.

  Lease contract for premises

     With effect from December 1, 1992 an operating lease contract for the main premises at Bolognalaan 40 was entered into with S.F.A.R. for a period of three years. The lessee has a right to renew the lease for two option periods of three years, commencing on December 1, 1995 and December 1, 1998. The current rent is USD 232,000 excluding VAT, to be paid in advance in quarterly installments amounting to USD 58,000 each. The lessee is also obliged to pay service costs of USD 10,000 every three months in advance. The rent is adjusted annually on July
1. A bank guarantee has been given to S.F.A.R. of USD 82,000 for an indefinite period.

     With effect from January 1, 1996 an operating lease contract for the offices located Einsteindreef 129-131 was entered into with Verwaltung IFU Immobilienfonds GmbH & Co. K.G. for a period of two years. The lessee has a right to renew the lease for two option periods of three years, commencing on January 1, 1998 for a period of one year and January 1, 1999 for a period of two years. The current rent is USD 115,000, excluding VAT, to be paid in advance in quarterly installments amounting to USD 28,750 each. The lessee is also obliged to pay service costs of USD 3,500 every three months in advance. A bank guarantee has been given to Verwaltung IFU Immobilienfonds GmbH & Co. K.G. of USD 37,800 for an indefinite period.

Commitments under operating lease contracts can be summarized as follows:

                                                                      USD
                                                                    --------
                1997..............................................  $488,000
                1998..............................................   459,500
                1999..............................................   125,000
                2000..............................................    62,500

6.  GEOGRAPHICAL SEGMENT INFORMATION

     The following sets forth net revenues from customers in the following geographical areas:

                                                                1995     1996        FOR THE
                                                                ----     ----      SIX MONTHS
                                                                                      ENDED
                                                                 %        %         JUNE 30,
                                                                                      1997
                                                                                  -------------
                                                                                        %
                                                                                   (UNAUDITED)
    The Netherlands...........................................    62       40           25
    Other European Community countries........................    26       28           23
    Other (mainly USA)........................................    12       32           52
                                                                 ---      ---          ---
                                                                 100      100          100
                                                                 ===      ===          ===

7.  MAJOR CLIENTS

     The following sets forth the net revenues from clients who accounted for more than 10% of the Company's net revenues during each of the periods presented:


                       CLIENTS                                                     JUNE 30,
    ----------------------------------------------                                   1997
                                                           YEAR ENDED             -----------
                                                          DECEMBER 31,
                                                    -------------------------         USD
                                                      1995            1996
                                                    --------       ----------     (UNAUDITED)
                                                      USD             USD
    A.............................................  $933,288       $2,114,293               *
    B.............................................   980,204        2,041,000               *
    C.............................................         *        1,925,683               *
    D.............................................         *        1,516,039               *
    E.............................................         *                *     $ 1,720,995
    F.............................................         *                *         643,667


* Net revenues did not exceed 10%.

8.  GRANTS

     For 1995 and 1996 costs are stated net of Dutch wage tax credits for R&D work amounting to USD 156,000 and USD 191,000 respectively.

     This wage tax credit facility may not necessarily be available for the Company in 1997 and following years.

9.  TAXES

     Reconciliations of the statutory income tax rate to the effective tax rates shown in the financial statements are as follows:

                                                                    FOR THE            FOR THE
                                                                   SIX MONTHS         SIX MONTHS
                                                                     ENDED              ENDED
                                               1995     1996     JUNE 30, 1996      JUNE 30, 1997
                                               ----     ----     --------------     --------------
                                                %        %             %                  %
                                                                  (UNAUDITED)        (UNAUDITED)
    The Netherlands statutory tax rate.......  35.0     35.0          35.0               35.0
    Permanent differences....................  (0.9)     0.6           0.4                0.1
                                               ----     ----          ----               ----
                                               34.1     35.6          35.4               35.1
                                               ====     ====          ====               ====

     Permanent differences comprise partly deductible entertaining expenses and permanent deductions in relation to capital expenditures.

     Income tax expense is comprised of the following:

                                                                    FOR THE            FOR THE
                                                                   SIX MONTHS         SIX MONTHS
                                                                     ENDED              ENDED
                                        1995          1996       JUNE 30, 1996      JUNE 30, 1997
                                      ---------     --------     --------------     --------------
                                         USD          USD             USD                USD
                                                                  (UNAUDITED)        (UNAUDITED)
    Current tax.....................  $ 615,407     $534,189        $268,349           $181,585
    Deferred tax (benefit)..........   (312,672)     (68,946)         24,000             36,712
                                       --------     --------        --------           --------
                                      $ 302,735     $465,243        $292,349           $218,297
                                       ========     ========        ========           ========

     The deferred tax asset relates to temporary differences mainly relating to the recognition of pension costs.

10.  SHAREHOLDERS' EQUITY:

     At December 31, 1995 and 1996 and June 30, 1997 (unaudited) there were 1,000 shares authorized with a par value of NLG 1,000, each of which 299 shares were issued and outstanding.

===============================================================================

NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.
                          ---------------------------

                               TABLE OF CONTENTS

Additional Information................    2
Prospectus Summary....................    3
The Company...........................    3
Acquisitions..........................    4
The Offering..........................    5
Summary Financial and Operating
  Data................................    6
Risk Factors..........................    7
The Acquisitions......................   12
Bank Credit Facility..................   13
Use of Proceeds.......................   14
Termination of S Corporation Status...   14
Dividend Policy.......................   15
Capitalization........................   16
Dilution..............................   17
Unaudited Pro Forma Condensed
  Consolidated Financial Statements...   18
Selected Financial Data...............   22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   24
Business..............................   31
Management............................   42
Certain Transactions..................   47
Principal and Selling Shareholders....   47
Description of Capital Stock..........   48
Shares Eligible for Future Sale.......   50
Underwriting..........................   51
Legal Matters.........................   52
Experts...............................   52
Index to Financial Statements.........  F-1

UNTIL          , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS AN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


===============================================================================


                                3,600,000 SHARES

                                 [KENDLE LOGO]

                                     KENDLE
                               INTERNATIONAL INC.

                                  COMMON STOCK
                          ---------------------------

                                   PROSPECTUS

                                          , 1997

                          ---------------------------
                                LEHMAN BROTHERS

                              J.C. BRADFORD & CO.

===============================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following estimated costs and expenses in connection with the issuance and distribution of the securities being registered hereby are being paid by the Registrant. Underwriting discounts and commissions are being paid by the Registrant and the Selling Shareholders based on the pro rata number of shares sold by each.

Securities and Exchange Commission registration fee..........    $ 17,940
NASD filing fee..............................................       5,880
The Nasdaq Stock Market listing fee..........................      27,000
Printing and engraving costs.................................     100,000
Legal fees and expenses......................................     110,000
Accounting fees and expenses.................................     180,000
Blue sky filing fees and expenses............................      15,000
Transfer Agent and Registrar fees and expenses...............       5,000
Miscellaneous expenses.......................................      39,180
                                                                  -------
  TOTAL......................................................    $500,000
                                                                  =======

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 1701.13(E) of the Ohio General Corporation Law allows indemnification by the Registrant to any person made or threatened to be made a party to any proceedings, other than a proceeding by or in the right of the Registrant, by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, against expenses, including judgments and fines, if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to criminal actions, in which he had no reasonable cause to believe that his conduct was unlawful. Similar provisions apply to actions brought by or in the right of the Registrant, except that no indemnification shall be made in such cases when the person shall have been adjudged to be liable for negligence or misconduct to the Registrant unless determined by the court. The right to indemnification is mandatory in the case of a director or officer who is successful on the merits or otherwise in defense of any action, suit or proceeding or any claim, issue or matter therein. Permissive indemnification is to be made by a court of competent jurisdiction, the majority vote of a quorum of disinterested directors, the written opinion of independent counsel or by the shareholders.

     The Registrant's Code of Regulations provides that the Registrant shall indemnify its directors and officers to the fullest extent permitted by law.

     The Registrant maintains director and officer liability insurance which provides coverage against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     As of June 30, 1997, the Registrant had outstanding 757,412 options granted to employees to purchase shares of Common Stock. Of these, options to purchase 219,219 shares were granted in 1995 at $0.91 per share; options to purchase 451,652 shares were granted in 1996 at $1.21 per share; and options to purchase 250,609 shares were granted in 1997 at $2.01 per share. Options cancelled during those periods totalled 164,068.


     The options were issued to 36 employees under the Company's 1995 Stock Option and Stock Incentive Plan, in each case without consideration. These option issuances did not involve "sales" within the meaning ascribed thereto under the Securities Act of 1933 or, alternatively, were exempt from registration under Section 4(2) of the Act. Shares issuable upon exercise will be registered on Form S-8 prior to exercise.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     a. Exhibits


 EXHIBIT
   NO.                                       DESCRIPTION
---------------------------------------------------------------------------------------------
    1    -- Form of Underwriting Agreement*
   2.1   -- Stock Purchase Agreement dated July 1, 1997 by and among the Company and
         Shareholders of U-Gene*
   2.2   -- Escrow Agreement dated June 27, 1997 among the Company, Keating Muething &
         Klekamp, P.L.L., Bio-Medical Research Holdings B.V., Utrechtse
            Participatiemaatschappij B.V., P.J. Morrison, T.S. Schwarz, I.M. Hoepelman, Ph.K.
            Peterson, J. Remington, M. Rozenberg-Arska and L.G.W. Sterkman.*
   2.3   -- Share Purchase Agreement dated July 2, 1997 by and among the Company and
         Shareholders of gmi*
   3.1   -- Restated and Amended Articles of Incorporation**
   3.2   -- Amended and Restated Code of Regulations*
    4    -- Specimen Common Stock Certificate*
    5    -- Opinion of Keating, Muething & Klekamp, P.L.L.**
  10.1   -- Amended and Restated Shareholders' Agreement dated June 26, 1997*
  10.2   -- Revolving Credit Loan Agreement, dated August 9, 1996 by and between the Company and Star Bank, N.A., as amended on November 27, 1996 and February 13, 1997*
  10.3   -- Promissory Note dated August 9, 1996 made by the Company in favor of Star Bank,
         N.A. in the principal amount of $2,000,000*
  10.4   -- Master Lease Agreement dated November 27, 1996 by and between the Company and
         Bank One Leasing Corporation, as amended on April 18, 1997*
  10.5   -- Master Equipment Lease dated January 31, 1995 by and between the Company and Star
         Bank, N.A.*
  10.6   -- Master Equipment Lease dated August 16, 1996 by and between the Company and The
         Fifth Third Leasing Company*
  10.7   -- Lease Agreement dated December 9, 1991 by and between the Company and Carew
         Realty, Inc., as amended on December 30, 1991, March 18, 1996, October 8, 1996 and
            January 29, 1997*
  10.8   -- Indemnity Agreement dated June 21, 1996 by and between the Company and Candace
         Kendle Bryan*
  10.9   -- Indemnity Agreement dated June 21, 1996 by and between the Company and
         Christopher C. Bergen*
  10.10  -- Indemnity Agreement dated June 21, 1996 by and between the Company and Timothy M.
            Mooney*
  10.11  -- Credit Agreement by and between the Company and NationsBank, N.A. dated June 26,
            1997*
  10.12  -- Investment Agreement by and between the Company and NationsBank, N.A. Investment
            Corporation dated June 26, 1997*
  10.13  -- Clinical Development Services Agreement dated January 8, 1996 by and between the
         Company and Amgen Inc.*
  10.14  -- Clinical Trial Services Agreement dated April 26, 1996 by and between the Company and G.D. Searle & Co.*
  10.15  -- Clinical Development Agreement dated August 12, 1995 by and between the Company and Procter & Gamble Pharmaceuticals, Inc.*

 EXHIBIT
   NO.                                       DESCRIPTION
---------------------------------------------------------------------------------------------
  10.16  -- 1995 Stock Option and Stock Incentive Plan*
  10.17  -- 1995 Stock Option and Stock Incentive Plan -- Individual Stock Option Agreement
         for Incentive Stock Option (contained in Exhibit 10.16)*
  10.18  -- 1997 Stock Option and Stock Incentive Plan**
  10.19  -- Form of Protective Compensation and Benefit Agreement*

   11    -- Statement Regarding Computation of Earnings Per Share*
   21    -- List of Subsidiaries*
  23.1   -- Consent of Coopers & Lybrand L.L.P.**
  23.2   -- Consent of Coopers & Lybrand N.V.*
  23.3   -- Consent of Coopers & Lybrand GmbH**
  23.4   -- Consent of Keating, Muething & Klekamp, P.L.L. (contained in Exhibit 5)**
   24    -- Powers of Attorney (contained in Signature Page)*
  27.1   -- Financial Data Schedule for year ended December 31, 1996*
  27.2   -- Financial Data Schedule for quarter ended March 31, 1997*
  27.3   -- Financial Data Schedule for quarter ended June 30, 1997*


---------------

 * Previously filed
** Filed herewith

ITEM 17.  UNDERTAKINGS.

     (f) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (i) The undersigned Registrant hereby undertakes that: (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cincinnati, State of Ohio, on the 21st day of August, 1997.


                                          KENDLE INTERNATIONAL INC.

                                          BY: /s/ CANDACE KENDLE BRYAN
                                            ------------------------------------
                                            Candace Kendle Bryan
                                            Chairman of the Board and
                                            Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


               SIGNATURE                               CAPACITY                      DATE

/s/ CANDACE KENDLE BRYAN                   Chairman of the Board of            August 21, 1997
----------------------------------------   Directors and Chief Executive
Candace Kendle Bryan                       Officer (principal executive
                                           officer)

*                                          President, Chief Operating          August 21, 1997
----------------------------------------   Officer, Secretary and Director
Christopher C. Bergen

*                                          Vice President -- Finance, Chief    August 21, 1997
----------------------------------------   Financial Officer, Treasurer,
Timothy M. Mooney                          Assistant Secretary (principal
                                           financial officer and principal
                                           accounting officer) and Director

*                                          Director                            August 21, 1997
----------------------------------------
Philip E. Beekman

*                                          Director                            August 21, 1997
----------------------------------------
Charles A. Sanders

*By: /s/ CANDACE KENDLE BRYAN              Attorney-in-fact                    August 21, 1997
     -----------------------------------
     Candace Kendle Bryan

                                 EXHIBIT INDEX


 EXHIBIT
   NO.                                       DESCRIPTION
---------------------------------------------------------------------------------------------

    1    -- Form of Underwriting Agreement*
   2.1   -- Stock Purchase Agreement dated July 1, 1997 by and among the Company and
         Shareholders of U-Gene*
   2.2   -- Escrow Agreement dated June 27, 1997 among the Company, Keating Muething &
         Klekamp, P.L.L., Bio-Medical Research Holdings B.V., Utrechtse
            Participatiemaatschappij B.V., P.J. Morrison, T.S. Schwarz, I.M. Hoepelman, Ph.K.
            Peterson, J. Remington, M. Rozenberg-Arska and L.G.W. Sterkman.*
   2.3   -- Share Purchase Agreement dated July 2, 1997 by and among the Company and
         Shareholders of gmi*
   3.1   -- Restated and Amended Articles of Incorporation**
   3.2   -- Amended and Restated Code of Regulations*
    4    -- Specimen Common Stock Certificate*
    5    -- Opinion of Keating, Muething & Klekamp, P.L.L.**
  10.1   -- Amended and Restated Shareholders' Agreement dated June 26, 1997*
  10.2   -- Revolving Credit Loan Agreement, dated August 9, 1996 by and between the Company and Star Bank, N.A., as amended on November 27, 1996 and February 13, 1997*
  10.3   -- Promissory Note dated August 9, 1996 made by the Company in favor of Star Bank,
         N.A. in the principal amount of $2,000,000*
  10.4   -- Master Lease Agreement dated November 27, 1996 by and between the Company and
         Bank One Leasing Corporation, as amended on April 18, 1997*
  10.5   -- Master Equipment Lease dated January 31, 1995 by and between the Company and Star
         Bank, N.A.*
  10.6   -- Master Equipment Lease dated August 16, 1996 by and between the Company and The
         Fifth Third Leasing Company*
  10.7   -- Lease Agreement dated December 9, 1991 by and between the Company and Carew
         Realty, Inc., as amended on December 30, 1991, March 18, 1996, October 8, 1996 and
            January 29, 1997*
  10.8   -- Indemnity Agreement dated June 21, 1996 by and between the Company and Candace
         Kendle Bryan*
  10.9   -- Indemnity Agreement dated June 21, 1996 by and between the Company and
         Christopher C. Bergen*
  10.10  -- Indemnity Agreement dated June 21, 1996 by and between the Company and Timothy M.
            Mooney*
  10.11  -- Credit Agreement by and between the Company and NationsBank, N.A. dated June 26,
            1997*
  10.12  -- Investment Agreement by and between the Company and NationsBank, N.A. Investment
            Corporation dated June 26, 1997*
  10.13  -- Clinical Development Services Agreement dated January 8, 1996 by and between the
         Company and Amgen Inc.*
  10.14  -- Clinical Trial Services Agreement dated April 26, 1996 by and between the Company and G.D. Searle & Co.*
  10.15  -- Clinical Development Agreement dated August 12, 1995 by and between the Company and Procter & Gamble Pharmaceuticals, Inc.*

                         MANAGEMENT CONTRACTS AND COMPENSATION PLANS
  10.16  -- 1995 Stock Option and Stock Incentive Plan*
  10.17  -- 1995 Stock Option and Stock Incentive Plan -- Individual Stock Option Agreement
         for Incentive Stock Option (contained in Exhibit 10.16)*
  10.18  -- 1997 Stock Option and Stock Incentive Plan**
  10.19  -- Form of Protective Compensation and Benefit Agreement*

   11    -- Statement Regarding Computation of Earnings Per Share*
   21    -- List of Subsidiaries*
  23.1   -- Consent of Coopers & Lybrand L.L.P.**
  23.2   -- Consent of Coopers & Lybrand N.V.*

 EXHIBIT
   NO.                                       DESCRIPTION
---------------------------------------------------------------------------------------------
  23.3   -- Consent of Coopers & Lybrand GmbH**
  23.4   -- Consent of Keating, Muething & Klekamp, P.L.L. (contained in Exhibit 5)**
   24    -- Powers of Attorney (contained in Signature Page)*
  27.1   -- Financial Data Schedule for year ended December 31, 1996*
  27.2   -- Financial Data Schedule for quarter ended March 31, 1997*
  27.3   -- Financial Data Schedule for quarter ended June 30, 1997*


---------------

 * Previously filed
** Filed herewith